As confidentially submitted to the Securities and Exchange Commission on July 12, 2018.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

BANK7 CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	6022	20-0764349
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
(405) 810-8600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas L. Travis
President and Chief Executive Officer
Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
(405) 810-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian R. Marek Beth A. Whitaker Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000 (214) 880-0011 (facsimile)	Kelly Harris Senior Vice President and Chief Financial Officer Bank7 Corp. 1039 N.W. 63rd Street Oklahoma City, Oklahoma 73116 (405) 810-8600 (405) 810-8601 (facsimile)	William S. Anderson Joshua T. McNulty Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 223-2300 (713) 437-5370 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase from the selling shareholders.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2018

PROSPECTUS

         Shares

Bank7 Corp.

Common Stock

This is the initial public offering of Bank7 Corp. We are offering           shares of our common stock and the selling shareholders are offering           shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

There is no established public market for our common stock. We anticipate that the public offering price of our common stock will be between $        and $        per share. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “BSVN.”

In connection with the termination of our status as an S Corporation, we intend to use a portion of the net proceeds to us from the offering to fund a cash distribution to our existing shareholders, immediately after the closing of this offering, in the amount of $        million. The distribution is intended to be non-taxable to our existing shareholders and represents a substantial portion of our S Corporation earnings that have been, or will be, taxed to our existing shareholders, but not previously distributed to them. Purchasers of our common stock in this offering will not be entitled to participate in this distribution. See “Use of Proceeds.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses
(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have an option to purchase up to an additional           shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. We will not receive any proceeds from the exercise of the underwriters’ overallotment option.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The shares of common stock will be ready for delivery on or about          , 2018.

Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

The date of this prospectus is          , 2018.

Topeka
Wichita
Tulsa
Amarillo
Oklahoma City
Lubbock
Fort Worth
Dallas
Midland
Odessa
Austin
Houston
San Antonio

RANKED #13 OF TOP 100 PERFORMING COMMUNITY BANKS UNDER $1 BILLION IN ASSETS IN THE UNITED STATES FOR 2017 BY S&P GLOBAL MARKET INTELLIGENCE

RANKED IN THE TOP 100 FOR THE 7TH STRAIGHT YEAR, INCLUDING 4 YEARS IN THE TOP 5

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “ourselves,” “our company,” and the “Company” refer to Bank7 Corp., an Oklahoma corporation, and its consolidated subsidiaries. References in this prospectus to “Bank7” and the “Bank” refer to Bank7, an Oklahoma chartered bank, member of the Board of Governors of the Federal Reserve System and our wholly-owned consolidated subsidiary.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Unless otherwise stated, all information in this prospectus gives effect to a 24-for-1 stock dividend, whereby each holder of our common stock received 24 additional shares of common stock for each share owned as of the record date of July 6, 2018, which was distributed on July 9, 2018. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase from the selling shareholders additional shares of our common stock.

Market and Industry Data

Within this prospectus, we reference certain market, industry and demographic data, forecasts and other statistical information. We have obtained this data, forecasts and information from various independent, third party industry sources and publications. Nothing in the data, forecasts or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of industry publications and surveys and independent sources. We believe that these sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;
•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;
•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to the presentation and discussion of our audited financial statements and executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

Implications of Being a Controlled Company

Trusts established for the benefit of William B. “Brad” Haines, our Chairman of the Board, Lisa K. Haines, the Executive Vice President and Chief Marketing Officer of the Bank, and Julee S. Thummel, collectively referred to as the Haines Family Trusts, currently control all of the outstanding shares of common stock of the Company, and five family members are employees of the Company or the Bank. The Haines Family Trusts will continue to control more than 50% of our outstanding shares of common stock following this offering. So long as the Haines Family Trusts continue to own a majority of our common stock, they will have the ability, if they vote in the same manner, to determine the outcome of all matters requiring shareholder approval, including the election of directors, the approval of mergers, material acquisitions and dispositions and other extraordinary transactions, and amendments to our certificate of incorporation, bylaws and other corporate governance documents. In any of these matters, the interests of the Haines Family Trusts may differ from or conflict with the interests of our other shareholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock of a company with a controlling family.

Additionally, as the Haines Family Trusts will continue to control more than 50% of our outstanding shares of common stock following this offering, we will be a “controlled company” for purposes of the NASDAQ corporate governance standards. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NASDAQ rules;
•	that director nominations are selected, or recommended for the board of directors’ selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors; and
•	that we have a compensation committee that is composed entirely of independent directors.

Even though we will be a “controlled company” following this offering, we currently intend to comply with each of these requirements. However, in the future we may avail ourselves of certain of these and other exemptions for as long as we remain a “controlled company.”

Termination of S Corporation Status

Since August 3, 2004, the Company has elected to be taxed for U.S. federal income tax purposes as an ‘‘S corporation,” or S Corporation or S Corp, under the provisions of Sections 1361 to 1379 of the Internal Revenue Code of 1986, as amended, or the Code. As a result, our net income has not been subject to, and we have not paid, U.S. federal income tax, and no provision or liability for U.S. federal income tax has been included in our consolidated financial statements. Instead, for U.S. federal income tax purposes our taxable income is “passed through” to our shareholders. Unless specifically noted otherwise, no amount of our consolidated net income or our earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in this prospectus, reflects any provision for or accrual of any expense for U.S. federal income tax liability for our Company for any period presented. Upon the consummation of this offering, our status as an S Corporation will terminate and we will be taxed as a general purpose corporation under the provisions of Sections 301 to 385 of the Code, or C Corporation or C Corp. Thereafter, our net income will be subject to U.S. federal income tax and we will bear the liability for those taxes.

The Company calculates its pro forma C Corporation net income, return on average assets, return on average shareholders’ equity and earnings per common share using a combined effective tax rate for Federal and Oklahoma income taxes of 40.0% prior to January 1, 2018 and 26.0% after January 1, 2018. This calculation reflects only the change in the Company’s status as an S Corporation and does not give effect to any other transaction. For our comparative C Corporation and S Corporation financial information, see “Selected Historical Consolidated Financial and Operating Information.”

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the matters discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the historical financial statements and the accompanying notes before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Company Overview

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate seven full-service branches in Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas. We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed banking solutions. We intend to grow organically by selectively opening additional branches in our target markets, and we will also pursue strategic acquisitions. As of March 31, 2018, we had total assets of $706.6 million, total loans of $562.2 million, total deposits of $622.7 million and total shareholders’ equity of $75.5 million.

Our success is driven by:

•	the development of deep business relationships with our commercial customers and their principals;
•	disciplined growth without compromising our asset quality or credit culture;
•	drawing upon years of executive level experience at multi-billion dollar banks;
•	efficiencies gained by adherence to automated and repeatable processes; and
•	investing in our people and technology.

Our focus on efficiently providing tailored banking products and services to business owners and entrepreneurs enables us to generate robust growth and deliver exceptional returns to our shareholders. Our historical financial success is evidenced by the following charts:

Return on Average Assets – C Corp

1.86%
1.45%
1.65%
1.78%
2.17%
2.72%
2013
2014
2015
2016
2017
3/31/2018

Return on Average Equity – C Corp

20.21%
17.71%
19.72%
20.65%
22.46%
26.70%
2013
2014
2015
2016
2017
3/31/2018

Efficiency Ratio

45.4%
51.7%
41.9%
42.3%
37.2%
36.8%
2013
2014
2015
2016
2017
3/31/2018

Leveraging Our Employee Base

(Dollars in millions)

2.85%
2.80%
2.29%
2.23%
2.21%
2.10%
$5.5
$6.3
$7.5
$8.5
$8.8
$9.4
2013
2014
2015
2016
2017
3/31/2018
Assets / Full-time equivalent employee
Noninterest expense to average assets

History

In 2004, our Chairman of the Board and largest shareholder, William B. “Brad” Haines, founded our company for the purpose of acquiring the First National Bank of Medford in Medford, Oklahoma, which had total assets of approximately $24 million. After changing the name to Bank7, we focused our efforts on building the institution into a full-service commercial bank, and today we serve our customers through an array of tailored banking products and services. In 2007, we relocated our headquarters to Oklahoma City. In 2014, we expanded our operations into Kansas with the acquisition of Montezuma State Bank, which was approximately $97 million in assets. That same year, our President and Chief Executive Officer, Thomas Travis, joined us from a multi-billion dollar bank. In 2015, we entered the Dallas/Fort Worth metropolitan area.

Growth

From the Company’s acquisition of the Bank through March 31, 2018, we have grown from approximately $24 million to over $700 million in total assets. More recently, since 2013, we have experienced significant balance sheet and earnings growth, as depicted below:

Deep and Experienced Management

The executive management team is led by our Chairman of the Board, Brad Haines, and President and Chief Executive Officer, Thomas Travis. Combined, the executive management team has over 100 years of banking and industry experience. Additionally, Mr. Travis and Jason Estes, our Chief Credit Officer, bring significant experience from a multi-billion dollar bank. The executive management team is supported by several professionals who were specifically recruited by us and who will continue to support and guide the enterprise forward.

William B. “Brad” Haines. Mr. Haines is the founder of the Company and has served as the Chairman of its board of directors since inception and as Chairman of the board of directors of the Bank since the Company acquired the Bank in 2004. In the 1970s, Mr. Haines founded a pipeline construction company that he later sold to a public company in 1999. After that sale, he began diversifying his holdings into several industries through acquisitions and start-ups. Today, Mr. Haines’ investment company, Haines Capital Group, operates over 30 entities that primarily focus on banking, oil and gas services, mineral holdings, aviation, commercial real estate and agribusiness.

Thomas L. “Tom” Travis. Mr. Travis has served as the President and Chief Executive Officer of the Bank since 2014, and he was appointed President and Chief Executive Officer of the Company in 2018. He has over 35 years of experience in Texas and Oklahoma banking. Prior to joining the Bank, Mr. Travis worked for 22 years at International Bank of Commerce, N.A., or IBC Bank, a Texas-based financial institution, where he served in various roles, including President of IBC Bank San Antonio and IBC Bank Oklahoma. During Mr. Travis’ tenure at IBC Bank, he helped lead several acquisitions, including sourcing, diligence, negotiating and integrating.

John T. “J.T.” Phillips. Mr. Phillips has served as Senior Executive Vice President and Chief Operating Officer of the Bank since 2015, Senior Executive Vice President and Chief Operating Officer of the Company since 2018 and as Secretary of the Company since 2004. He served as President of the Company from 2004 to

2018 and as Chief Financial Officer of the Bank from 2004 to 2015. Additionally, Mr. Phillips has served as Chief Financial Officer of Haines Capital Group since 2003, prior to which he served as Chief Financial Officer of Haines Construction Company for over 10 years. Mr. Phillips has significant merger and acquisition experience, including two acquisitions with Bank7 Corp. and numerous transactions with Haines Capital Group.

Jason E. Estes. Mr. Estes has served as director, Executive Vice President and Commercial Loan Manager of the Bank since 2016. He was appointed as Chief Credit Officer of the Company and the Bank in 2018. Mr. Estes has 17 years of experience in the banking industry. He began his career at Local Oklahoma Bank in 2001 and became an officer of IBC Bank-Oklahoma in 2004 when it acquired Local Oklahoma Bank. He was later promoted to Executive Vice President and Commercial Lending Manager of IBC Bank-Oklahoma. Mr. Estes has significant commercial lending experience that he gained alongside Mr. Travis at IBC Bank Oklahoma.

Kelly J. Harris. Mr. Harris joined the Bank in 2012, initially as Controller and then as Vice President and Chief Financial Officer beginning in 2015. He was appointed as Senior Vice President and Chief Financial Officer of the Company in 2018. Prior to joining the Bank, Mr. Harris worked in the tax and audit departments at Cole & Reed P.C. Mr. Harris is a licensed Certified Public Accountant and a member of the AICPA and the Oklahoma Society of CPAs.

Lending and Loan Portfolio

Asset Quality

Maintaining sound asset quality is a top priority. Several members of our team have worked together for more than 15 years at various financial institutions and have a proven track record of minimal loan losses throughout various economic cycles.

We extend credit through a collaborative and deliberately structured loan committee system that includes our Chairman of the Board, Chief Executive Officer, Chief Credit Officer, senior lenders, loan review staff, mid- and junior-level lenders, credit analysts, high level loan administrative managers and in-house legal counsel. By tapping into the expertise and knowledge of multiple personnel, we:

•	mitigate risk by making well-informed credit decisions;
•	structure loans in the manner that best suits our customers’ needs and minimizes loan loss exposure;
•	train the junior members of our team; and
•	develop an institutional knowledge base of our customers throughout the Bank.

The following sets forth information concerning our historical nonperforming assets and net charge-offs, which we believe demonstrates our commitment to sound asset quality:

Although we have experienced relatively low levels of loan losses, we have maintained our discipline of having an appropriate allowance for loan and lease losses, or allowance. As of March 31, 2018, our allowance to total loans and allowance to nonperforming loans were 1.37% and 526.25%, respectively.

Through our Credit Quality Committee, or CQC, we maintain a multi-faceted loan monitoring process that regularly evaluates our loan portfolio. The CQC includes our Chief Executive Officer, Chief Credit Officer, loan review staff, senior credit analysts and in-house legal counsel. We also involve the senior lender and mid-level lenders who were initially involved in making the loan, however, these participants do not vote on actions taken.

The CQC meets quarterly and performs the following functions:

•	reviews at least 40% of our outstanding loan portfolio each year;
•	reviews a quarterly memo for each adversely graded loan, which includes updating the borrower’s cash flow, loan-to-value, or LTV, ratio and other factors;
•	receives loan review staff reports on all loan reviews performed on specific loans;
•	confirms its progress towards meeting our annual loan review policy requirements; and
•	reviews trends in past due loans, adversely graded loans, collateral exceptions, industry concentrations and local and macroeconomic indicators affecting our markets.

The result of this process is a dynamic and timely loan grading and monitoring system that is vital to maintaining sound asset quality.

Diversified Loan Portfolio

Part of maintaining sound asset quality includes monitoring trends and managing concentrations by geography, industry segment, loan type and other factors. As an example of our diversification strategy, in 2015 we entered the Dallas/Fort Worth metropolitan area primarily to serve its South Asian community. As shown below, our loan portfolio has notably shifted into the Dallas/Fort Worth metropolitan area and Oklahoma City.

As illustrated below, we are primarily a commercial bank, with approximately 97% of our total loans made to business customers as of March 31, 2018. The following graph is categorized by commercial business purpose and is not segmented by each major category of our loan portfolio.

Diverse, Business-Focused Loan Portfolio

(Dollars in millions)

Agricultural non-farmland
$24.9
4.4%
Consumer & other
$15.6
2.8%
General commercial
$97.9
17.4%
Agricultural farmland
$38.9
6.9%
Hospitality construction
$47.9
8.5%
Energy - exploration & production
$15.7
2.8%
Commercial construction
$21.0
3.7%
Energy - purchasers of mineral / royalty interest
$57.4
10.2%
1-4 family construction
$38.4
6.8%
Energy - service companies
$32.1
5.7%
1-4 family (commercial purpose) CRE
$36.4
6.5%
Energy - midstream
$23.8
4.2%
Owner-occupied CRE
$38.8
6.9%
Hospitality - operational properties CRE
$61.0
10.8%
Non-owner-occupied CRE
$14.2
2.5%

We have a particular focus on the following loan categories, which we believe to be a core competency of the Bank:

Commercial Real Estate Lending. We focus on and have expertise in commercial real estate, or CRE, lending. Our conservative approach is reflected by shorter amortization periods, personal guarantees on nearly all of our transactions and minimal exposure to raw land or lot development loans. Within CRE, we carefully monitor exposure to sub-categories and maintain specific policy maximums as a percent of capital within such categories.

Hospitality Lending. Our hospitality lending is targeted toward South Asian entrepreneurs based in the Dallas/Fort Worth metropolitan area who are seasoned veterans in the hospitality industry. Our senior lender in that market and our President and Chief Executive Officer each has significant experience from years of lending in this industry. We are comfortable with hospitality lending because our underwriting is disciplined and we know our customers well. As of March 31, 2018, we had 21 hospitality loans representing $61.0 million in outstanding balances and seven hospitality construction loans representing $47.9 million in outstanding balances. Because of our long history and close relationships with our customers, we typically provide permanent financing once construction is complete and the property is operational. None of these loans are sourced from brokers and all relationships have deposits with the Bank. We generally only lend on properties with flagship brands, and we maintain a disciplined repayment schedule. As of March 31, 2018, 96% of our hospitality loans required payments of principal utilizing a 15-year amortization schedule.

Energy Lending. Our management team has extensive experience in energy lending throughout credit cycles and across various segments of the industry. We maintain disciplined underwriting and generally require personal guarantees. As of March 31, 2018, our energy portfolio contained the following:

	As of March 31, 2018
Energy Loan Type	Number of Loans	Amount Outstanding	% of Energy Loans	% of Gross Loans
	(Dollars in thousands)
Exploration & production	6	$15,716	12.2%	2.8%
Purchasers of mineral and royalty interests	19	57,428	44.5	10.2
Service providers	34	32,065	24.9	5.7
Midstream	7	23,792	18.4	4.2
Total energy loans	66	$129,001	100.0%	22.9%

Deposit Composition

We seek to gather deposits from our commercial clients through a suite of targeted deposit products, including a variety of remote deposit and cash management products. Historically, our commercial loan customers have been one of our best sources of deposits, and we will continue to seek to develop a deposit relationship with each of our borrowers. We also offer consumers traditional retail deposit products through our branch network, along with online and mobile banking platforms. We also fund our Bank through various deposit channels, including brokered deposits, deposits obtained through the internet and/or listing services. Core deposits are defined as relationship-based and exclude listing services, and reciprocal or non-reciprocal brokered deposits that are not relationship-based. Core deposits totaled $492.9 million, or 79.2% of total deposits, as of March 31, 2018.

A breakdown of our deposits as of March 31, 2018 by type is below:

Deposit Mix by Type

(Dollars in millions)

Noninterest bearing deposits
$164.8
26.5%
NOW deposits
$61.2
9.8%
Money market deposits
$74.3
11.9%
Savings deposits
$82.5
13.2%
Time deposits <$100K
$29.4
4.7%
Time deposits >$100K
$210.6
33.8%

Asset Sensitive Balance Sheet

We believe we are positioned to take advantage of the current rising interest rate environment due to our asset sensitive balance sheet. While we expect to see continued upward pressure on our funding costs, we believe our asset yields will outpace such increases. As of March 31, 2018, 94.0% of our loans either had maturity dates within one year or were variable-rate and adjust daily. Additionally, our excess liquidity is primarily invested in federal funds, or fed funds, which re-price daily. For the three months ended March 31, 2018, our net interest margin (excluding loan fee income) increased to 4.65% from 4.43% for the three months ended March 31, 2017.

Cost Discipline and Efficiency

We constantly monitor expenditures, and when appropriate, we use automation, technology and repeatable processes to drive profitability through industry leading efficiencies. We operate as few branches as practical, and the branches we do operate are smaller and more cost efficient than many of our peers’ branches. The Bank’s efficiency ratio for the three months ended March 31, 2018 was the third lowest efficiency ratio among all 142 commercial banks with between $500 million and $5 billion in total assets headquartered in Texas, Oklahoma or Kansas, according to data obtained through S&P Global Market Intelligence, or S&P Global. As we continue to grow, we expect our utilization of automation, technology, and repeatable processes will continue to drive efficiencies throughout the Bank. Combining talented people with process automation will enable us to scale even further, and will also enable us to deliver consistently superior customer service.

Our Future

We will continue to focus on daily execution, making sound credit decisions and maintaining cost discipline, which has been the hallmark of our success. Our customers will remain our top priority as we continue to build upon our franchise through organic and acquisitive growth.

   Organic Growth

Much of our historic asset growth has been driven organically and our current markets, in particular the Dallas/Fort Worth metropolitan area and Oklahoma City, contain ample opportunities for us to grow our customer base and increase our loans and deposits. Although our expansion with brick and mortar branches will be limited, we believe operating strategically placed branches will be important, and therefore we will continue to selectively build our presence in key markets. We also intend to continue to enhance our internet and mobile banking products to remain competitive in the marketplace.

   Acquisitions

We have experience with and have benefitted from acquisitions, and we intend to pursue acquisitive growth as a public company. In 2011, we acquired First State Bank in Camargo, Oklahoma from the Federal Deposit Insurance Corporation, or FDIC, and in 2014, we acquired Montezuma State Bank, a $97 million in asset bank. Additionally, our Chief Executive Officer and Chief Credit Officer gained extensive merger and acquisition experience at IBC Bank Oklahoma. Our focus will initially be on banks within communities along the I-35 corridor, which is a natural business connector between Oklahoma City and the Dallas/Fort Worth metropolitan area. However, we may be opportunistic in other Oklahoma and Texas markets if there is a strategic and cultural fit. We plan to focus on banks with stable, low cost core deposits that would maintain or enhance our current funding mix.

Markets

We are headquartered in Oklahoma City, Oklahoma, and we operate three additional branches in Oklahoma. We also operate one branch in the Dallas/Fort Worth metropolitan area and two branches in southwest Kansas.

   Oklahoma

Oklahoma has a diverse economic landscape including aerospace, food processing, electronics, telecommunications, aviation, real estate development, agriculture, military and energy. Oklahoma is home to five Fortune 500 companies — Oneok, Inc., Chesapeake Energy Corporation, Devon Energy Corporation, NGL Energy Partners and Williams Companies. Love’s Travel Stops & Country Stores, which is one of Forbes’ most highly ranked private companies, is also headquartered in Oklahoma. The aerospace industry is one of Oklahoma’s largest and generates approximately $11 billion in annual revenue. Additionally, Oklahoma is home to the global maintenance and engineering headquarters for American Airlines, which is the largest airline maintenance base in the world. The state is one of the top five producers of wheat and natural gas in the United States. Our headquarters are in Oklahoma City, which is both the capital of Oklahoma and the largest city in the state, with a population of over 640,000 according to the 2017 U.S. Census. The city was named the most “recession proof city in America” in 2008 (during the Great Recession) by Forbes and had consistent increases in employment, a strong housing market, and stable growth in the energy, agriculture, and manufacturing industries. The State of Oklahoma is a leading force in livestock production as well as the refinement and distribution of oil, natural gas, and petroleum-based products. The oil and gas industry contributes more than $30 billion per year to Oklahoma’s gross domestic product, and employees of Oklahoma oil-related companies earn nearly twice as much as the state average for other employees according to the Center for Applied Economic Research at Oklahoma State University.

   Dallas / Fort Worth metropolitan area

We operate one full-service branch in the Dallas/Fort Worth metropolitan area, which serves as one of the economic hubs of Texas and one of the most significant economies in the United States. The Dallas/Fort Worth metropolitan area is the fourth largest metropolitan area in the United States by population, with nearly 7.5 million residents according to the 2017 U.S. Census, and is home to 22 Fortune 500 companies, including ExxonMobil, AT&T, American Airlines, Texas Instruments, Kimberly-Clark and Yum! Brands. Per the U.S. Bureau of Economic Analysis, the Dallas/Fort Worth metropolitan area was responsible for producing nearly 32% of the state’s total gross domestic product in 2016 (the latest data available). According to the City of Dallas Office of Economic Development, the Dallas/Fort Worth metropolitan area is home to over 65,000 businesses. For the 12 months ended May 2018, the Dallas/Fort Worth metropolitan area added 122,000 nonfarm jobs, representing a growth rate of 3.4%, according to the U.S. Bureau of Labor Statistics. Additionally, the Dallas/Fort Worth metropolitan area has the largest workforce of any metropolitan area in Texas according to the U.S. Bureau of Labor Statistics, and its population is projected to grow 7.7% from 2018 to 2023 according to data obtained through S&P Global.

   Kansas

We operate two branches in southwest Kansas — one in Montezuma and one in Copeland. Kansas is one of the largest states by area in the United States, and nearly 90% of the land is dedicated to agriculture according to The New Food Economy. Wheat production is a leading economic contributor, and the eastern portion of the state is part of the “Grain Belt,” which is a major area of grain production in the United States. More than 40% of all winter wheat in the United States is produced in Kansas, and based on conservative estimates, farmers cultivate eight million acres of wheat per year in the state according to The New Food Economy. Kansas is also productive in a number of industrial fields, including transportation equipment, commercial and private aircraft, food processing, publishing, chemical products, machinery, apparel, petroleum and mining.

Risks Related to Our Company and an Investment in Our Common Stock

An investment in our common stock involves substantial risks and uncertainties. These risks are more fully discussed in the section titled “Risk Factors,” beginning on page 16, and include, among others, the following:

•	we may not be able to effectively implement or manage the risks of our growth strategy or new lines of business;

•	because a significant portion of our business is tied to Oklahoma, the Dallas/Fort Worth metropolitan area and southwest Kansas, adverse changes in the economy, including downturns in the real estate market and energy markets, could constrain the growth and profitability of our lending and deposit operations;
•	we operate in a highly regulated environment and our noncompliance with the laws and regulations that govern our business and operations could subject us to regulatory action or penalties;
•	a disruption in our operational systems or infrastructure, whether as a result of cyber-attacks or third parties, could impair our liquidity, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses; and
•	we rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Corporate Information

Our principal executive office is located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116, telephone number: (405) 810-8600. Our website address is www.bank7.com. Neither this website nor the information on or accessible through this website is included or incorporated in, or is a part of, this prospectus.

THE OFFERING

Common stock offered by us
         shares.
Common stock offered by the selling shareholders

         shares.
Underwriters’ overallotment option
         shares from the selling shareholders.
Common stock outstanding after completion of this offering

         shares.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $          million, based on an assumed public offering price of $          per share, which is the midpoint set forth on the cover page of this prospectus.

We intend to use (i) the net proceeds to us from this offering to fund a cash distribution to our existing shareholders immediately after the closing of this offering in the amount of $          million; and (ii) the remainder of the net proceeds, which we estimate to be approximately $          million (after deducting underwriting discounts and the estimated offering expenses) for general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders, including any shares sold pursuant to the underwriters’ exercise of their overallotment option. See “Use of Proceeds.”

Distribution to our existing shareholders
We intend to use a portion of the net proceeds to us from this offering to fund a cash distribution to our existing shareholders that is contingent upon and payable to our existing shareholders immediately after the closing of this offering in the amount of $          million, which is intended to be non-taxable to our existing shareholders and represents a significant portion of our S Corporation earnings that have been or will be taxed to our existing shareholders, but not distributed to them.

Purchasers of our common stock in this offering will not be entitled to receive any portion of this distribution.

Dividends
Historically, we have been an S Corporation, and as such, we have paid distributions to our existing shareholders to assist them in paying the U.S. federal and state income taxes on our taxable income that is “passed through” to them, as well as additional amounts for returns on capital. After this offering, our dividend policy and practice will change because we will no longer be taxed as an S Corporation.

After this offering, we intend to retain our future earnings, if any, to fund the development and growth of our business and we do not anticipate paying any dividends to the holders of our common stock in the foreseeable future. See “Dividend Policy.”

Registration rights
We will enter into a registration rights agreement with the Haines Family Trusts in connection with this offering. As a result of such agreement, the Haines Family Trusts will have the ability to cause us to register their shares of our common stock for resale. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to          % of the shares offered by this prospectus for sale to our directors, executive officers, employees and business associates and certain other related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Securities owned by directors and named executive officers

As of June 30, 2018, our directors and named executive officers beneficially owned 75.13% of our outstanding common stock. Following the completion of this offering, we anticipate that our directors and named executive officers will beneficially own approximately          % of our common stock (or          % if the underwriters exercise their option to purchase additional shares of common stock in full). See “Principal and Selling Shareholders.”
Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 16, for a discussion of certain factors you should consider carefully before deciding to invest.
Listing
We have applied to list our common stock on the NASDAQ Global Select Market under the trading symbol “BSVN.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 7,287,500 shares outstanding as of March 31, 2018 and excludes           shares of common stock reserved and available for future awards under our 2018 Equity Incentive Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth (i) selected historical consolidated financial and operating data as of and for the three months ended March 31, 2018 and 2017 and as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, (ii) certain pro forma information to reflect our conversion from an S Corporation to a C Corporation in connection with this offering as if it had occurred at the beginning of each period and (iii) selected ratios as of and for the periods indicated. Selected financial data as of and for the years ended December 31, 2017 and 2016 has been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the selected historical consolidated financial information as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements not appearing in this prospectus. We have derived selected financial data as of and for the three months ended March 31, 2017 from our unaudited financial statements not included in this prospectus. Selected financial data as of and for the three months ended March 31, 2018 has been derived from our unaudited financial statements included elsewhere in this prospectus and has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for the period in accordance with generally accepted accounting principles, or GAAP. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes included elsewhere in this prospectus.

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Income Statement Data:
Total interest income	$11,340	$10,702	$42,870	$33,153	$28,361	$23,665	$20,035
Total interest expense	1,479	1,008	4,739	3,303	2,504	2,090	1,899
Net interest income	9,861	9,694	38,131	29,850	25,857	21,575	18,136
Provision for loan losses	100	160	1,246	1,554	2,566	1,218	1,075
Total noninterest income	264	483	1,435	1,643	2,005	2,092	1,348
Total noninterest expense	3,676	3,433	14,531	13,121	11,483	12,063	8,812
Provision for income taxes	—	—	—	—	—	—	—
Net income – S Corp	6,348	6,583	23,789	16,817	13,813	10,386	9,597
Net income – C Corp(1)	4,767	4,051	14,280	10,435	8,288	6,232	5,758
Balance Sheet Data:
Cash and cash equivalents	$134,547	$112,140	$130,222	$103,665	$95,357	$85,182	$56,323
Total loans	562,163	527,420	563,001	502,482	460,265	385,140	288,655
Allowance for loan losses	7,699	7,038	7,654	6,873	5,677	4,829	3,717
Total assets	706,565	646,883	703,594	613,771	563,513	479,516	353,372
Interest-bearing deposits	457,894	461,243	459,920	422,122	396,247	294,832	227,735
Noninterest-bearing deposits	164,817	115,056	165,911	127,434	112,523	133,211	90,188
Total deposits	622,711	576,299	625,831	549,556	508,770	428,043	317,923
Total shareholders’ equity(2)	75,524	61,719	69,176	55,136	45,314	39,075	32,389

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Share and Per Share Data:
Earnings per share (basic) – S Corp	$0.87	$0.90	$3.26	$2.31	$1.90	$1.43	$1.32
Earnings per share (basic) – C Corp(1)	0.65	0.56	1.96	1.43	1.14	0.86	0.79
Earnings per share (diluted) – S Corp	0.87	0.90	3.26	2.31	1.90	1.43	1.32
Earnings per share (diluted) – C Corp(1)	0.65	0.56	1.96	1.43	1.14	0.86	0.79
Dividends per share	—	—	1.34	0.96	1.04	0.50	0.51
Book value per share(2)	10.36	8.47	9.49	7.57	6.22	5.36	4.44
Tangible book value per share(2)(3)	10.07	8.15	9.19	7.24	5.86	4.98	4.28
Weighted average common shares outstanding–basic	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500
Weighted average common shares outstanding–diluted	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500
Shares outstanding at end of period	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500
Selected Ratios:
Return on average:
Assets – S Corp	3.62%	4.15%	3.62%	2.86%	2.75%	2.41%	3.10%
Assets – C Corp(1)	2.72	2.56	2.17	1.78	1.65	1.45	1.86
Shareholders’ equity – S Corp	35.56	45.26	37.43	33.29	32.87	29.51	33.68
Shareholders’ equity – C Corp(1)	26.70	27.85	22.46	20.65	19.72	17.71	20.21
Yield on earnings assets	6.57	6.84	6.60	5.73	5.76	5.63	6.59
Yield on loans	7.65	7.96	7.69	6.71	6.87	6.83	7.74
Yield on loans (excluding loan fee income)(3)	6.35	5.85	6.14	5.76	6.11	6.29	7.18
Cost of funds	0.94	0.70	0.80	0.62	0.55	0.53	0.68
Cost of interest-bearing deposits	1.25	0.86	1.02	0.75	0.66	0.64	1.00
Cost of total deposits	0.91	0.67	0.77	0.58	0.49	0.47	0.68
Net interest margin	5.72	6.20	5.87	5.16	5.25	5.14	5.96
Net interest margin (excluding loan fee income)(3)	4.65	4.43	4.59	4.37	4.63	4.70	5.49
Noninterest expense to average assets	2.10	2.17	2.21	2.23	2.29	2.80	2.85
Efficiency ratio	36.82	34.24	37.24	42.31	41.93	51.71	45.36
Loans to deposits	90.28	91.52	89.96	91.43	90.47	89.98	90.79
Credit Quality Ratios:
Nonperforming assets to total assets	0.21%	0.60%	0.28%	0.37%	0.90%	0.44%	0.51%
Nonperforming assets to total loans and OREO	0.26	0.74	0.35	0.45	1.10	0.55	0.63
Nonperforming loans to total loans	0.24	0.70	0.34	0.43	0.92	0.34	0.41
Allowance for loan losses to nonperforming loans	526.25	179.95	384.24	305.33	111.82	227.46	204.57
Allowance for loan losses to total loans	1.37	1.33	1.36	1.37	1.23	1.25	1.29
Net charge-offs to average loans	0.04	0.00	0.09	0.07	0.43	0.03	0.06
Capital Ratios:
Total shareholders’ equity to total assets	10.69%	9.54%	9.83%	8.98%	8.04%	8.15%	9.17%
Tangible equity to tangible assets(3)	10.42	9.21	9.55	8.62	7.61	7.61	8.86
Common equity tier 1 capital ratio(4)	13.26	11.29	12.58	11.33	10.42	n/a	n/a
Tier 1 leverage ratio(4)	10.84	9.84	10.53	9.67	9.39	9.32	8.78
Tier 1 risk-based capital ratio(4)	13.26	11.29	12.58	11.33	10.42	10.01	9.78
Total risk-based capital ratio(4)	14.51	12.54	13.83	12.58	11.61	11.15	11.01
(1)	The Company calculates its pro forma C Corporation net income, return on average assets, return on average shareholders’ equity and earnings per common share by using a combined effective tax rate for Federal and Oklahoma income taxes of 40.0% prior to January 1, 2018 and 26.0% after January 1, 2018. This calculation reflects only the change in the Company’s status as an S Corporation and does not give effect to any other transaction.
(2)	If the Company gave effect to its conversion from an S Corporation to a C Corporation in connection with this offering as of March 31, 2018, it would have recorded a deferred tax asset, net of uncertain tax liabilities, of approximately $400,000 along with a corresponding approximately $400,000 increase to shareholders’ equity. This adjustment is not reflected in the amounts presented above.
(3)	Represents a non-GAAP financial measure. See “GAAP reconciliation and management explanation of non-GAAP financial measures” for a reconciliation of these measures to their most comparable GAAP measures.
(4)	Ratios are based on Bank level financial information rather than consolidated information.

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP FINANCIAL MEASURES

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Share. We calculate (1) tangible equity as total shareholders’ equity less goodwill and other intangibles; and (2) tangible book value per share as tangible equity divided by our shares outstanding at the end of the relevant period. The most directly comparable GAAP financial measure for tangible book value per share is book value per share.

Tangible Shareholders’ Equity to Tangible Assets. We calculate (1) tangible assets as total assets less goodwill and other intangibles; and (2) tangible shareholders’ equity to tangible assets as tangible equity (as defined in the preceding paragraph) divided by tangible assets at the end of the relevant period. The most directly comparable GAAP financial measure for tangible shareholders’ equity to tangible assets is total shareholders’ equity to total assets.

We believe that tangible book value per share and tangible shareholders’ equity to tangible assets are measures that are important to many investors in the marketplace who are interested in changes from period to period in our shareholders’ equity exclusive of changes in intangible assets. Intangible assets have the effect of increasing total shareholders’ equity while not increasing our tangible book value per share or tangible shareholders’ equity to tangible assets. The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible shareholders’ equity, total assets to tangible assets and presents tangible book value per share compared to book value per share and tangible shareholders’ equity to tangible assets to total shareholders’ equity to total assets:

	As of March 31,		As of December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Tangible Shareholders’ Equity:
Total shareholders’ equity	$75,524	$61,719	$69,176	$55,136	$45,314	$39,075	$32,389
Adjustments:
Goodwill and other intangibles	(2,149)	(2,355)	(2,201)	(2,407)	(2,613)	(2,819)	(1,197)
Tangible shareholders’ equity	$73,375	$59,364	$66,975	$52,729	$42,701	$36,256	$31,192

Tangible Assets:
Total assets	$706,565	$646,883	$703,594	$613,771	$563,513	$479,516	$353,372
Adjustments:
Goodwill and other intangibles	(2,149)	(2,355)	(2,201)	(2,407)	(2,613)	(2,819)	(1,197)
Tangible assets	$704,416	$644,528	$701,393	$611,364	$560,900	$476,697	$352,175

	As of March 31,		As of December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
End of period common shares outstanding	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500	7,287,500
Book value per share	$10.36	$8.47	$9.49	$7.57	$6.22	$5.36	$4.44
Tangible book value per share	$10.07	$8.15	$9.19	$7.24	$5.86	$4.98	$4.28
Total shareholders’ equity to total assets	10.69%	9.54%	9.83%	8.98%	8.04%	8.15%	9.17%
Tangible shareholders’ equity to tangible assets	10.42%	9.21%	9.55%	8.62%	7.61%	7.61%	8.86%

Exclusion of loan fee income. We calculate (1) yield on loans (excluding loan fee income) as interest income on loans less loan fee income divided by average total loans and (2) net interest margin (excluding loan fee income) as net interest income less loan fee income divided by average interest-earning assets. The most directly comparable GAAP financial measure for yield on loans (excluding loan fee income) is yield on loans and for net interest margin (excluding loan fee income) is net interest margin. The following table reconciles, as of the dates set forth below, yield on loans (excluding loan fee income) to yield on loans and net interest margin (excluding loan fee income) to net interest margin: The most directly comparable GAAP financial measure for yield on loans (excluding loan fee income) is yield on loans and for net interest margin (excluding loan fee income) is net interest margin. The following table reconciles, as of the dates set forth below, yield on loans (excluding loan fee income) to yield on loans and net interest margin (excluding loan fee income) to net interest margin:

	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands)
Loan interest income (excluding loan fee income):
Interest income on loans, including loan fee income	$10,825	$10,417	$41,450	$32,254	$27,730	$23,137	$19,761
Adjustments:
Loan fee income	(1,832)	(2,766)	(8,331)	(4,539)	(3,069)	(1,840)	(1,425)
Interest income on loans (excluding loan fee income)	$8,993	$7,651	$33,119	$27,715	$24,661	$21,297	$18,336

Average total loans	$566,021	$523,171	$539,302	$481,028	$403,669	$338,625	$255,458
Yield on loans	7.65%	7.96%	7.69%	6.71%	6.87%	6.83%	7.74%
Yield on loans (excluding loan fee income)	6.35%	5.85%	6.14%	5.76%	6.11%	6.29%	7.18%

Net interest margin (excluding loan fee income):
Net interest income	$9,861	$9,693	$38,131	$29,849	$25,857	$21,576	$18,136
Adjustments:
Loan fee income	(1,832)	(2,766)	(8,331)	(4,539)	(3,069)	(1,840)	(1,425)
Net interest income (excluding loan fee income)	$8,029	$6,927	$29,800	$25,310	$22,788	$19,736	$16,711

Average interest-earning assets	$690,139	$625,566	$649,757	$578,832	$492,703	$419,995	$304,140
Net interest margin	5.72%	6.20%	5.87%	5.16%	5.25%	5.14%	5.96%
Net interest margin (excluding loan fee income)	4.65%	4.43%	4.59%	4.37%	4.63%	4.70%	5.49%

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this prospectus. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.

Risks Relating to Our Business and Market

We may not be able to implement aspects of our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

We may not be able to sustain our growth at the rate we have enjoyed during the past several years. Our growth over the past several years has been driven primarily by a strong commercial lending market in our market areas and our ability to identify attractive expansion opportunities. A downturn in local economic market conditions, a failure to attract and retain high performing personnel, heightened competition from other financial services providers and an inability to attract additional core deposits and lending customers, among other factors, could limit our ability to grow as rapidly as we have in the past and as such may have a negative effect on our business, financial condition and results of operations. In addition, risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, determining an adequate allowance and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching.

Our business strategy includes evaluating potential strategic opportunities to grow through de novo branching. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations.

We may grow through mergers or acquisitions, which strategy may not be successful or, if successful, may produce risks in successfully integrating and managing the merged companies or acquisitions and may dilute our shareholders.

As part of our growth strategy, we may pursue mergers and acquisitions of banks and nonbank financial services companies within or outside our principal market areas. Although we regularly identify and explore specific acquisition opportunities as part of our ongoing business practices, we have no present agreements or commitments to merge with or acquire any financial institution or any other company, and may not find suitable merger or acquisition opportunities. We face significant competition from numerous other financial services institutions, many of which will have greater financial resources or more liquid securities than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions.

Mergers and acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, management, products and services, technologies, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;
•	difficulties in supporting and transitioning customers of the target;
•	diversion of financial and management resources from existing operations;

•	assumption of nonperforming loans;
•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
•	entering new markets or areas in which we have limited or no experience;
•	potential loss of key personnel and customers from either our business or the target’s business;
•	assumption of unanticipated problems or latent liabilities of the target; and
•	inability to generate sufficient revenue to offset acquisition costs.

Mergers and acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our common stock. As a result, if we fail to properly evaluate mergers, acquisitions or investments, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our markets, and adverse economic conditions in these markets could negatively impact our operations and customers.

Our business is affected by the economy of Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas, our primary markets. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in these markets. The Oklahoma economy has been generally steady, if not increasing, in the past few years. The housing market remains strong with prices having increased through 2017. Vacancy rates for commercial properties remain low and small business owners are increasingly considering bank borrowings in order to grow.

In addition, market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which could impact our charge-offs and provision for credit losses. Adverse changes in economic conditions in these markets could reduce our growth in loans and deposits, impair our ability to collect our loans, increase our problem loans and charge-offs and otherwise negatively affect our performance and financial condition.

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business and operations, which primarily consist of lending money to customers in the form of loans and borrowing money from customers in the form of deposits, are sensitive to general business and economic conditions in the United States, generally, and particularly the States of Oklahoma, Kansas and Texas. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to borrower repayment ability and collateral protection as well as reduced demand for the products and services we offer. In recent years, there has been a gradual improvement in the U.S. economy and the economies of the states in which we operate, as evidenced by a rebound in the housing market, lower unemployment and higher valuations in the equities markets; however, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements and the effect of the Tax Cuts and Jobs Act enacted in December 2017, and the impact such actions and other policies of the administration of President Donald Trump may have on economic and market conditions. In addition, concerns about the performance of international economies can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on commercial, mortgage and consumer loans, residential and CRE price declines and lower home sales and commercial activity. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

We have credit exposure to the energy industry.

The energy industry is a significant sector in our Oklahoma market, and to a lesser extent, Kansas and the Dallas/Fort Worth metropolitan area. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil or gas prices or the failure of oil or gas prices to rise in the future, could adversely affect our business, financial condition and results of operations. As of March 31, 2018, our energy loans, which include loans to exploration and production companies, midstream companies, purchasers of mineral and royalty interests and service providers totaled $129.0 million, or 22.9% of total loans, as compared to $104.7 million, or 18.6% of total loans as of December 31, 2017 and $60.7 million, or 12.1% of total loans, as of December 31, 2016. In addition to our direct exposure to energy loans, we also have indirect exposure to energy prices, as some of our non-energy customers' businesses are directly affected by volatility with the oil and gas industry and energy prices and otherwise are dependent on energy-related businesses. As of March 31, 2018, we had $130.9 million in loan commitments, of which $33.9 million was funded debt, to borrowers in the oil and gas industry. Prolonged or further pricing pressure on oil and gas could lead to increased credit stress in our energy portfolio, increased losses associated with our energy portfolio, increased utilization of our contractual obligations to extend credit and weaker demand for energy lending. Such a decline or general uncertainty resulting from continued volatility could have other adverse impacts, such as job losses in industries tied to energy, increased spending habits, lower borrowing needs, higher transaction deposit balances or a number of other effects that are difficult to isolate or quantify, particularly in markets with significant dependence on the energy industry like Oklahoma, and to a lesser extent Kansas and the Dallas/Fort Worth metropolitan area, all of which could have an adverse effect on our business, financial condition and results of operations.

We have credit exposure to the hospitality industry.

The Company has loan exposure to the hospitality industry, primarily through loans made to construct or finance the operation of hotels. At March 31, 2018, this exposure was approximately $108.9 million, or 19.3%, of the total loan portfolio. The hospitality industry is subject to changes in the travel patterns of business and leisure travelers, both of which are affected by the strength of the economy, as well as other factors. The performance of the hospitality industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in gross domestic product. Changes in travel patterns of both business and leisure travelers, particularly during periods of economic contraction or low levels of economic growth, may create difficulties for the industry over the long-term. Although we have made a large portion of our hospitality loans to long-term, well-established hotel operators in strategic locations, a general downturn in the supply growth of such markets or hotel occupancy or room rates could negatively impact the borrowers’ ability to repay. A significant loss in this portfolio could materially and adversely affect the Company’s financial condition and results of operations.

We have a concentration in commercial real estate lending that could cause our regulators to restrict our ability to grow.

As a part of their regulatory oversight, the federal regulators have issued guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices, or the CRE Concentration Guidance, with respect to a financial institution’s concentrations in CRE lending activities. This guidance was issued in response to the agencies’ concerns that rising CRE concentrations might expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in the CRE market. This guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending by providing supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny. The guidance does not limit banks’ CRE lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution’s CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution’s total construction, land development and other land loans represent 100% or more of total capital; or (2) total CRE loans as defined in this guidance, or Regulatory CRE, represent 300% or more of total capital, and the institution’s Regulatory CRE has increased by 50% or more during the prior 36-month period. Pursuant to the CRE Concentration Guidance, loans secured by owner occupied CRE are not included for purposes of the CRE concentration calculation. We believe that the CRE Concentration Guidance is applicable to us. As of March 31, 2018, our Regulatory CRE represented 224.5% of our total Bank capital and our construction, land development and other land loans represented 133.7% of our total Bank capital, as compared to 256.5% and 130.0% as of December 31, 2017, respectively. During the prior 36-month period, our Regulatory CRE has increased 104.9%. We are actively working to manage our Regulatory CRE concentration, and we believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance. We have implemented enhanced CRE monitoring techniques as expected by banking regulators as our concentrations have approached or exceeded the regulatory guidance. Nevertheless, the Board of Governors of the Federal Reserve System, or the Federal Reserve, could become concerned about our CRE loan concentrations, and it could limit our ability to grow by restricting their approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities, or by requiring us to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

Because a portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

Adverse developments affecting real estate values, particularly in Oklahoma City and the Dallas/Fort Worth metropolitan area, could increase the credit risk associated with our real estate loan portfolio. Real estate values may experience periods of fluctuation, and the market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance, which could adversely affect our business, financial condition and results of operations.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

As of March 31, 2018, we had approximately $548.4 million of commercial purpose loans which include general commercial, energy and CRE loans, representing approximately 97.2% of our gross loan portfolio.

Commercial purpose loans are often larger and involve greater risks than other types of lending. Because payments on these loans are often dependent on the successful operation or development of the property or business involved, their repayment is more sensitive than other types of loans to adverse conditions in the real estate market or the general economy.

Accordingly, a downturn in the real estate market or the general economy could heighten our risk related to commercial purpose loans, particularly CRE loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers’ ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial purpose loans typically are made on the basis of the borrowers’ ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrowers’ ability to repay the loan may be impaired. As a result of the larger average size of each commercial purpose loan as compared with other loans such as residential loans, as well as the collateral which is generally less readily marketable, losses incurred on a small number of commercial purpose loans could have a material adverse impact on our financial condition and results of operations.

Our largest loan relationships make up a material percentage of our total loan portfolio.

As of March 31, 2018, our 20 largest borrowing relationships ranged from approximately $8.0 million to $21.3 million (including unfunded commitments) and totaled approximately $259.2 million in total commitments (representing, in the aggregate, 37.25% of our total outstanding commitments as of March 31, 2018). Of these 20 relationships, $201.2 million were originated from the Oklahoma market, with the remaining $58.0 million extended to borrowers located in the Dallas/Fort Worth metropolitan area. Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

At March 31, 2018, our 20 largest depositors accounted for 22.0% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of withdrawals of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which would adversely affect our results of operations. Under applicable regulations, if the Bank were no longer “well capitalized,” the Bank would not be able to accept brokered deposits without the approval of the FDIC.

We could suffer material credit losses if we do not appropriately manage our credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of non-payment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. Changes in the economy can cause the assumptions that we made at origination to change and can cause borrowers to be unable to make payments on their loans, and significant changes in collateral values can cause us to be unable to collect the full value of loans we make. There is no assurance that our loan approval and credit risk monitoring procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel and our policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, financial condition and results of operations.

Our levels of nonperforming assets could increase, which would adversely affect our results of operations and financial condition, and could result in losses in the future.

As of March 31, 2018, our nonperforming loans (which consist of non-accrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings that are not performing in accordance with their modified terms) totaled $1.4 million and our nonperforming assets (which include nonperforming loans plus other real estate owned) totaled $1.5 million. However, we can give no assurance that our nonperforming assets will continue to remain at low levels and we may experience increases in nonperforming assets in the future. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our net interest income, net income and returns on assets and equity, and our loan administration costs increase, which together with reduced interest income adversely affects our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming assets also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we were to experience increases in nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which would have an adverse effect on our net income and related ratios, such as returns on assets and equity.

Our allowance may not be adequate to cover actual loan losses.

A significant source of risk arises from the possibility that we could sustain losses due to loan defaults and nonperformance on loans. We maintain an allowance in accordance with GAAP to provide for such defaults and other nonperformance. As of March 31, 2018, our allowance as a percentage of total loans was 1.37%. The determination of the appropriate level of allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, many of which are beyond our control. In addition, our underwriting policies, adherence to credit monitoring processes and risk management systems and controls may not prevent unexpected losses. Our allowance may not be adequate to cover actual loan losses. Moreover, any increase in our allowance will adversely affect our earnings.

In the aftermath of the 2008 financial crisis, the Financial Accounting Standards Board, or FASB, decided to review how banks estimate losses in the allowance calculation, and it issued the final current expected credit loss standard, or CECL, in June 2016. Currently, the impairment model is based on incurred losses, and investments are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. This model will be replaced by the new CECL model that will become effective for us, as an emerging growth company, for the first interim and annual reporting periods beginning after December 15, 2020. Under the new CECL model, financial institutions will be required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. The transition to the CECL model will bring with it significantly greater data requirements and changes to methodologies to accurately account for expected losses under the new parameters.

Management is currently evaluating the impact of these changes to our financial position and results of operations. The allowance is a material estimate of ours, and given the change from an incurred loss model to a methodology that considers the credit loss over the life of the loan, there is the potential for an increase in the allowance at adoption date. We anticipate a significant change in the processes and procedures to calculate the allowance, including changes in assumptions and estimates to consider expected credit losses over the life of the loan versus the current accounting practice that utilizes the incurred loss model. We expect to continue developing and implementing processes and procedures to ensure we are fully compliant with the CECL requirements at its adoption date.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

Our business development and marketing strategies primarily result in us serving the banking and financial services needs of small- to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loans. If general economic conditions negatively impact Oklahoma, Kansas, Texas or the specific markets in these states in which we operate and small- to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business conditions, our business, financial condition and results of operations could be adversely affected.

We rely on our senior management team and may have difficulty identifying, attracting and retaining necessary personnel, which may divert resources and limit our ability to execute our business strategy and successfully expand our operations.

Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated personnel at every level. Our senior management team has significant industry experience, and their knowledge and relationships would be difficult to replace. The loss of senior management without qualified successors who can execute our strategy could have an adverse impact on our business, financial condition and results of operations. For example, since joining the Bank in August 2015, one senior loan officer in the Dallas/Fort Worth metropolitan area has originated 21.3% of our total loan portfolio as of March 31, 2018. Although we expect to enter into a noncompetition agreement with this senior loan officer, the loss of his expertise and ability, whether to a competitor or for any other reason, could have an adverse impact on our business, financial condition and results of operations.

Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incenting and retaining skilled personnel may continue to increase. We need to continue to identify, attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of relationship-based commercial banking services, we must identify, attract and retain qualified banking personnel to continue to grow our business. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations. If we are unable to hire and retain qualified personnel we may be unable to successfully execute our business strategy and manage our growth. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition or results of operations.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in market interest rates.

Our profitability depends in substantial part on our net interest income. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. Our net interest income depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates could affect our ability to originate loans and deposits. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume usually declines during periods of rising or high interest rates and increases during periods of declining or low interest rates. Changes in interest rates also have a significant impact on the carrying value of certain of our assets, including loans and other assets, on our balance sheet.

Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of any underlying property that serves as collateral for such loans may be adversely affected by any reduced demand resulting from higher interest rates. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonaccrual loans would have an adverse impact on net interest income.

If short-term interest rates remain at low levels for a prolonged period, and if longer term interest rates fall, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. This could have a material adverse effect on our net interest income and our results of operations.

The ratio of variable- to fixed-rate loans in our loan portfolio, the ratio of short-term (maturing at a given time within 12 months) to long-term loans, and the ratio of our demand, money market and savings deposits to certificates of deposit (and their time periods), are the primary factors affecting the sensitivity of our net interest income to changes in market interest rates. The composition of our rate-sensitive assets or liabilities is subject to change and could result in a more unbalanced position that would cause market rate changes to have a greater impact on our earnings. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may adversely affect our financial condition and earnings.

We rely on short-term funding, which can be adversely affected by local and general economic conditions.

As of March 31, 2018, approximately $382.7 million, or 61.5%, of our deposits consisted of demand, savings, money market and negotiable order of withdrawal, or NOW, accounts. The approximately $240.0 million remaining balance of deposits consists of certificates of deposit, of which approximately $179.3 million, or 28.8% of our total deposits, was due to mature within one year. Based on our experience, we believe that our savings, money market and non-interest-bearing accounts are relatively stable sources of funds. Historically, a majority of non-brokered certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. Many of these customers are, however, interest-rate conscious and may be willing to move funds into higher-yielding investment alternatives. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be significantly affected by general economic conditions. In addition, as market interest rates rise, we will have competitive pressure to increase the rates we pay on deposits. If we increase interest rates paid to retain deposits, our earnings may be adversely affected.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Bank’s primary funding source is customer deposits. In addition, the Bank has historically had access to advances from the Federal Home Loan Bank of Topeka, or the FHLB, the Federal Reserve Bank of Kansas City, or the FRB, discount window and other wholesale sources, such as internet-sourced deposits to fund operations. We participate in the Certificate of Deposit Account Registry Service, or CDARS, where customer funds are placed into multiple certificates of deposit, each in an amount under the standard FDIC insurance maximum of $250,000, and placed at a network of banks across the United States. Although the Bank has historically been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on liquidity.

Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory actions against us. The Bank’s ability to borrow or attract and retain deposits in the future could be adversely affected by the Bank’s financial condition or regulatory restrictions, or impaired by factors that are not specific to it, such as FDIC insurance changes, disruption in the financial markets or negative views and expectations about the prospects for the banking industry. Borrowing capacity from the FHLB or FRB may fluctuate based upon the condition of the Bank or the acceptability and risk rating of loan collateral and counterparties could adjust discount rates applied to such collateral at the lender’s discretion.

The FRB or FHLB could restrict or limit the Bank’s access to secured borrowings. Correspondent banks can withdraw unsecured lines of credit or require collateralization for the purchase of fed funds. Liquidity also may be affected by the Bank’s routine commitments to extend credit. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences.

Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations, and could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Our historical growth rate and performance may not be indicative of our future growth or financial results.

We may not be able to sustain our historical rate of growth or grow our business at all. We have benefited from the recent low interest rate environment, which has provided us with high net interest margins which we use to grow our business. Higher rates may compress our margins and may impact our ability to grow. Additionally, we may not be able to maintain the historically low level of expenses. As a public company, we expect that we will incur additional expenses, commit significant resources, hire additional staff and provide additional management oversight for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. Consequently, our historical results of operations will not necessarily be indicative of our future operations.

We face strong competition from banks, credit unions and other financial services providers that offer banking services, which may limit our ability to attract and retain banking customers.

Competition in the banking industry generally, and in our primary markets specifically, is intense. Competitors include banks as well as other financial services providers, such as savings and loan institutions, consumer finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several larger national and regional financial institutions whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs, achieve larger economies of scale, offer a wider array of banking services, make larger investments in technologies needed to attract and retain customers and conduct extensive promotional and advertising campaigns. If we are unable to offer competitive products and services as quickly as our larger competitors, our business may be negatively affected. Additionally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations. Banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of a broader customer base than us. Larger competitors may also be able to offer better lending and deposit rates to customers, and could increase their competition as we become a public company and our growth becomes more visible. If our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance. Moreover, larger competitors may not be as vulnerable as us to downturns in the local economy and real estate markets since they often have a broader geographic area and their loan portfolio is often more diversified.

Additionally, we face growing competition from so-called “online businesses” with few or no physical locations, including financial technology companies, online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. New technology and other changes are allowing parties to effectuate financial transactions that previously required the involvement of banks. For example, consumers can maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and access to lower cost deposits as a source of funds could have a material adverse effect on our business, results of operations and financial condition.

We also compete against community banks, credit unions and non-bank financial services companies that have strong local ties. These smaller institutions are likely to cater to the same small- to medium-sized businesses that we target. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios and our results of operations and financial condition may be adversely affected. Ultimately, we may be unable to compete successfully against current and future competitors.

Our risk management framework may not be effective in mitigating risks or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including credit, market, liquidity, interest rate, operational, reputation, business and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404(a) of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.

We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of our common stock to decline and subject us to regulatory penalties.

Failure to keep pace with technological change could adversely affect our business.

Advances and changes in technology could significantly affect our business, financial condition, results of operations and future prospects. We face many challenges, including the increased demand for providing customers access to their accounts and the systems to perform banking transactions electronically. Our ability to compete depends on our ability to continue to adapt technology on a timely and cost-effective basis to meet these demands.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to our customers and clients. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition, results of operations or cash flows.

We are exposed to cybersecurity risks associated with our internet-based systems and online commerce security, including “hacking” and “identify theft.”

We conduct a portion of our business over the internet. We rely heavily upon data processing, including loan servicing and deposit processing, software, communications and information systems from a number of third parties to conduct our business.

Third-party or internal systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Our operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our customer information inaccurate. These events may obstruct our ability to provide services and process transactions. While we believe we are in compliance with all applicable privacy and data security laws, an incident could put our customer confidential information at risk.

Although we have not experienced a cyber-incident which has been successful in compromising our data or systems, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. We monitor and modify, as necessary, our protective measures in response to the perpetual evolution of known cyber-threats.

A breach in the security of any of our information systems, or other cyber-incident, could have an adverse impact on, among other things, our revenue, ability to attract and maintain customers and our reputation. In addition, as a result of any breach, we could incur higher costs to conduct our business, to increase protection, or related to remediation. Furthermore, our customers could incorrectly blame us and terminate their account with us for a cyber-incident which occurred on their own system or with that of an unrelated third party. In addition, a security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability.

We are subject to certain operating risks related to employee error and customer, employee and third party misconduct, which could harm our reputation and business.

Employee error or employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have a material adverse effect on our business, financial condition and results of operations.

Fraudulent activity could damage our reputation, disrupt our businesses, increase our costs and cause losses.

As a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers and other third parties targeting us and our customers or data. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Although the Company devotes substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, the Company may experience financial losses or reputational harm as a result of fraud.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. While we have a practice of seeking to independently verify some of the customer information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, not all customer information is independently verified, and if any of the information that is independently verified (or any other information considered in the loan review process) is misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the applicant, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We may not detect all misrepresented information in our approval process. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, loan and deposit processing and other processing services from third-party service providers. If these third-party service providers experience financial, operational or technological difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the net proceeds from this offering. However, we may need to raise additional capital in the future to support our continued growth and to maintain our required regulatory capital levels. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Any occurrence that may limit our access to the capital markets may adversely affect our capital costs and our ability to raise capital. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital, and we would have to compete with those institutions for investors. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. Our growth may be constrained if we are unable to raise additional capital as needed. Furthermore, if we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

We follow a relationship-based operating model and negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action and adversely affect our results of operations. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors, may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

We may be exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. It is inherently difficult to assess the outcome of these matters, and we may not prevail in proceedings or litigation. Our insurance may not cover all claims that may be asserted against us and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business.

Severe weather, including tornadoes, droughts, hailstorms and other natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business.

Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. Operations in our market could be disrupted by both the evacuation of large portions of the population as well as damage and or lack of access to our banking and operation facilities. While we have not experienced such an event to date, other severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Regulatory Environment

We are subject to extensive regulation, which increases the cost and expense of compliance and could limit or restrict our activities, which in turn may adversely impact our earnings and ability to grow.

We operate in a highly regulated environment and are subject to regulation, supervision and examination by a number of governmental regulatory agencies, including the Federal Reserve, the Oklahoma Banking Department, or OBD, and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors, customers and the Deposit Insurance Fund of the FDIC, or the DIF, rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, dividend payments and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. Following examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowances or to restrict our operations, as well as increase our capital levels, which could adversely affect our results of operations. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank’s ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations. Proposed legislative and regulatory actions, including changes to financial regulation, may not occur on the timeframe that is expected, or at all, which could result in additional uncertainty for our business.

We are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current and past economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, the Dodd-Frank and Wall Street Consumer Protection Act, or Dodd-Frank Act, significantly changed the regulation of financial institutions and the financial services industry. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

President Donald Trump issued an executive order directing the review of existing financial regulations. The Trump administration has also indicated in public statements that the Dodd-Frank Act will be under scrutiny and that some of its provisions and the rules promulgated thereunder may be revised, repealed or amended. In May 2018, Congress passed the Economic Growth, Regulatory Relief and Consumer Protection Act, or S. 2155, that provides for certain regulatory relief for community banks, including mortgage lending relief, treatment of reciprocal deposits and capital simplification.

Certain aspects of current or proposed regulatory or legislative changes, including laws applicable to the financial industry and federal and state taxation, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any proposed legislative or regulatory changes, including those that could benefit our business, financial condition and results of operations, may not occur on the timeframe that is proposed, or at all, which could result in additional uncertainty for our business.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

As part of our growth strategy, we may expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act, or the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, we plan to continue de novo branching as a part of our expansion strategy. De novo branching and acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking locations could impact our business plans and restrict our growth.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank, even if the company would not ordinarily do so and even if such contribution is to its detriment or the detriment of its shareholders. The Federal Reserve may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank.

Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its indebtedness. Thus, any borrowing that must be incurred by the Company in order to make a required capital injection to the Bank becomes more difficult and expensive and will adversely impact the Company’s financial condition, results of operations and future prospects.

The Bank is, and after the offering we will be, subject to stringent capital requirements that may limit our operations and potential growth.

The Bank is, and after the offering we will be, subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet commitments as calculated under these regulations.

In order to be a “well-capitalized” depository institution under prompt corrective action standards, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 risk-based capital ratio of 8.0% or more; a total risk-based capital ratio of 10.0% or more; and a leverage ratio of 5.0% or more. In addition, the Bank is, and after the offering we will be, required to maintain a common equity Tier 1 capital ratio of 7.0% or more; a Tier 1 risk-based capital ratio of 8.5% or more; a total risk-based capital ratio of 10.5% or more; and a leverage ratio of 4.0% or more, by January 1, 2019. The failure to meet the established capital requirements under the prompt corrective action framework could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating the Bank’s FDIC deposit insurance. FDIC deposit insurance is critical to the continued operation of the Bank. In addition, an inability to meeting the capital requirements under the Basel III regulatory capital reforms, or Basel III, would prevent us from being able to pay certain discretionary bonuses to our executive officers and dividends to our shareholders.

Many factors affect the calculation of our risk-based assets and our ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital and other factors may combine to increase the amount of risk-weighted assets in the Tier 1 risk-based capital ratio and the total risk-based capital ratio. Any increases in our risk-weighted assets will require a corresponding increase in our capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments and other factors will decrease our capital, thereby reducing the level of the applicable ratios.

Our failure to remain well-capitalized for bank regulatory purposes could affect customer and investor confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock, our ability to make acquisitions, and our business, results of operations and financial condition. If we cease to be a well-capitalized institution for bank regulatory purposes, the interest rates that we pay on deposits and our ability to accept brokered deposits may be restricted.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Our deposits are insured up to applicable limits by the DIF and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Although we cannot predict what the insurance assessment rates will be in the future, either a deterioration in our risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Bank regulatory agencies periodically examine our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Our regulators periodically examine our business, including our compliance with laws and regulations. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that we were, or our management was, in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties against us, our officers or directors, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s FDIC deposit insurance and place the Bank into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

Monetary policy and other economic factors could affect our profitability adversely.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We face a risk of noncompliance and enforcement action with respect to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, or BSA, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering, or AML, program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other AML requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, or DOJ, the Drug Enforcement Administration and the Internal Revenue Service, or IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control, or OFAC, which involve sanctions for dealing with certain persons or countries. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our customers with non-affiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with non-affiliated third parties (with certain exceptions) and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

We face increased risk under the terms of the CRA as we accept additional deposits in new geographic markets.

Under the terms of the CRA, each appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank’s record in assessing and meeting the credit needs of the communities served by that bank, including low- and moderate-income neighborhoods. During these examinations, the regulatory agency rates such bank’s compliance with the CRA as “Outstanding,” “Satisfactory,” “Needs to Improve” or “Substantial Noncompliance.” The regulatory agency’s assessment of the institution’s record is part of the regulatory agency’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, or to open or relocate a branch office.

As we accept additional deposits in new geographic markets, we will be required to maintain an acceptable CRA rating. Maintaining an acceptable CRA rating may become more difficult as our deposits increase across new geographic markets.

We are subject to certain restrictions related to interstate banking and branching, including restrictions on interstate deposits.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or Interstate Act, together with the Dodd-Frank Act, relaxed prior interstate branching restrictions under federal law by permitting, subject to regulatory approval, commercial banks to establish branches in states where the laws permit banks chartered in such states to establish branches. As discussed in this prospectus, the Bank operates branches in Kansas and Texas, in additional to its home state of Oklahoma. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production, and the federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition, the purpose of which is to ensure that interstate branches do not take deposits from a community without the bank reasonably helping to meet the credit needs of that community.

The prohibition on establishing interstate branches for the purpose of deposit production, and the corresponding regulatory loan-to-deposit restrictions, could limit our ability to establish branches outside Oklahoma. We believe that the Bank’s operations in Texas are in compliance with the Interstate Act in Texas. In addition, we believe that the Bank is reasonably helping to meet the credit needs of the communities served by the Bank’s Kansas branches. If, however, the Federal Reserve were to determine that the Bank is not reasonably helping to meet the credit needs of the communities served by the Bank’s Kansas branches, then the Federal Reserve could require the Bank’s Kansas branches to be closed or not permit the Bank to open new branches in Kansas.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act, or ECOA, and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The DOJ, the Consumer Financial Protection Bureau, or CFPB, and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.

Various U.S. federal, state and local laws have been enacted that are designed to discourage predatory lending practices. The U.S. Home Ownership and Equity Protection Act of 1994, or HOEPA, prohibits inclusion of certain provisions in mortgages that have interest rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain mortgages, including loans that are not classified as “high-cost” loans under applicable law, must satisfy a net tangible benefit test with respect to the related borrower. Such tests may be highly subjective and open to interpretation. As a result, a court may determine that a home mortgage, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. If any of our mortgages are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could adversely impact our results of operations, financial condition and business.

Regulatory agencies and consumer advocacy groups have asserted claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.

Antidiscrimination statutes, such as the Fair Housing Act and the ECOA, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the DOJ and the CFPB, have taken the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions protected classes (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).

These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, have focused greater attention on “disparate impact” claims. The U.S. Supreme Court has confirmed that the “disparate impact” theory applies to cases brought under the Fair Housing Act, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under ECOA, regulatory agencies and private plaintiffs may continue to apply it to both the Fair Housing Act and ECOA in the context of mortgage lending and servicing. To the extent that the “disparate impact” theory continues to apply, we are faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.

In addition to reputational harm, violations of the ECOA and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.

Risks Related to this Offering and an Investment in Our Common Stock

There has been no prior active trading market for our common stock, and we cannot assure you that an active public trading market will develop after the offering; and, even if it does, our share price may trade below the public offering price and be subject to substantial volatility.

There has been no public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NASDAQ Global Select Market or otherwise, or how liquid that market may become, especially if few stock analysts follow our stock or issue research reports concerning our business. In addition, we expect that more than 50% of our outstanding shares will be restricted from trading for a period of 180 days following this offering, resulting in a limited number of our shares available to be traded in the public market. If an active trading market does not develop, you may have difficulty selling any shares that you buy in this offering. Neither the underwriters nor any other market maker in our common stock will be obligated to make a market in our shares, and any such market making may be discontinued at any time in the sole discretion of each market maker.

The initial public offering price for our common stock has been determined through negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares of common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

Even if a market develops for our common stock after the offering, the market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

•	actual or anticipated variations in our quarterly or annual results of operations;
•	recommendations by securities analysts;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	news reports relating to trends, concerns and other issues in the financial services industry generally;
•	conditions in the banking industry such as credit quality and monetary policies;
•	perceptions in the marketplace regarding us or our competitors;
•	fluctuations in the stock price and operating results of our competitors;
•	domestic and international economic factors unrelated to our performance;
•	general market conditions and, in particular, developments related to market conditions for the financial services industry;
•	new technology used, or services offered, by competitors; and
•	changes in government regulations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and be a distraction to management.

We will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. A portion of the proceeds may be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may reduce our return on equity as opposed to if such proceeds were used for further growth. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or profitability. We cannot predict whether the proceeds from this offering will be invested to yield a favorable return.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the Securities and Exchange Commission, or the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NASDAQ Global Select Market, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the NASDAQ Global Select Market rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

You will experience immediate dilution in the book value of the shares you purchase in this offering.

Investors purchasing common stock in this offering will pay more for their shares than the amount paid by existing shareholders who acquired shares prior to this offering. You will incur immediate dilution of approximately $     per share if you purchase common stock in this offering, representing the difference between the public offering price of $     per share and our adjusted tangible book value per share after giving effect to this offering. This represents     % dilution from the public offering price.

Shares of certain shareholders may be sold into the public market in the near future. This could cause the market price of our common stock to drop significantly.

In connection with this offering, we, our directors, our executive officers and our shareholders have each agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days after the date of this offering, subject to an extension in certain circumstances. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, the Haines Family Trusts will have the benefit of certain registration rights covering all of their shares of our common stock following this offering pursuant to the registration rights agreement that we will enter into with the Haines Family Trusts in connection with this offering. Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline or to be lower than it might otherwise be. In addition, we estimate that immediately following this offering, approximately    % of our outstanding common stock will be beneficially owned by our principal shareholders, executive officers and directors. The substantial amount of common stock that is owned by and issuable to our principal shareholders, executive officers and directors may adversely affect our share price, our share price volatility and the development of an active and liquid trading market. The sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

Oklahoma law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Oklahoma corporate law and provisions of our amended and restated certificate of incorporation, or certificate of incorporation, and our amended and restated bylaws, or bylaws, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Collectively, provisions of our certificate of incorporation and bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our common stock.

We are controlled by trusts established for the benefit of members of the Haines family, whose interests may not coincide with yours and with whose decisions you may disagree.

The Haines Family Trusts currently control all of our common stock. So long as the Haines Family Trusts continue to control more than 50% of our outstanding shares of common stock, they will have the ability, if they vote in the same manner, to determine the outcome of all matters requiring shareholder approval, including the election of directors, the approval of mergers, material acquisitions and dispositions and other extraordinary transactions, and amendments to our certificate of incorporation, bylaws and other corporate governance documents. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of the Haines Family Trusts. The Haines Family Trusts will also have certain rights, such as registration rights, that our other shareholders will not have. In any of these matters, the interests of the Haines Family Trusts may differ from or conflict with our interests as a company or the interests of other shareholders. Accordingly, the Haines Family Trusts could influence us to enter into transactions or agreements that other shareholders would not approve or make decisions with which other shareholders may disagree.

We will be a “controlled company” within the meaning of the rules of NASDAQ following this offering, and we will qualify for exemptions from certain corporate governance requirements. As a result, you would not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, we will continue to be a “controlled company” under NASDAQ’s corporate governance listing standards, meaning that more than 50% of the voting power for the election of our board of directors will be held by a single person, entity or group. As a controlled company, we would be exempt from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NASDAQ rules;
•	that director nominations are selected, or recommended for the board of directors’ selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors; and
•	that we have a compensation committee that is composed entirely of independent directors.

Even though we will be a “controlled company” following this offering, we currently intend to comply with each of these requirements. However, we may avail ourselves of certain of these other exemptions for as long as we remain a “controlled company.” Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements, which could make our stock less attractive to investors or otherwise harm our stock price.

Future equity issuances could result in dilution, which could cause the price of our shares of common stock to decline.

We are generally not restricted from issuing additional shares of common stock, up to the 50,000,000 shares of voting common stock and 20,000,000 shares of non-voting common stock authorized in our certificate of incorporation. In addition, we may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock, or securities convertible into shares of our common stock, for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of non-voting common stock or preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock.

Although there are currently no shares of our non-voting common stock or preferred stock outstanding, our certificate of incorporation authorize us to issue up to 20,000,000 shares of one or more series of non-voting common stock and up to 1,000,000 shares of one or more series of preferred stock. The board of directors has the power to set the terms of any series of non-voting common stock or preferred stock that may be issued, including voting rights, dividend rights, conversion rights, preferences over our voting common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. If we issue non-voting common stock or preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue non-voting common stock or preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected.

We have limited the circumstances in which our directors will be liable for monetary damages.

We have included in our certificate of incorporation a provision to eliminate the liability of directors for monetary damages to the maximum extent permitted by Oklahoma law. The effect of this provision will be to reduce the situations in which we or our shareholders will be able to seek monetary damages from our directors.

Our certificate of incorporation also has a provision providing for indemnification of our directors and executive officers and advancement of expenses to the fullest extent permitted or required by Oklahoma law, including circumstances in which indemnification is otherwise discretionary. Prior to the offering, we also expect to enter into agreements with our officers and directors in which we will similarly agree to provide indemnification that is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering.

Our bylaws have an exclusive forum provision, which could limit a shareholder's ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws have an exclusive forum provision providing that, unless we consent in writing to an alternative forum, the state or federal courts for the Western District of Oklahoma are the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Oklahoma General Corporation Act, or OGCA, the certificate of incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to this provision of our certificate of incorporation. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on any debt obligations. If required payments on our debt obligations are not made, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

We are a bank holding company and our only source of cash, other than further issuances of securities, is distributions from the Bank.

We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, would be dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank and various business considerations. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and in economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that the Bank may pay to the Company without regulatory approval.

Prior to this offering, we were treated as an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could harm us.

Upon consummation of this offering, our status as an S Corporation will terminate and we will be taxed as a C Corporation under the provisions of Sections 301 to 385 of the Code, which treat the corporation as an entity that is subject to an entity level U.S. federal income tax. If the unaudited, open tax years in which we were an S Corporation are audited by the IRS, and we are determined not to have qualified for, or to have violated, our S Corporation status, we likely would be obligated to pay corporate level tax, plus interest and possible penalties. This could result in tax with respect to all of the income we reported for periods when we believed we properly were treated as an S Corporation not subject to entity level taxation. Under the terms of a tax sharing agreement entered into by the Company and the Haines Family Trusts, the Haines Family Trusts will indemnify us with respect to our unpaid tax liabilities (including interest and penalties) to the extent that such unpaid tax liabilities are attributable to a decrease in the shareholders’ taxable income for any tax period and a corresponding increase in the Company’s taxable income for any period. This indemnity includes any additional taxes resulting from the Company not being a valid S Corporation. Any such claims, however, could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We have entered into a tax sharing agreement with our current shareholders, the Haines Family Trusts, and we could become obligated to make payments to the Haines Family Trusts for any additional federal, state or local income taxes assessed against them for tax periods prior to the completion of this offering.

We historically have been treated as an S Corporation for U.S. federal income tax purposes. As a result, the Haines Family Trusts, as shareholders, have been taxed on our income. Therefore, the Haines Family Trusts have received certain distributions from us that were generally intended to equal the amount of tax such trusts were required to pay with respect to our income. In connection with this offering, our S Corporation status will terminate and we will thereafter be subject to federal and state income taxes. In the event an adjustment to our taxable income for any taxable period (or portion thereof) beginning after the date of the termination of our S Corporation status results in any increase in taxable income of the Haines Family Trusts for any taxable period (or portion thereof) ending prior to termination of our S Corporation status, it is possible that the Haines Family Trusts would be liable for additional income taxes for such prior periods. Therefore, we have entered into an agreement with the Haines Family Trusts prior to or upon consummation of this offering. Pursuant to this agreement, in the event of any restatement of our taxable income for any taxable period (or portion thereof) beginning after the date of termination of our S Corporation status pursuant to a determination by, or a settlement with, a taxing authority, then, depending on the nature of the adjustment, we may be required to make a payment to the Haines Family Trusts in an amount equal to their incremental tax liability, which amount may be material. In addition, we will indemnify the Haines Family Trusts with respect to unpaid income tax liabilities to the extent that such unpaid income tax liabilities are attributable to our taxable income for any period after our S Corporation status terminates. In both cases, the amount of the payment will be based on the assumption that the Haines Family Trusts are taxed at the highest rate applicable to individuals for the relevant periods. We will also indemnify the Haines Family Trusts for any interest, penalties, losses, costs or expenses arising out of any claim under the agreement. However, the Haines Family Trusts will indemnify us with respect to our unpaid tax liabilities (including interest and penalties) to the extent that such unpaid tax liabilities are attributable to a decrease in the shareholders’ taxable income for any for tax period and a corresponding increase in the Company’s taxable income for any period. The Haines Family Trusts will also indemnify the Company with respect to any additional taxes attributable to our final S Corporation tax year that ends with the termination of our S Corporation status.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and, therefore, will not be insured against loss or guaranteed by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to similar market forces that may affect the price of common stock in any other company. As a result, if you acquire our common stock, you could lose some or all of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “strive,” “projection,” “goal,” “target,” “outlook,” “aim,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	our ability to effectively execute our expansion strategy and manage our growth, including identifying and consummating suitable acquisitions;
•	business and economic conditions, particularly those affecting our market areas of Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas, including a decrease in or the volatility of oil and gas prices or agricultural commodity prices within the region;
•	the geographic concentration of our markets in Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas;
•	high concentrations of loans secured by real estate located in our market areas;
•	risks associated with our commercial loan portfolio, including the risk for deterioration in value of the general business assets that secure such loans;
•	risks related to the significant amount of credit that we have extended to a limited number of borrowers;
•	our ability to maintain our reputation;
•	our ability to successfully manage our credit risk and the sufficiency of our allowance;
•	our ability to attract, hire and retain qualified management personnel;
•	our dependence on our management team, including our ability to retain executive officers and key employees and their customer and community relationships;
•	interest rate fluctuations, which could have an adverse effect on our profitability;
•	competition from banks, credit unions and other financial services providers;
•	system failures, service denials, cyber-attacks and security breaches;
•	our ability to maintain effective internal control over financial reporting;
•	employee error, fraudulent activity by employees or customers and inaccurate or incomplete information about our customers and counterparties;
•	increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;
•	costs and effects of litigation, investigations or similar matters to which we may be subject, including any effect on our reputation;
•	severe weather, acts of god, acts of war or terrorism;

•	compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters;
•	changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters, including the policies of the Federal Reserve and as a result of initiatives of the Trump administration; and
•	other factors that are discussed in the section entitled “Risk Factors,” beginning on page 16.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by the forward-looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. Accordingly, you should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which such forward-looking statements were made. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $       million, based on an assumed public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase or decrease in the assumed public offering price of $       per share would increase or decrease the net proceeds to us from this offering by approximately $       million. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders, including any shares sold pursuant to the underwriters’ exercise of their overallotment option.

We intend to use (i) the net proceeds to fund a cash distribution to our existing shareholders immediately after the closing of this offering in the amount of $       million; and (ii) the remainder of the net proceeds, which we estimate to be approximately $       million (after deducting underwriting discounts and the estimated offering expenses) for general corporate purposes. Purchasers of our common stock in this offering will not be entitled to receive any portion of this distribution.

Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors.

CAPITALIZATION

The following table shows the Company’s capitalization, including regulatory capital ratios, on a consolidated basis, as of March 31, 2018:

•	on an actual basis; and
•	on an as adjusted basis after giving effect to:
•	the net proceeds from the sale of shares by us at an assumed public offering price of $ per share (the midpoint of the price range set forth on the front cover page);
•	the payment of the $ million distribution to our existing shareholders, to be paid immediately after the closing of this offering;
•	the distribution, on of $ million, to our existing shareholders, to fund the payment of estimated taxes that will be passed through to them by virtue of our S Corporation status;
•	the termination of our election to be taxed as an S Corporation; and
•	the deduction of underwriting discounts and estimated offering expenses.

The “as adjusted” information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2018
	Actual	As adjusted(1)
	(dollars in thousands)
Borrowings:
Note, due 2020	$4,800		$4,800

Shareholders’ Equity:
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; none issued or outstanding	—		—
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—		—
Common stock, voting, par value $0.01 per share, 50,000,000 shares authorized; 7,287,500 shares outstanding; shares outstanding, as adjusted	73
Additional paid-in-capital	6,987
Accumulated other comprehensive gain (loss), net of tax	—
Retained earnings	68,464
Total shareholders’ equity(2)	$75,524	$

Capital Ratios:
Total shareholders’ equity to total assets	10.69%			%
Tangible equity to tangible assets(3)	9.74
Tier 1 leverage ratio	10.15
Common equity tier 1 capital ratio	12.42
Tier 1 risk-based capital ratio	12.42
Total risk-based capital ratio	13.67
Non-owner occupied CRE / total capital(4)	238.26

	As of March 31, 2018
	Actual	As adjusted(1)
	(dollars in thousands)
Per Share Data:
Book value per share	$10.36
Tangible book value per share(1)(3)	$10.07
(1)	A $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) the as adjusted amount of each of common stock, total shareholders’ equity and total capitalization by approximately $ million, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.
(2)	The effect on deferred tax assets and liabilities of the change in tax rates resulting from becoming a C Corporation will be recognized in income in the quarter in which such change takes place. The difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases would have been recorded as a net deferred tax asset, net of uncertain tax liabilities, of approximately $400,000, or an increase of $ million, and a corresponding increase of approximately $400,000 in shareholders’ equity if it had been recorded on our balance sheet as of March 31, 2018.
(3)	Represents a non-GAAP financial measure. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(4)	Ratio is for the Bank only and represents total non-owner occupied CRE loans, including loans secured by multi-family residential real estate, investor CRE, and construction and land loans, divided by the Bank’s total risk-based capital. The ratio, as adjusted, assumes that $ million of the net proceeds to us from this offering will be contributed to the Bank; however, it is not currently known how the proceeds from this offering will be allocated. See “Use of Proceeds.”

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent the public offering price per share exceeds our tangible book value per share immediately following this offering. Tangible book value per share is equal to our total shareholders’ equity less goodwill and other intangibles, divided by the number of shares of our common stock outstanding at the end of the relevant period. Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is book value per share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

Our tangible book value at March 31, 2018 was $73.4 million, or $10.07 per share, based on the number of shares outstanding as of such date. After giving effect to our sale of       shares in this offering at an assumed public offering price of $       per share, which is the midpoint of the price range on the cover of this prospectus, the use of proceeds therefrom, and after deducting underwriting discounts and estimated offering expenses, our as adjusted tangible book value at March 31, 2018, would have been approximately $       million, or $       per share. Therefore, under those assumptions this offering would result in an immediate decrease of $       in the tangible book value per share to our existing shareholders, and immediate dilution of $       in the tangible book value per share to investors purchasing shares in this offering. The following table illustrates this per share dilution.3

Assumed public offering price per share	$
Tangible book value per share at March 31, 2018		10.07
Decrease in tangible book value per share attributable to this offering
As adjusted tangible book value per share after this offering
Dilution in tangible book value per share to new investors

Because the underwriters’ overallotment option will be drawn from the selling shareholders’ previously outstanding shares of our common stock, exercise of the overallotment option would have no effect on our tangible book value.

A $1.00 increase (decrease) in the assumed public offering price of $       per share, which is the midpoint of the price range on the cover of this prospectus, would increase (decrease) our tangible book value by $       million, or $       per share, and the dilution to new investors by $       per share, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

MARKET PRICE OF COMMON STOCK

Our common stock is not currently traded on an established public trading market and there has been no regular market for our common stock. On March 31, 2018, we had three record holders of our common stock.

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “BSVN.” We anticipate that this offering and the listing of our common stock on the NASDAQ Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

Dividend Policy

Our shareholders are entitled to receive dividends only if, when and as declared by our board of directors and out of funds legally available therefor.

Historical Dividend Policy. Historically, we have been an S Corporation, and as such, we have paid distributions to our existing shareholders to assist them in paying the U.S. federal and state income taxes on our taxable income that is “passed through” to them, as well as additional amounts for returns on capital. Prior to consummation of this offering, our board of directors intends to declare a cash dividend to our existing shareholders in the amount of $       million, which is intended to be non-taxable to them and represents a significant portion of our S Corporation earnings that have been, or will be, taxed to our shareholders, but not distributed to them. The distribution will be contingent upon, and payable to our existing shareholders immediately following, the closing of this offering. Purchasers of our common stock in this offering will not be entitled to receive any portion of this distribution.

Future Dividend Policy. Following this offering, our dividend policy and practice will change. Following this offering, we will be taxed as a C Corporation. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations; (2) our capital levels and needs; (3) tax considerations; (4) any acquisitions or potential acquisitions; (5) statutory and regulatory prohibitions and other limitations; (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends; (7) general economic conditions and (8) other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

The following table shows recent quarterly dividends that have been paid on our common stock with respect to the periods indicated. The amounts set forth in the following table have been adjusted to give effect to a 24-for-1 stock dividend, whereby each holder of our common stock received 24 additional shares of common stock for each share owned as of the record date of July 6, 2018, which was distributed on July 9, 2018. The effect of the stock dividend on per share figures has been retroactively applied to all periods presented in the following table.

Quarterly period	Amount per share	Total cash dividends
		(Dollars in thousands)
First quarter 2016	$0.00	$0
Second quarter 2016	0.45	3,290
Third quarter 2016	0.23	1,680
Fourth quarter 2016	0.28	2,025

First quarter 2017	0.00	0
Second quarter 2017	0.73	5,349
Third quarter 2017	0.34	2,450
Fourth quarter 2017	0.27	1,950

First quarter 2018	0.00	0

Dividend Restrictions

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “Supervision and Regulation—The Company—Dividend Payments, Stock Redemptions and Repurchases.” In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See “Supervision and Regulation—The Bank—Dividend Payments.” The present and future dividend policy of the Bank is subject to the discretion of the board of directors of the Bank. The Bank is not obligated to pay us dividends.

As an Oklahoma corporation, we are subject to certain restrictions on dividends under the OGCA. Under the OGCA, the board of directors may declare and pay dividends to our shareholders subject to any restrictions contained in our certificate of incorporation (1) out of the Company’s surplus, or (2) if there is no surplus, out of the Company’s net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined under the OGCA as the excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital. “Net assets” are defined as the amount by which total assets exceed total liabilities. Absent a resolution of the board of directors to the contrary, “capital” is defined as the aggregate par value of shares having a par value plus the amount of the consideration received for shares without par value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Consolidated Financial and Operating Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements, except as required by law.

Overview

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate seven full-service branches in Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas. We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed loan products to meet their financing needs. We intend to grow organically by selectively opening additional branches in our target markets and we will also pursue strategic acquisitions. As of March 31, 2018, we had total assets of $706.6 million, total loans of $562.2 million, total deposits of $622.7 million and total shareholders’ equity of $75.5 million.

Factors Affecting Comparability of Financial Results

S Corporation Status

Since our formation in 2004, we have elected to be taxed for U.S. federal income tax purposes as an S Corporation. As a result, our net income has not been subject to, and we have not paid, U.S. federal or state income taxes, and we have not been required to make any provision or recognize any liability for U.S. federal income tax in our financial statements. The consummation of this offering will result in the termination of our status as an S Corporation and in our taxation as a C Corporation for U.S. federal and state income tax purposes following this offering. Upon the termination of our status as an S Corporation, we will commence paying U.S. federal income tax on our pre-tax net income for each year (including the short year beginning on the date our status as an S Corporation terminates), and our financial statements will reflect a provision for U.S. federal income tax. As a result of this change, the net income and earnings per share data presented in our historical financial statements and the other financial information set forth in this prospectus (unless otherwise specified), which do not include any provision for U.S. federal income tax, will not be comparable with our future net income and earnings per share in periods after we commence to be taxed as a C Corporation, which will be calculated by including a provision for U.S. federal and state income tax.

The termination of our status as an S Corporation may also affect our financial condition and cash flows. Historically, we have made periodic cash distributions to our shareholders in amounts estimated by us to be sufficient for such shareholders to pay their estimated individual U.S. federal income tax liability resulting from our taxable income that was “passed through” to them. However, these distributions have not been consistent, as sometimes the distributions have been in excess of the shareholder’s estimated individual U.S. federal income tax liability resulting from the ownership of our shares. In addition, these estimates have been based on individual U.S. federal income tax rates, which may differ from the rates imposed on the income of C Corporations. Once our status as an S Corporation terminates, no income will be “passed through” to any shareholders, but, as noted above, we will commence paying U.S. federal income tax. The amounts that we have historically distributed to the shareholders are not indicative of the amount of U.S. federal income tax that we will be required to pay after we commence to be taxed as a C Corporation. Depending on our effective tax rate and our future dividend rate, if any, our future cash flows and financial condition could be positively or adversely affected compared to our historical cash flows and financial condition.

Furthermore, deferred tax assets and liabilities will be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of our existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from becoming a C Corporation will be recognized in income in the quarter such change takes place. This difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases would have been recorded as a net deferred tax asset of $ $400,000 (net of $250,000 uncertain tax liability) if it had been recorded on our consolidated balance sheet as of March 31, 2018, as a net deferred tax asset of $400,000 (net of $340,000 uncertain tax liability) if it had been recorded on our consolidated balance sheet as of March 31, 2017, as a net deferred tax asset of $480,000 (net of $240,000 uncertain tax liability) if it had been recorded on our consolidated balance sheet as of December 31, 2017 and as a net deferred tax asset of $250,000 (net of $380,000 uncertain tax liability) if it had been recorded on our consolidated balance sheet as of December 31, 2016.

Pro Forma Income Tax Expense and Net Income

As a result of our status as an S Corporation, we had no U.S. federal income tax expense for the three months ended March 31, 2018 or 2017 or for the years ended December 31, 2017 or 2016. The pro forma impact of being taxed as a C Corporation is illustrated in the following table:

	As of or for the three months ended March 31,		As of or for the year ended December 31,
	2018	2017	2017	2016
	(Dollars in thousands)
S Corporation
Net income(1)	$6,348	$6,583	$23,789	$16,817

Pro forma C Corporation
Combined effective income tax rate(2)	24.91%	38.46%	39.97%	37.95%
Income tax provision	$1,581	$2,532	$9,509	$6,382
Net income	$4,767	$4,051	$14,280	$10,435
(1)	A portion of our net income in each of these periods was derived from nontaxable investment income and other nondeductible expenses.
(2)	Based on a statutory Federal income tax rate of 21% for the three months ended March 31, 2018 and 35% for each of the three months ended March 31, 2017 and the years ended December 31, 2017 and December 31, 2016, plus the applicable state income tax rate for each of the respective periods. See “State Income Tax Expense.”

State Income Tax Expense

State income tax expense would have been approximately $325,000 for the three months ended March 31, 2018 compared to approximately $357,000 for the three months ended March 31, 2017 with effective state tax rates of 5.1% and 5.7%, respectively. The decrease was primarily due to a shift in revenue concentration from Oklahoma to Texas due to increased operations in Texas. State income tax expense would have been approximately $1.3 million for the year ended December 31, 2017 compared to approximately $1.0 million for the year ended December 31, 2016 with effective state tax rates of 5.4% and 5.7%, respectively.

Public Company Costs

Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company.

The Sarbanes-Oxley Act, as well as rules adopted by the SEC, the Federal Reserve and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Accounting for Share-Based Payments

Historically, we have not granted equity awards to our employees. However, we may grant equity awards under our 2018 Equity Incentive Plan from time to time. Accounting Standards Codification 718, Compensation-Stock Compensation, or ASC 718, requires all share-based payments to employees, including grants of restricted stock and stock options to employees, to be recognized in the financial statements based on their fair values. Under ASC 718, we will use the Black-Scholes fair value model for valuing share-based payments and will recognize compensation cost on a straight-line basis over the respective vesting period. For more information regarding stock-based awards and our 2018 Equity Incentive Plan, see “Executive Compensation—2018 Equity Incentive Plan.”

Highlights for Three Months Ended March 31, 2018 vs. Three Months Ended March 31, 2017

Net income for the three months ended March 31, 2018 was $6.3 million compared to net income of $6.6 million for the three months ended March 31, 2017. The decrease was due to reduced loan fee income, higher personnel costs related to our expansion into the Dallas/Fort Worth metropolitan area and reduced noninterest income. The income impact was mitigated by a $1.1 million, or 17.2%, increase to net interest income, excluding loan fees. Our return on average assets was 3.62% for the three months ended March 31, 2018 compared to 4.15% for the three months ended March 31, 2017. Our return on average shareholders’ equity was 35.56% for the three months ended March 31, 2018 compared to 45.26% for the three months ended March 31, 2017.

Total loans were $562.2 million as of March 31, 2018, an increase of $34.8 million, or 6.6% (actual) from March 31, 2017. Total deposits were $622.7 million as of March 31, 2018 compared to $576.3 million as of March 31, 2017, an increase of $46.4 million, or 8.1%, and our non-interest-bearing deposits increased $49.8 million, or 43.3%, to $164.8 million as of March 31, 2018 from $115.1 million as of March 31, 2017. Tangible book value per share was $10.07 as of March 31, 2018, an increase of $1.92, or 23.6% from March 31, 2017.

2017 Highlights

For the year ended December 31, 2017, we reported net income of $23.8 million compared to net income of $16.8 million for the year ended December 31, 2016. The increase was related to additional loan fee income of $3.8 million plus an increase in interest income on loans, net of loan fee income, of $5.4 million. Our return on average assets was 3.62% for the year ended December 31, 2017 compared to 2.86% for the year ended December 31, 2016. Our return on average shareholders’ equity was 37.43% for the year ended December 31, 2017 compared to 33.29% for the year ended December 31, 2016.

As of December 31, 2017, total loans were $563.0 million, an increase of $60.5 million, or 12.0%, from December 31, 2016. Total deposits were $625.8 million as of December 31, 2017, an increase of $76.3 million, or 13.9%, from December 31, 2016. Tangible book value per share was $9.19 as of December 31, 2017, an increase of $1.95, or 27.0%, from December 31, 2016. Tangible book value per share is a non-GAAP financial measure. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” elsewhere in this prospectus.

Results of Operations

Three Months Ended March 31, 2018 vs. Three Months Ended March 31, 2017

Net Interest Income and Net Interest Margin

Net interest income, representing interest income less interest expense, was the primary contributor to income and earnings for the periods shown below. Interest income is generated from interest and dividends on interest-earning assets, including loans and interest-bearing deposits at other institutions. Interest expense is generated from interest paid on interest-bearing liabilities including deposits and other borrowings. Net interest income is evaluated by measuring and monitoring (i) yields on loans and other interest-earning assets, (ii) the costs of deposits and other funding sources and (iii) net interest margin. Net interest margin is calculated as the annualized net interest income divided by average interest-earning assets.

Changes in the market interest rates and interest rates earned on interest-earning assets or paid on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest margin and net interest income.

The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; and (iv) the net interest margin.

	For the Three Months Ended March 31,
	2018			2017
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Short-term investments(1)	$123,069	$515	1.67%	$101,351	$285	1.12%
Investment securities(2)	1,049	—	0.00	1,044	—	0.00
Loans held for sale	71	—	0.00	75	—	0.00
Total loans(3)	565,950	10,825	7.65	523,096	10,417	7.97
Total interest-earning assets	690,139	11,340	6.57	625,566	10,702	6.84
Noninterest-earning assets	10,844			8,403
Total assets	$700,983			$633,969

Funding sources:
Interest-bearing liabilities:
Deposits:
Transaction accounts	$211,585	613	1.16%	$280,085	564	0.81%
Time deposits	243,319	806	1.33	159,283	382	0.96
Total interest-bearing deposits	454,904	1,419	1.25	439,368	946	0.86
Other borrowings	5,369	60	4.47	6,169	62	4.02
Total interest-bearing liabilities	460,273	1,479	1.29	445,537	1,008	0.90

Noninterest-bearing liabilities:
Noninterest-bearing deposits	165,974			128,090
Other noninterest-bearing liabilities	3,326			2,164
Total noninterest-bearing liabilities	169,300			130,254
Shareholders’ equity	71,410			58,178
Total liabilities and shareholders’ equity	$700,983			$633,969

Net interest income		$9,861			$9,694
Net interest spread(4)			5.28%			5.94%
Net interest margin			5.72%			6.20%
(1)	Includes income and average balances for fed funds sold, interest-earning deposits in banks and other miscellaneous interest-earning assets.
(2)	Includes income and average balances for FHLB and FRB stock.
(3)	Average loan balances include monthly average nonaccrual loans of $1.0 million and $1.3 million for the three months ended March 31, 2018 and 2017, respectively.
(4)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

Total interest income increased $638,000 for the three months ended March 31, 2018 as compared to the same period of 2017. Yields on our interest-earning assets decreased 27 basis points, correlating to nonrecurring loan fee income we earned during the three months ended March 31, 2017. Excluding loan fee income, interest income on loans increased $1.3 million for the three months ended March 31, 2018 as compared to the same period of 2017.

Net interest income for the three months ended March 31, 2018 was $9.9 million compared to $9.7 million for the three months ended March 31, 2017, an increase of $168,000, or 1.7%. Excluding loan fee income, net interest income would have increased 15.9%.

Interest income on short-term investments increased $230,000, or 80.7%, to $515,000 for the three months ended March 31, 2018, due to an increase in the fed funds rate, coupled with an increase in the average balance of short term investments of $21.7 million, or 21.4%.

Interest expense on interest-bearing deposits totaled $1.4 million for the three months ended March 31, 2018, an increase of $473,000 compared to the same period in 2017. The increase relates to average daily interest-bearing deposit balances increasing by $15.5 million, or 3.5%, in 2018, while the cost of interest-bearing deposits increased to 1.25% for the three months ended March 31, 2018 compared to 0.86% for same period in 2017.

Net interest margin for the three months ended March 31, 2018 and 2017 was 5.72% and 6.20%, respectively. The primary reason for the decrease is due to nonrecurring loan fee income earned during the three months ended March 31, 2017 compared to the three months ended March 31, 2018. Excluding our loan fee income, net interest margin for the three months ended March 31, 2018 and 2017 was 4.65% and 4.43%, respectively. The decrease in loan fee income was mitigated by an increase in average total loans of 8.2%.

Increases and decreases in interest income and interest expense result from changes in average balances, or volume, of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by current volume).

	For the Three Months Ended March 31, 2018 over 2017
	Change due to:
	Volume(1)	Rate(1)	Interest Variance
	(Dollars in thousands)
Increase (decrease) in interest income:
Short-term investments	$60	$170	$230
Total loans	842	(434)	408
Total increase in interest income	902	(264)	638

Increase (decrease) in interest expense:
Deposits
Transaction accounts	(136)	185	49
Time deposits	199	225	424
Total interest-bearing deposits	63	410	473
Other borrowings	(8)	6	(2)
Total increase in interest expense	55	416	471

Increase in net interest income	$847	$(680)	$167
(1)	Variances attributable to both volume and rate are allocated on a consistent basis between rate and volume based on the absolute value of the variances in each category.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. We establish an allowance through charges to earnings, which are shown in the statements of income as the provision for loan losses. Specifically identifiable and quantifiable known losses are charged off against the allowance. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of our allowance and applying the shortfall or excess, if any, to the current quarter’s expense. See the discussion under “—Critical Accounting Policies and Estimates—Allowance for Loan and Lease Losses.” This has the effect of creating variability in the amount and frequency of charges to our earnings. The provision for loan losses and level of allowance for each period are dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market areas.

The allowance as of March 31, 2018 was $7.7 million compared to $7.0 million as of March 31, 2017, and the increase of $661,000, or 9.4%, was primarily due to an increase in our total loan portfolio. The allowance as a percentage of loans was 1.37% at March 31, 2018 as compared to 1.33% at March 31, 2017.

Noninterest Income

Noninterest income for the three months ended March 31, 2018 was $264,000 compared to $482,000 for the same period in 2017, a decrease of $217,000, or 45.1%. The following table sets forth the major components of our noninterest income for the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$80	$81	$(1)	(0.87)%
Gain on sale of loans	40	26	14	54.82
Other income and fees	144	375	(231)	(61.66)
Total noninterest income	$264	$482	$(218)	(45.11)%

Noninterest Expense

Noninterest expense for the three months ended March 31, 2018 was $3.7 million compared to $3.4 million for the same period in 2017, an increase of $243,000, or 7.1%, which is discussed below. The following table sets forth the major components of our noninterest expense for the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$2,150	$1,878	$272	14.48%
Furniture and equipment	157	160	(3)	(1.88)
Occupancy	291	249	42	16.87
Data and item processing	233	200	33	16.50
Accounting, legal and professional fees	34	69	(35)	(50.72)
Regulatory assessments	125	164	(39)	(23.78)
Advertising and public relations	187	123	64	52.03
Travel, lodging and entertainment	194	238	(44)	(18.49)
Other expense	305	352	(47)	(13.35)
Total noninterest expense	$3,676	$3,433	$243	7.08%

 Salaries and employee benefits expense for the three months ended March 31, 2018 was $2.2 million compared to $1.9 million for the same period in 2017, an increase of $272,000, or 14.5%. This increase was primarily attributable to four additional employees in Dallas/Fort Worth and normal course salary adjustments during 2017. In spite of expansion into the Dallas/Fort Worth metropolitan area market via a de novo branch that opened in August 2017, the number of full-time equivalent employees was 75 at March 31, 2018 compared to 77 at March 31, 2017. However, there were several open positions at March 31, 2018. Average number of employees during the quarter ended March 31, 2018 was 79.9 compared to 75.6 during the quarter ended March 31, 2017.

Occupancy expense for the three months ended March 31, 2018 was $291,000 compared to $249,000 for the same period in 2017, an increase of $42,000, or 16.9%. This increase was primarily due to increased rental expense, maintenance expense and depreciation expense related to our de novo branch in the Dallas/Fort Worth metropolitan area, which opened in August 2017.

Data and item processing expense for the three months ended March 31, 2018 was $233,000 compared to $200,000 for the same period in 2017, an increase of $33,000, or 16.5%. This increase was primarily due to an increase in software expense related to several enhancements and data processing expense related to the new branch in the Dallas/Fort Worth metropolitan area.

Other expense for the three months ended March 31, 2018 was $305,000 compared to $352,000 for the same period in 2017, a decrease of $47,000, or 13.4%. This decrease was primarily related to fewer charitable donations made during the first three months of 2018 and lower noninterest expenses related to fewer brokered deposits as of March 31, 2018.

Year Ended December 31, 2017 vs. Year Ended December 31, 2016

Net Interest Income and Net Interest Margin

The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets, and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities, and the resultant average rates; (iii) net interest income; and (iv) the net interest margin.

	For the Years Ended December 31,
	2017			2016
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Short-term investments(1)	$109,410	$1,420	1.30%	$96,787	$899	0.93%
Investment securities(2)	1,045	—	0.00	1,017	—	0.00
Loans held for sale	224	—	0.00	83	—	0.00
Total loans(3)	539,078	41,450	7.69	480,945	32,254	6.71
Total interest-earning assets	649,757	42,870	6.60	578,832	33,153	5.73
Noninterest-earning assets	7,811			8,558
Total assets	$657,568			$587,390

Funding sources:
Interest-bearing liabilities:
Deposits:
Transaction accounts	$242,790	2,214	0.91%	$239,438	1,517	0.63%
Time deposits	200,513	2,288	1.14	163,303	1,524	0.93
Total interest-bearing deposits	443,303	4,502	1.02	402,741	3,041	0.76
Other borrowings	5,740	237	4.13	6,542	262	4.00
Total interest-bearing liabilities	449,043	4,739	1.06	$409,283	3,303	0.81

Noninterest-bearing liabilities:
Noninterest-bearing deposits	142,035			$125,140
Other noninterest-bearing liabilities	2,932			2,444
Total noninterest-bearing liabilities	144,967			$127,584
Shareholders’ equity	63,558			50,523
Total liabilities and shareholders’ equity	$657,568			$587,390

Net interest income		$38,131			$29,850
Net interest spread(4)			5.54%			4.92%
Net interest margin			5.87%			5.16%
(1)	Includes income and average balances for fed funds sold, interest-earning deposits in banks and other miscellaneous interest-earning assets.
(2)	Includes income and average balances for FHLB and FRB stock.
(3)	Average loan balances include monthly average nonaccrual loans of $2.6 million and $4.7 million for the years ended December 31, 2017 and 2016, respectively.
(4)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

The following table sets forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by current volume).

	For the Year Ended December 31, 2017 over 2016
	Change due to:
	Volume(1)	Rate(1)	Interest Variance
	(Dollars in thousands)
Increase (decrease) in interest income:
Short-term investments	$117	$404	$521
Total loans	3,899	5,297	9,196
Total increase in interest income	4,016	5,701	9,717

Increase (decrease) in interest expense:
Deposits:
Transaction accounts	21	676	697
Time deposits	347	417	764
Total interest-bearing deposits	368	1,093	1,461
Other borrowings	(32)	7	(25)
Total interest-bearing liabilities	336	1,100	1,436

Increase in net interest income	$3,680	$4,601	$8,281
(1)	Variances attributable to both volume and rate are allocated on a consistent basis between rate and volume based on the absolute value of the variances in each category.

Total interest income on loans increased $9.2 million for year ended December 31, 2017 compared to 2016. Loan fees totaled $8.3 million during 2017 compared to $4.5 million in 2016, an increase of $3.8 million or 83.5%. As a result, yields on our interest-earning assets totaled 6.60% in 2017 compared to 5.73% in 2016, an increase of 87 basis points. Interest income on loans, excluding loan fee income totaled $33.1 million for year ended December 31, 2017 compared to $27.7 million for year ended December 31, 2016, an increase of $5.4 million or 19.5%.

Interest income on short-term investments increased $521,000, or 58.0%, to $1.4 million for year ended December 31, 2017, due to an increase in the average balances of $12.6 million, or 13.0%, and an increase in the fed funds rate during 2017.

We continued to experience strong asset growth as illustrated by average total loan balances increasing $58.3 million or 12.1% to a total of $539.1 million for year ended December 31, 2017 compared to $481.0 million as of December 31, 2016. Net interest income for the year ended December 31, 2017 was $38.1 million compared to $29.8 million for year ended December 31, 2016, an increase of $8.3 million or 27.9%.

Interest expense on interest-bearing deposits totaled $4.5 million for year ended December 31, 2017, compared to $3.0 million for 2016, an increase of $1.5 million, or 50.0%. The increase was related to average daily deposit balances increasing by $57.5 million or 10.9% while the cost of interest-bearing deposits grew to 1.02% for the year ended December 31, 2017 from 0.75% for the year ended December 31, 2016.

Net interest margin for the year ended December 31, 2017 and 2016 was 5.87% and 5.16%, respectively. Our net interest margin benefited from a slight increase in loan yields coupled with higher loan fee income and increased funding costs in 2017. Excluding our loan fee income, net interest margin for the year ended December 31, 2017 and 2016 was 4.59% and 4.37%, respectively.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2017 was $1.2 million compared to $1.6 million for 2016, a decrease of $309,000, or 19.9%. The allowance as a percentage of loans was 1.36% as of December 31, 2017 and 1.37% as of December 31, 2016.

Noninterest Income

Noninterest income for the year ended December 31, 2017 was $1.4 million compared to $1.6 million in 2016, a decrease of $208,000 or 12.7%. The following table sets forth the major components of our noninterest income for the years ended December 31, 2017 and 2016:

	For the Years Ended December 31,
	2017	2016	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$336	$346	$(10)	(2.89)%
Gain on sale of loans	183	56	127	226.79
Other income and fees	916	1,241	(325)	(26.19)
Total noninterest income	$1,435	$1,643	$(208)	(12.66)%

Noninterest Expense

Noninterest expense for the year ended December 31, 2017 was $14.5 million compared to $13.1 million for the year ended December 31, 2016, an increase of $1.4 million, or 10.8%. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2017 and 2016:

	For the Years Ended December 31,
	2017	2016	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$7,611	$6,516	$1,095	16.80%
Furniture and equipment	831	693	138	19.91
Occupancy	1,049	1,006	43	4.27
Data and item processing	891	950	(59)	(6.21)
Accounting, legal and professional fees	284	246	38	15.45
Regulatory assessments	450	638	(188)	(29.47)
Advertising and public relations	433	534	(101)	(18.91)
Travel, lodging and entertainment	1,041	542	499	92.07
Other expense	1,941	1,996	(55)	(2.76)
Total noninterest expense	$14,531	$13,121	$1,410	10.75%

Salaries and employee benefits expense for the year ended December 31, 2017 was $7.6 million compared to $6.5 million for 2016, an increase of $1.1 million, or 16.8%. This increase was attributable to our expansion in the Dallas/Fort Worth metropolitan area as our number of full-time equivalent employees totaled 80 at December 31, 2017 compared to 72 at December 31, 2016.

Furniture and equipment expense for 2017 was $831,000 compared to $693,000 for 2016, an increase of $138,000, or 19.9%. This increase was primarily due to increased bank vehicle expenses in 2017.

Regulatory assessments for 2017 totaled $450,000 compared to $638,000 in 2016, a decrease of $188,000, or 29.5%. The change came primarily from FDIC assessments that totaled $394,000 in 2017 compared to $550,000 in 2016, a decrease of $156,000 or 28.4%. The primary reason for the decrease in assessments was less reliance on non-reciprocal deposits related to non-core funding.

Travel, lodging and entertainment expense for 2017 was $1.0 million compared to $542,000 for 2016, an increase of $499,000, primarily due to aircraft expenses and increased travel to the new branch in the Dallas/Fort Worth metropolitan area.

Financial Condition

The following discussion of our financial condition compares March 31, 2018 with December 31, 2017 and 2016.

Total Assets

Total assets increased $3.0 million, or 0.4%, to $706.6 million as of March 31, 2018, as compared to $703.6 million as of December 31, 2017 and $613.8 million as of December 31, 2016. The increasing trend in total assets is primarily attributable to strong organic loan and retail deposit growth within the Oklahoma City market and expansion into the Dallas/Fort Worth metropolitan area.

Securities

We had no securities portfolio as of March 31, 2018, December 31, 2017 and December 31, 2016.

Loan Portfolio

Our loans represent the largest portion of our earning assets. The quality and diversification of the loan portfolio is an important consideration when reviewing our financial condition. As of March 31, 2018 and December 31, 2017 and 2016, our gross loans were $564.1 million, $564.6 million and $503.8 million, respectively.

The following table presents the balance and associated percentage of each major category in our loan portfolio as of March 31, 2018, December 31, 2017 and December 31, 2016:

	As of March 31,		As of December 31,		As of December 31,
	2018		2017		2016
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Construction & development	$107,275	19.0%	$100,488	17.8%	$109,650	21.8%
1-4 family real estate	48,595	8.6	44,140	7.8	39,104	7.8
Commercial real estate	148,256	26.3	178,588	31.6	129,455	25.7
Total real estate	304,126	53.9	323,216	57.2	278,209	55.2

Commercial	232,647	41.2	205,230	36.4	183,586	36.4
Agricultural	24,916	4.4	33,760	6.0	38,913	7.7
Consumer	2,361	0.4	2,371	0.4	3,090	0.6
Gross loans	564,050	100.0%	564,577	100.0%	503,798	100.0%
Less unearned income, net	(1,887)		(1,576)		(1,316)
Total loans	562,163		563,001		502,482
Allowance for loan and lease losses	(7,699)		(7,654)		(6,873)
Net loans	$554,464		$555,347		$495,609

We have established internal concentration limits in the loan portfolio for CRE loans, hospitality loans, energy loans, and construction loans, among others. All loan types are within our established limits. We use underwriting guidelines to assess each borrower’s historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower’s deteriorating financial condition, should that occur.

The following tables show the contractual maturities of our gross loans as of the periods below:

	As of March 31, 2018
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Construction & development	$—	$39,254	$—	$67,974	$—	$47	$107,275
1-4 family real estate	6,363	21,195	6,698	11,855	1,615	869	48,595
Commercial real estate	2,274	26,564	5,881	99,864	4,390	9,283	148,256
Total real estate	8,637	87,013	12,579	179,693	6,005	10,199	304,126

Commercial	48,135	126,784	11,670	38,750	651	6,657	232,647
Agricultural	1,829	17,076	1,728	2,315	433	1,535	24,916
Consumer	1,275	—	1,028	—	58	—	2,361
Gross loans	$59,876	$230,873	$27,005	$220,758	$7,147	$18,391	$564,050
	As of December 31, 2017
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Construction & development	$1,406	$45,186	$—	$53,850	$—	$46	$100,488
1-4 family real estate	3,500	14,797	9,785	13,893	1,346	819	44,140
Commercial real estate	7,128	27,935	6,104	124,613	4,578	8,230	178,588
Total real estate	12,034	87,918	15,889	192,356	5,924	9,095	323,216

Commercial	45,327	108,741	6,072	27,162	704	17,224	205,230
Agricultural	1,841	22,884	2,023	5,146	610	1,256	33,760
Consumer	1,261	—	1,022	—	88	—	2,371
Gross loans	$60,463	$219,543	$25,006	$224,664	$7,326	$27,575	$564,577
	As of December 31, 2016
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Construction & development	$259	$47,555	$5,448	$53,547	$—	$2,841	$109,650
1-4 family real estate	7,243	5,954	10,559	12,288	1,735	1,325	39,104
Commercial real estate	4,365	20,930	7,704	79,153	4,909	12,394	129,455
Total real estate	11,867	74,439	23,711	144,988	6,644	16,560	278,209

Commercial	7,736	89,407	27,782	49,333	1,115	8,213	183,586
Agricultural	2,661	23,826	3,425	7,499	80	1,422	38,913
Consumer	1,496	—	1,461	—	133	—	3,090
Gross loans	$23,760	$187,672	$56,379	$201,820	$7,972	$26,195	$503,798

Allowance for Loan and Lease Losses

The allowance is based on management’s estimate of probable losses inherent in the loan portfolio. In the opinion of management, the allowance is adequate to absorb estimated losses in the portfolio as of each balance sheet date. While management uses available information to analyze losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance. In analyzing the adequacy of the allowance, a comprehensive loan grading system to determine risk potential in loans is utilized together with the results of internal credit reviews.

To determine the adequacy of the allowance, the loan portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used to determine an indicated allowance for each portfolio segment. These factors are evaluated and updated based on the composition of the specific loan segment. Other considerations include volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk and the experience and abilities of our lending personnel. In addition to the segment evaluations, impaired loans with a balance of $250,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the $250,000 threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

The allowance was $7.7 million at March 31, 2018 and December 31, 2017 and $6.9 million at December 31, 2016. The increasing trend was related to, and in conjunction with, loan growth.

The following table provides an analysis of the activity in our allowance for the periods indicated:

	For the Three Months Ended March 31, 2018	For the Year Ended December 31,
		2017	2016
	(Dollars in thousands)
Balance at beginning of the period	$7,654	$6,873	$5,677
Provision for loan losses	100	1,246	1,554
Charge-offs:
Construction & development	—	—	(1)
1-4 family real estate	—	(31)	(149)
Commercial real estate	—	(224)	(94)
Commercial	(55)	(242)	(331)
Agricultural	—	—	—
Consumer	—	(15)	(13)
Total charge-offs	(55)	(512)	(588)
Recoveries:
Construction & development	—	—	—
1-4 family real estate	—	30	8
Commercial real estate	—	6	—
Commercial	—	6	208
Agricultural	—	—	—
Consumer	—	5	15
Total recoveries	—	47	230
Net charge-offs	(55)	(465)	(358)
Balance at end of the period	$7,699	$7,654	$6,873

While the entire allowance is available to absorb losses from any and all loans, the following table represents management’s allocation of the allowance by loan category, and the percentage of allowance in each category, for the periods indicated:

	As of March 31,		As of December 31,
	2018		2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Construction & development	$1,464	19.0%	$1,362	17.8%	$1,480	21.5%
1-4 family real estate	663	8.6	599	7.8	527	7.7
Commercial real estate	2,024	26.3	2,421	31.6	1,747	25.4
Commercial	3,176	41.3	2,782	36.4	2,512	36.6
Agricultural	340	4.4	458	6.0	537	7.8
Consumer	32	0.4	32	0.4	70	1.0
Total	$7,699	100.0%	$7,654	100.0%	$6,873	100.0%

Nonperforming Assets

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability of the obligation. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on a nonaccrual loan is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and loans modified in a troubled debt restructuring, or TDR. Income from a loan on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral dependent loan is charged off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral dependent is set up as a specific reserve.

In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a TDR. Included in certain loan categories of impaired loans are TDRs on which we have granted certain material concessions to the borrower as a result of the borrower experiencing financial difficulties. The concessions granted by us may include, but are not limited to: (1) a modification in which the maturity date, timing of payments or frequency of payments is modified, (2) an interest rate lower than the current market rate for new loans with similar risk, or (3) a combination of the first two concessions.

If a borrower on a restructured accruing loan has demonstrated performance under the previous terms, is not experiencing financial difficulty and shows the capacity to continue to perform under the restructured terms, the loan will remain on accrual status. Otherwise, the loan will be placed on nonaccrual status until the borrower demonstrates a sustained period of performance, which generally requires six consecutive months of payments. Loans identified as TDRs are evaluated for impairment using the present value of the expected cash flows or the estimated fair value of the collateral, if the loan is collateral dependent. The fair value is determined, when possible, by an appraisal of the property less estimated costs related to liquidation of the collateral. The appraisal amount may also be adjusted for current market conditions. Adjustments to reflect the present value of the expected cash flows or the estimated fair value of collateral dependent loans are a component in determining an appropriate allowance, and as such, may result in increases or decreases to the provision for loan losses in current and future earnings.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned, or OREO, until sold, and is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.

Nonperforming loans include loans 90 days past due and still accruing, TDRs still accruing and loans accounted for on a nonaccrual basis. Nonperforming assets consist of nonperforming loans plus OREO. Loans accounted for on a nonaccrual basis were $923,000 as of March 31, 2018, $1.2 million as of December 31, 2017 and $661,000 as of December 31, 2016. OREO was $100,000 as of March 31, 2018, December 31, 2017 and December 31, 2016.

The following table presents information regarding nonperforming assets as of the dates indicated.

	As of March 31,	As of December 31,
	2018	2017	2016
	(Dollars in thousands)
Nonaccrual loans	$923	$1,217	$661
Troubled debt restructurings	440	675	805
Accruing loans 90 or more days past due	—	—	685
Total nonperforming loans	1,363	1,892	2,151
Other real estate owned	100	100	100
Total nonperforming assets	$1,463	$1,992	$2,251
Ratio of nonperforming loans to total loans	0.24%	0.34%	0.43%
Ratio of nonperforming assets to total assets	0.21%	0.28%	0.37%

The following tables present an aging analysis of loans as of the dates indicated.

	As of March 31, 2018
	Accruing loans 30-59 days past due	Accruing loans 60-89 days past due	Accruing loans 90+ days past due	Nonaccrual Loans	Total past due and Nonaccrual Loans	Current	Gross Loans
	(Dollars in thousands)
Construction & development	$—	$—	$—	$—	$—	$107,275	$107,275
1-4 family real estate	99	—	—	106	205	48,390	48,595
Commercial real estate	74	—	—	—	74	148,182	148,256
Commercial	—	—	—	807	807	231,840	232,647
Agricultural	—	—	—	—	—	24,916	24,916
Consumer	—	—	—	10	10	2,351	2,361
Total	$173	$—	$—	$923	$1,096	$562,954	$564,050
	As of December 31, 2017
	Accruing loans 30-59 days past due	Accruing loans 60-89 days past due	Accruing loans 90+ days past due	Nonaccrual Loans	Total past due and Nonaccrual Loans	Current	Gross Loans
	(Dollars in thousands)
Construction & development	$—	$—	$—	$—	$—	$100,488	$100,488
1-4 family real estate	47	—	—	172	219	43,921	44,140
Commercial real estate	—	—	—	—	—	178,588	178,588
Commercial	2	—	—	1,030	1,032	204,198	205,230
Agricultural	—	—	—	—	—	33,760	33,760
Consumer	7	—	—	15	22	2,349	2,371
Total	$56	$—	$—	$1,217	$1,273	$563,304	$564,577

	As of December 31, 2016
	Accruing loans 30-59 days past due	Accruing loans 60-89 days past due	Accruing loans 90+ days past due	Nonaccrual Loans	Total past due and Nonaccrual Loans	Current	Gross Loans
	(Dollars in thousands)
Construction & development	$—	$—	$—	$—	$—	$109,650	$109,650
1-4 family real estate	115	—	14	386	515	38,589	39,104
Commercial real estate	—	—	—	117	117	129,338	129,455
Commercial	233	—	—	130	363	183,223	183,586
Agricultural	—	—	671	—	671	38,242	38,913
Consumer	—	—	—	28	28	3,062	3,090
Total	$348	$—	$685	$661	$1,694	$502,104	$503,798

In addition to the past due and nonaccrual criteria, the Company also evaluates loans according to its internal risk grading system. Loans are segregated between pass, watch, special mention, and substandard categories. The definitions of those categories are as follows:

Pass: These loans generally conform to Bank policies, are characterized by policy-conforming advance rates on collateral, and have well-defined repayment sources. In addition, these credits are extended to borrowers and guarantors with a strong balance sheet and either substantial liquidity or a reliable income history.

Watch: These loans are still considered “Pass” credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the lending officer, Commercial Loan Committee or CQC warrant a heightened sense and frequency of monitoring.

Special mention: These loans have observable weaknesses or evidence imprudent handling or structural issues. The weaknesses require close attention, and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to “Watch” or “Substandard” as this is viewed as a transitory loan grade.

Substandard: These loans are not adequately protected by the sound worth and debt service capacity of the borrower, but may be well-secured. The loans have defined weaknesses relative to cash flow, collateral, financial condition or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.

Substandard loans totaled $11.0 million as of March 31, 2018, an increase of $6.5 million compared to December 31, 2017. The increase primarily related to one commercial relationship, comprised of four notes totaling $7.9 million with no specific reserve. During the three-month period ended March 31, 2018, loans classified as substandard had payoffs or paydowns totaling $614,000 and upgrades totaling $1.8 million.

Outstanding loan balances categorized by internal risk grades as of the periods indicated are summarized as follows:

	As of March 31, 2018
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)
Construction & development	$107,275	$—	$—	$—	$107,275
1-4 family real estate	39,938	8,551	—	106	48,595
Commercial real estate	131,967	7,296	6,786	2,207	148,256
Commercial	216,289	5,244	2,456	8,658	232,647
Agricultural	24,678	88	135	15	24,916
Consumer	2,351	—	—	10	2,361
Total	$522,498	$21,179	$9,377	$10,996	$564,050

	As of December 31, 2017
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)
Construction & development	$100,488	$—	$—	$—	$100,488
1-4 family real estate	35,312	8,656	—	172	44,140
Commercial real estate	161,028	9,088	7,127	1,345	178,588
Commercial	192,289	7,764	4,146	1,031	205,230
Agricultural	31,676	90	101	1,893	33,760
Consumer	2,356	—	—	15	2,371
Total	$523,149	$25,598	$11,374	$4,456	$564,577
	As of December 31, 2016
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)
Construction & development	$109,650	$—	$—	$—	$109,650
1-4 family real estate	36,658	675	—	1,771	39,104
Commercial real estate	114,497	6,467	4,058	4,433	129,455
Commercial	161,747	6,267	9,631	5,941	183,586
Agricultural	37,345	171	1,397	—	38,913
Consumer	3,062	—	—	28	3,090
Total	$462,959	$13,580	$15,086	$12,173	$503,798

Troubled Debt Restructurings

TDRs are defined as those loans in which a bank, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with original contractual terms of the loan. Loans with insignificant delays or insignificant short-falls in the amount of payments expected to be collected are not considered to be impaired. Loans defined as individually impaired, based on applicable accounting guidance, include larger balance nonperforming loans and TDRs.

The following table presents loans restructured as TDRs as of March 31, 2018, December 31, 2017 and December 31, 2016.

	As of March 31, 2018
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves Allocated
	(Dollars in thousands)
Commercial	2	$1,393	$1,211	$—
Total	2	$1,393	$1,211	$—
	As of December 31, 2017
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves Allocated
	(Dollars in thousands)
Commercial	2	$1,704	$1,536	$300
Total	2	$1,704	$1,536	$300
	As of December 31, 2016
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves Allocated
	(Dollars in thousands)
Commercial	1	$805	$805	$—
Total	1	$805	$805	$—

There were no payment defaults with respect to loans modified as TDRs as of March 31, 2018 and December 31, 2017.

Impairment analyses are prepared on TDRs in conjunction with the normal allowance process. TDRs restructured during the three months ended March 31, 2018 and the twelve months ended December 31, 2017 and December 31, 2016 required $0, $300,000 and $0 in specific reserves, respectively. There were no charge-offs on TDRs for the three months ended March 31, 2018 or the twelve months ended December 31, 2017 or December 31, 2016.

The following table presents total TDRs, both in accrual and nonaccrual status as of the periods indicated:

	As of March 31, 2018		As of December 31, 2017		As of December 31, 2016
	Number of Contracts	Amount	Number of Contracts	Amount	Number of Contracts	Amount
	(Dollars in thousands)
Accrual	1	$440	1	$675	1	$805
Nonaccrual	1	771	1	861	—	—
Total	2	$1,211	2	$1,536	1	$805

Deposits

We gather deposits primarily through our seven branch locations and online though our website. We offer a variety of deposit products including demand deposit accounts and interest-bearing products, such as savings accounts and certificates of deposit. We put continued effort into gathering noninterest-bearing demand deposit accounts through loan production cross-selling, customer referrals, marketing efforts and various involvement with community networks. Some of our interest-bearing deposits were obtained through brokered transactions. We participate in the CDARS program, where customer funds are placed into multiple certificates of deposit, each in an amount under the standard FDIC insurance maximum of $250,000, and placed at a network of banks across the United States.

Total deposits as of March 31, 2018, December 31, 2017 and 2016 were $622.7 million, $625.8 million and $549.6 million, respectively. The following table sets forth deposit balances by certain categories as of the dates indicated and the percentage of each deposit category to total deposits.

	As of March 31,		As of December 31,
	2018		2017		2016
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
	(Dollars in thousands)
Noninterest-bearing demand	$164,817	26.5%	$165,911	26.5%	$127,434	23.2%
Interest-bearing:
NOW deposits	61,161	9.8	74,870	12.0	141,224	25.7
Money market	74,274	11.9	56,671	9.1	21,430	3.9
Savings deposits	82,493	13.2	85,000	13.6	107,266	19.5
Time deposits (more than $100,000)	210,571	33.8	213,575	34.1	118,797	21.6
Time deposits ($100,000 or less)	29,395	4.7	29,804	4.8	33,405	6.1
Total interest-bearing	457,894	73.5	459,920	73.5	422,122	76.8
Total deposits	$622,711	100.0%	$625,831	100.0%	$549,556	100.0%

The following table summarizes our average deposit balances and weighted average rates for the three-month period ended March 31, 2018 and the years ended December 31, 2017 and 2016:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2018		2017		2016
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
	(Dollars in thousands)
Noninterest-bearing demand	$165,974	0.00%	$142,035	0.00%	$125,139	0.00%
Interest-bearing:
NOW	67,583	1.28	134,351	1.18	113,485	0.89
Money market	60,128	1.40	29,961	1.22	21,753	0.72
Savings	83,874	1.11	78,477	0.80	104,200	0.59
Time	243,319	1.43	200,514	1.36	163,303	0.98
Total interest-bearing	454,904	1.35	443,303	1.21	402,741	0.84
Total deposits	$620,878	1.00%	$585,338	0.89%	$527,880	0.64%

The following tables set forth the maturity of time deposits as of the dates indicated below:

	As of March 31, 2018 Maturity Within:
	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
	(Dollars in thousands)
Time deposits (more than $100,000)	$45,934	$72,150	$41,468	$51,019	$210,571
Time deposits ($100,000 or less)	4,859	6,015	8,903	9,618	29,395
Total time deposits	$50,793	$78,165	$50,371	$60,637	$239,966
	As of December 31, 2017 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
	(Dollars in thousands)
Time deposits (more than $100,000)	$25,436	$46,661	$94,473	$47,005	$213,575
Time deposits ($100,000 or less)	7,615	4,710	8,243	9,236	29,804
Total time deposits	$33,051	$51,371	$102,716	$56,241	$243,379
	As of December 31, 2016 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
	(Dollars in thousands)
Time deposits (more than $100,000)	$19,543	$24,648	$49,806	$24,800	$118,797
Time deposits ($100,000 or less)	8,864	5,920	9,976	8,645	33,405
Total time deposits	$28,407	$30,568	$59,782	$33,445	$152,202

Other Borrowed Funds

At March 31, 2018, we had debt outstanding with The Bankers Bank of $4.8 million. The related note bears interest at 4.75%, which adjusts quarterly or more often to the Wall Street Journal Prime and requires quarterly interest payments and annual principal payments of $800,000. The note matures on March 5, 2020 and is secured by shares of common stock of the Bank held by us. The purpose of this note was to facilitate the purchase of The Montezuma State Bank in 2014 and to inject capital into the Bank.

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks and fed funds sold. Other available sources of liquidity include wholesale deposits and borrowings from correspondent banks and FHLB advances.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

As of March 31, 2018, we had no unsecured fed funds lines with correspondent depository institutions with no amounts advanced. In addition, based on the values of loans pledged as collateral, we had borrowing availability with the FHLB of $33.3 million as of March 31, 2018, $22.6 million as of December 31, 2017 and $104.5 million as of December 31, 2016.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action” (described below), the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Qualitative measures established by regulation to ensure capital adequacy required the Bank to maintain minimum amounts and ratios of Common Equity Tier 1 (“CET1”) capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets, referred to as the “leverage ratio.” For further information, see “Supervision and Regulation – Regulatory Capital Requirements” and “Supervision and Regulation – Prompt Corrective Action Framework.”

In the wake of the global financial crisis of 2008 and 2009, the role of capital has become fundamentally more important, as banking regulators have concluded that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severely distressed economic conditions. The Dodd-Frank Act and banking regulations promulgated by the U.S. federal banking regulators to implement Basel III have established strengthened capital standards for banks and bank holding companies and require more capital to be held in the form of common stock. These provisions, which generally became applicable to the Bank on January 1, 2015, impose meaningfully more stringent regulatory capital requirements than those applicable to the Bank prior to that date. In addition, the Basel III regulations implement a concept known as the “capital conservation buffer.” In general, banks, bank holding companies with more than $3.0 billion in assets and bank holding companies with publicly-traded equity are required to hold a buffer of CET1 capital equal to 2.5% of risk-weighted assets over each minimum capital ratio by January 1, 2019 in order to avoid being subject to limits on capital distributions (e.g., dividends, stock buybacks, etc.) and certain discretionary bonus payments to executive officers. For community banks, such as us, the capital conservation buffer requirement commenced on January 1, 2016, with a gradual phase-in. Full compliance with the capital conservation buffer will be required by January 1, 2019.

As of March 31, 2018, the FDIC categorized the Bank as “well-capitalized” under the prompt corrective action framework. There have been no conditions or events since March 31, 2018 that management believes would change this classification.

The table below also summarizes the capital requirements applicable to the Bank in order to be considered “well-capitalized” from a regulatory perspective, as well as the Bank’s capital ratios as of March 31, 2018, December 31, 2017 and December 31, 2016. The Bank exceeded all regulatory capital requirements under Basel III and the Bank was considered to be “well-capitalized” as of the dates reflected in the tables below.

	Actual		Regulatory Capital Ratio Requirements		Minimum To be Considered “Well-Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of March 31, 2018:
Total capital to risk-weighted assets	$82,866	14.51%	$52,813	9.875%	$57,095	10.00%
Tier 1 capital to risk-weighted assets	75,723	13.26	41,394	7.875	45,676	8.00
CET 1 capital to risk-weighted assets	75,723	13.26	32,830	6.375	37,112	6.50
Tier 1 leverage ratio	75,723	10.84	36,689	5.875	34,942	5.00
	Actual		Regulatory Capital Ratio Requirements		Minimum To be Considered “Well-Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2017:
Total capital to risk-weighted assets	$79,740	13.83%	$49,726	9.25%	$57,654	10.00%
Tier 1 capital to risk-weighted assets	72,528	12.58	38,196	7.25	46,123	8.00
CET 1 capital to risk-weighted assets	72,528	12.58	29,547	5.75	34,475	6.50
Tier 1 leverage ratio	72,528	10.53	31,854	5.25	34,436	5.00
	Actual		Regulatory Capital Ratio Requirements		Minimum To be Considered “Well-Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2016:
Total capital to risk-weighted assets	$65,582	12.58%	$44,975	8.625%	$52,145	10.00%
Tier 1 capital to risk-weighted assets	59,060	11.33	34,546	6.625	41,716	8.00
CET 1 capital to risk-weighted assets	59,060	11.33	26,854	5.125	33,894	6.50
Tier 1 leverage ratio	59,060	9.67	28,239	4.625	30,529	5.00

Shareholders’ equity provides a source of permanent funding, allows for future growth and provides a cushion to withstand unforeseen adverse developments. Total shareholders’ equity increased to $75.5 million as of March 31, 2018, compared to $69.2 million as of December 31, 2017 and $55.1 million as of December 31, 2016. The increases were driven by retained capital from net income during the periods.

Contractual Obligations

The following tables contain supplemental information regarding our total contractual obligations as of March 31, 2018, December 31, 2017 and December 31, 2016:

	Payments Due as of March 31, 2018
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)
Deposits without a stated maturity	$382,745	$—	$—	$—	$382,745
Time deposits	179,328	58,528	2,110	—	239,966
Borrowings	800	4,000	—	—	4,800
Operating lease commitments	455	752	189	—	1,396
Total contractual obligations	$563,328	$63,280	$2,299	$—	$628,907

	Payments Due as of December 31, 2017
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)
Deposits without a stated maturity	$382,452	$—	$—	$—	$382,452
Time deposits	187,137	54,601	1,641	—	243,379
Borrowings	800	4,800	—	—	5,600
Operating lease commitments	456	804	260	—	1,520
Total contractual obligations	$570,845	$60,205	$1,901	$—	$632,951
	Payments Due as of December 31, 2016
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)
Deposits without a stated maturity	$397,354	$—	$—	$—	$397,354
Time deposits	118,756	30,152	3,294	—	152,202
Borrowings	6,400	—	—	—	6,400
Operating lease commitments	440	1,042	376	—	1,858
Total contractual obligations	$522,950	$31,194	$3,670	$—	$557,814

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if we deemed necessary upon extension of credit, is based on management’s credit evaluation of the counterparty. The Company also estimates a reserve for potential losses associated with off-balance sheet commitments and letters of credit. It is included in other liabilities in the Company’s consolidated statements of condition, with any related provisions to the reserve included in non-interest expense in the consolidated statement of income.

In determining the reserve for unfunded lending commitments, a process similar to the one used for the allowance is employed. Based on historical experience, loss factors, adjusted for expected funding, are applied to the Company’s off-balance sheet commitments and letters of credit to estimate the potential for losses.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the customer to a third party. They are intended to be disbursed, subject to certain conditions, upon request of the borrower.

The following table summarizes commitments as of the dates presented.

	As of March 31, 2018	As of December 31,
		2017	2016
	(Dollars in thousands)
Commitments to extend credit	$130,865	$145,888	$158,700
Standby letters of credit	1,544	1,544	747
Total	$132,409	$147,432	$159,447

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our financial management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options or financial future contracts to mitigate interest rate risk from specific transactions. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset/Liability Committee, or the ALCO Committee, in accordance with policies approved by the Bank’s board of directors. The ALCO Committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO Committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO Committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO Committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the model. We utilize third-party experts to periodically evaluate the performance of our non-maturity deposit accounts to develop the decay assumptions. All of the assumptions used in our analyses are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model and dynamic growth models, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for gradual parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a -100 basis point shift, 5% for a 100 basis point shift, 10% for a 200 basis point shift, 15% for a 300 basis point shift, and 20% for a 400 basis point shift.

The following tables summarize the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

	As of March 31,		As of December 31,		As of December 31,
	2018		2017		2016
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+400	43.47%	23.83%	41.60%	21.96%	23.43%	21.30%
+300	31.15	22.40	28.87	20.54	16.19	19.86
+200	18.80	20.84	17.24	19.01	9.57	18.28
+100	7.78	19.14	6.23	17.36	4.34	16.61
Base	(0.05)	17.31	0.04	15.59	1.08	14.94
-100	(4.54)	15.35	(4.72)	13.73	(1.88)	13.03

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and fed funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statement. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements.

The JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company’s consolidated financial statements as of December 31, 2017.

Allowance for Loan and Lease Losses

The allowance is based on management’s estimate of probable losses inherent in the loan portfolio. In the opinion of management, the allowance is adequate to absorb estimated losses in the portfolio as of each balance sheet date. While management uses available information to analyze losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and changes in the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance. In analyzing the adequacy of the allowance, a comprehensive loan grading system to determine risk potential in loans is utilized together with the results of internal credit reviews.

To determine the adequacy of the allowance, the loan portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used to determine an indicated allowance for each portfolio segment. These factors are evaluated and updated based on the composition of the specific loan segment. Other considerations include volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk and the experience and abilities of our lending personnel. In addition to the segment evaluations, impaired loans with a balance of $250,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the $250,000 threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

Goodwill and Intangibles

Goodwill from an acquisition is the value attributable to unidentifiable intangible elements acquired. At a minimum, annual evaluation of the value of goodwill is required. Management evaluated the carrying value of the Company’s goodwill as of December 31, 2017 and 2016, and determined that no impairment existed.

An entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Factors assessed include all relevant events and circumstances including macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, other relevant entity or reporting unit specific events and, if applicable, a sustained decrease in share price.

If after assessing the totality of events or circumstances, such as those described above, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity is to perform a two-step impairment test.

The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is to be performed to measure the amount of impairment loss, if any, when it is more likely than not that goodwill impairment exists.

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on the estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or the observable date.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, and establishes a new control-based revenue recognition model for revenue from contracts with customers. The revenue line items in scope of this ASU have been identified and final assessment is pending, however the majority of the Company’s financial instruments are not within the scope of Topic 606. Material revenue streams within the scope of Topic 606 include service charges on deposits. The guidance in the ASU is effective for reporting periods beginning after December 15, 2018. Based on the revenue streams impacted, this ASU is not expected to have a material impact on the Company’s financial condition or results of operation.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires certain equity investments to be measured at fair value with changes recognized in net income. It also requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purpose and eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value disclosed for financial instruments measured at amortized cost. The guidance in the ASU is effective for reporting periods beginning after December 15, 2018. This ASU is not expected to have a material impact on the Company’s financial condition or results of operation.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires lessees to recognize a lease liability and a right-of-use asset for all leases, excluding short-term leases, at the commencement date. The guidance in the ASU is effective for reporting periods beginning after December 15, 2019. Additionally, a modified retrospective transition approach is required for leases existing at the earliest comparative period presented. The Company is assessing the impact of this ASU, however it is not expected to have a material impact on the Company’s financial condition, results of operation, or capital position, but will impact the presentation on the balance sheet of the Company’s current operating leases.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU requires the replacement of the current incurred loss model with an expected loss model, referred to as the current expected credit loss model. The guidance in the ASU is effective for reporting periods beginning after December 15, 2020 with a cumulative-effect adjustment to retained earnings required for the first reporting period. Management is still assessing the impact of this ASU, however it is expected that it will have some impact on the Company’s financial condition and results of operations as this modifies the calculation of the allowance by accelerating the recognition of losses.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU amends existing guidance to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The guidance in the ASU is effective for reporting periods beginning after December 15, 2021 with prospective application. This ASU is not expected to have a material impact on the Company’s financial condition or results of operation.

BUSINESS

Company Overview

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate seven full-service branches in Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas. We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed banking solutions. We intend to grow organically by selectively opening additional branches in our target markets, and we will also pursue strategic acquisitions. As of March 31, 2018, we had total assets of $706.6 million, total loans of $562.2 million, total deposits of $622.7 million and total shareholders’ equity of $75.5 million.

Our success is driven by:

•	the development of deep business relationships with our commercial customers and their principals;
•	disciplined growth without compromising our asset quality or credit culture;
•	drawing upon years of executive level experience at multi-billion dollar banks;
•	efficiencies gained by adherence to automated and repeatable processes; and
•	investing in our people and technology.

Our focus on efficiently providing tailored banking products and services to business owners and entrepreneurs enables us to generate robust growth and deliver exceptional returns to our shareholders. Our historical financial success is evidenced by the following charts:

History

In 2004, our Chairman of the Board and largest shareholder, William B. “Brad” Haines, founded our company for the purpose of acquiring the First National Bank of Medford in Medford, Oklahoma, which had total assets of approximately $24 million. After changing the name to Bank7, we focused our efforts on building the institution into a full-service commercial bank, and today we serve our customers through an array of tailored banking products and services. In 2007, we relocated our headquarters to Oklahoma City. In 2014, we expanded our operations into Kansas with the acquisition of Montezuma State Bank, which was approximately $97 million in assets. That same year, our President and Chief Executive Officer, Thomas Travis, joined us from a multi-billion dollar bank. In 2015, we entered the Dallas/Fort Worth metropolitan area.

Growth

From the Company’s acquisition of the Bank through March 31, 2018, we have grown from approximately $24 million to over $700 million in total assets. More recently, since 2013, we have experienced significant balance sheet and earnings growth, as depicted below:

Deep and Experienced Management

The executive management team is led by our Chairman of the Board, Brad Haines, and President and Chief Executive Officer, Thomas Travis. Combined, the executive management team has over 100 years of banking and industry experience. Additionally, Mr. Travis and Jason Estes, our Chief Credit Officer, bring significant experience from a multi-billion dollar bank. The executive management team is supported by several professionals who were specifically recruited by us and who will continue to support and guide the enterprise forward.

William B. “Brad” Haines. Mr. Haines is the founder of the Company and has served as the Chairman of its board of directors since inception and as Chairman of the board of directors of the Bank since the Company acquired the Bank in 2004. In the 1970s, Mr. Haines founded a pipeline construction company that he later sold to a public company in 1999. After that sale, he began diversifying his holdings into several industries through acquisitions and start-ups. Today, Mr. Haines’ investment company, Haines Capital Group, operates over 30 entities that primarily focus on banking, oil and gas services, mineral holdings, aviation, commercial real estate and agribusiness.

Thomas L. “Tom” Travis. Mr. Travis has served as the President and Chief Executive Officer of the Bank since 2014, and he was appointed President and Chief Executive Officer of the Company in 2018. He has over 35 years of experience in Texas and Oklahoma banking. Prior to joining the Bank, Mr. Travis worked for 22 years at IBC Bank, a Texas-based financial institution, where he served in various roles, including President of IBC Bank San Antonio and IBC Bank Oklahoma. During Mr. Travis’ tenure at IBC Bank, he helped lead several acquisitions, including sourcing, diligence, negotiating and integrating.

John T. “J.T.” Phillips. Mr. Phillips has served as Senior Executive Vice President and Chief Operating Officer of the Bank since 2015, Senior Executive Vice President and Chief Operating Officer of the Company since 2018 and as Secretary of the Company since 2004. He served as President of the Company from 2004 to 2018 and as Chief Financial Officer of the Bank from 2004 to 2015. Additionally, Mr. Phillips has served as Chief Financial Officer of Haines Capital Group since 2003, prior to which he served as Chief Financial Officer of Haines Construction Company for over 10 years. Mr. Phillips has significant merger and acquisition experience, including two acquisitions with Bank7 Corp. and numerous transactions with Haines Capital Group.

Jason E. Estes. Mr. Estes has served as a Director and Vice President and Commercial Loan Manager of the Bank since joining the Bank in 2016. He was appointed as Executive Vice President and Chief Credit Officer of the Bank and the Company in 2018. Mr. Estes has 17 years of experience in the banking industry. He began his career at Local Oklahoma Bank in 2001 and became an officer of IBC Bank Oklahoma in 2004 when it acquired Local Oklahoma Bank. He was later promoted to Executive Vice President and Commercial Lending Manager of IBC Bank Oklahoma. Mr. Estes has significant commercial lending experience that he gained alongside Mr. Travis at IBC Bank Oklahoma.

Kelly J. Harris. Mr. Harris joined the Bank in 2012, initially as Controller and then as Vice President and Chief Financial Officer beginning in 2015. He was appointed as Senior Vice President and Chief Financial Officer of the Company in 2018. Prior to joining the Bank, Mr. Harris worked in the tax and audit departments at Cole & Reed P.C. Mr. Harris is a licensed Certified Public Accountant and a member of the AICPA and the Oklahoma Society of CPAs.

Lending and Loan Portfolio

   Asset Quality

Maintaining sound asset quality is a top priority. Several members of our team have worked together for more than 15 years at various financial institutions and have a proven track record of minimal loan losses throughout various economic cycles.

We extend credit through a collaborative and deliberately structured loan committee system that includes our Chairman of the Board, Chief Executive Officer, Chief Credit Officer, senior lenders, loan review staff, mid- and junior-level lenders, credit analysts, high level loan administrative managers and in-house legal counsel. By tapping into the expertise and knowledge of multiple personnel, we:

•	mitigate risk by making well-informed credit decisions;
•	structure loans in the manner that best suits our customers’ needs and minimizes loan loss exposure;
•	train the junior members of our team; and
•	develop an institutional knowledge base of our customers throughout the Bank.

The following sets forth information concerning our historical nonperforming assets and net charge-offs, which we believe demonstrates our commitment to sound asset quality:

Although we have experienced relatively low levels of loan losses, we have maintained our discipline of having an appropriate allowance for loan and lease losses, or allowance. As of March 31, 2018, our allowance to total loans and allowance to nonperforming loans were 1.37% and 526.25%, respectively.

Through our Credit Quality Committee, or CQC, we maintain a multi-faceted loan monitoring process that regularly evaluates our loan portfolio. The CQC includes our Chief Executive Officer, Chief Credit Officer, loan review staff, senior credit analysts and in-house legal counsel. We also involve the senior lender and mid-level lenders who were initially involved in making the loan, however, these participants do not vote on actions taken.

The CQC meets quarterly and performs the following functions:

•	reviews at least 40% of our outstanding loan portfolio each year;
•	reviews a quarterly memo for each adversely graded loan, which includes updating the borrower’s cash flow, loan-to-value, or LTV, ratio and other factors;
•	receives loan review staff reports on all loan reviews performed on specific loans;
•	confirms its progress towards meeting our annual loan review policy requirements; and
•	reviews trends in past due loans, adversely graded loans, collateral exceptions, industry concentrations and local and macroeconomic indicators affecting our markets.

The result of this process is a dynamic and timely loan grading and monitoring system that is vital to maintaining sound asset quality.

   Diversified Loan Portfolio

Part of maintaining sound asset quality includes monitoring trends and managing concentrations by geography, industry segment, loan type and other factors. As an example of our diversification strategy, in 2015 we entered the Dallas/Fort Worth metropolitan area primarily to serve its South Asian community. As shown below, our loan portfolio has notably shifted into the Dallas/Fort Worth metropolitan area and Oklahoma City.

As illustrated below, we are primarily a commercial bank, with approximately 97% of our total loans made to business customers as of March 31, 2018. The following graph is categorized by commercial business purpose and is not segmented by each major category of our loan portfolio.

We have a particular focus on the following loan categories, which we believe to be a core competency of the Bank:

Commercial Real Estate Lending. We focus on and have expertise in commercial real estate, or CRE, lending. Our conservative approach is reflected by shorter amortization periods, personal guarantees on nearly all of our transactions and minimal exposure to raw land or lot development loans. Within CRE, we carefully monitor exposure to sub-categories and maintain specific policy maximums as a percent of capital within such categories.

Hospitality Lending. Our hospitality lending is targeted toward South Asian entrepreneurs based in the Dallas/Fort Worth metropolitan area who are seasoned veterans in the hospitality industry. Our senior lender in that market and our President and Chief Executive Officer each has significant experience from years of lending in this industry. We are comfortable with hospitality lending because our underwriting is disciplined and we know our customers well. As of March 31, 2018, we had 21 hospitality loans representing $61.0 million in outstanding balances and seven hospitality construction loans representing $47.9 million in outstanding balances. Because of our long history and close relationships with our customers, we typically provide permanent financing once construction is complete and the property is operational. None of these loans are sourced from brokers and all relationships have deposits with the Bank. We generally only lend on properties with flagship brands, and we maintain a disciplined repayment schedule. As of March 31, 2018, 96% of our hospitality loans required payments of principal utilizing a 15-year amortization schedule.

Energy Lending. Our management team has extensive experience in energy lending throughout credit cycles and across various segments of the industry. We maintain disciplined underwriting and generally require personal guarantees. As of March 31, 2018, our energy portfolio contained the following:

	As of March 31, 2018
Energy Loan Type	Number of Loans	Amount Outstanding	% of Energy Loans	% of Gross Loans
	(Dollars in thousands)
Exploration & production	6	$15,716	12.2%	2.8%
Purchasers of mineral and royalty interests	19	57,428	44.5	10.2
Service providers	34	32,065	24.9	5.7
Midstream	7	23,792	18.4	4.2
Total energy loans	66	$129,001	100.0%	22.9%

Deposit Composition

We seek to gather deposits from our commercial clients through a suite of targeted deposit products, including a variety of remote deposit and cash management products. Historically, our commercial loan customers have been one of our best sources of deposits, and we will continue to seek to develop a deposit relationship with each of our borrowers. We also offer consumers traditional retail deposit products through our branch network, along with online and mobile banking platforms. We also fund our Bank through various deposit channels, including brokered deposits, deposits obtained through the internet and/or listing services. Core deposits are defined as relationship-based and exclude listing services, and reciprocal or non-reciprocal brokered deposits that are not relationship-based. Core deposits totaled $492.9 million, or 79.2% of total deposits, as of March 31, 2018.

A breakdown of our deposits as of March 31, 2018 by type is below:

Asset Sensitive Balance Sheet

We believe we are positioned to take advantage of the current rising interest rate environment due to our asset sensitive balance sheet. While we expect to see continued upward pressure on our funding costs, we believe our asset yields will outpace such increases. As of March 31, 2018, 94.0% of our loans either had maturity dates within one year or were variable-rate and adjust daily. Additionally, our excess liquidity is primarily invested in federal funds, or fed funds, which re-price daily. For the three months ended March 31, 2018, our net interest margin (excluding loan fee income) increased to 4.65% from 4.43% for the three months ended March 31, 2017.

Cost Discipline and Efficiency

We constantly monitor expenditures, and when appropriate, we use automation, technology and repeatable processes to drive profitability through industry leading efficiencies. We operate as few branches as practical, and the branches we do operate are smaller and more cost efficient than many of our peers’ branches. The Bank’s efficiency ratio for the three months ended March 31, 2018 was the third lowest efficiency ratio among all 142 commercial banks with between $500 million and $5 billion in total assets headquartered in Texas, Oklahoma or Kansas, according to data obtained through S&P Global. As we continue to grow, we expect our utilization of automation, technology, and repeatable processes will continue to drive efficiencies throughout the Bank. Combining talented people with process automation will enable us to scale even further, and will also enable us to deliver consistently superior customer service.

Our Future

We will continue to focus on daily execution, making sound credit decisions and maintaining cost discipline, which has been the hallmark of our success. Our customers will remain our top priority as we continue to build upon our franchise through organic and acquisitive growth.

   Organic Growth

Much of our historic asset growth has been driven organically and our current markets, in particular the Dallas/Fort Worth metropolitan area and Oklahoma City, contain ample opportunities for us to grow our customer base and increase our loans and deposits. Although our expansion with brick and mortar branches will be limited, we believe operating strategically placed branches will be important, and therefore we will continue to selectively build our presence in key markets. We also intend to continue to enhance our internet and mobile banking products to remain competitive in the marketplace.

   Acquisitions

We have experience with and have benefitted from acquisitions, and we intend to pursue acquisitive growth as a public company. In 2011, we acquired First State Bank in Camargo, Oklahoma from the Federal Deposit Insurance Corporation, or FDIC, and in 2014, we acquired Montezuma State Bank, a $97 million in asset bank. Additionally, our Chief Executive Officer and Chief Credit Officer gained extensive merger and acquisition experience at IBC Bank Oklahoma. Our focus will initially be on banks within communities along the I-35 corridor, which is a natural business connector between Oklahoma City and the Dallas/Fort Worth metropolitan area. However, we may be opportunistic in other Oklahoma and Texas markets if there is a strategic and cultural fit. We plan to focus on banks with stable, low cost core deposits that would maintain or enhance our current funding mix.

Markets

We are headquartered in Oklahoma City, Oklahoma, and we operate three additional branches in Oklahoma. We also operate one branch in the Dallas/Fort Worth metropolitan area and two branches in southwest Kansas.

   Oklahoma

Oklahoma has a diverse economic landscape including aerospace, food processing, electronics, telecommunications, aviation, real estate development, agriculture, military and energy. Oklahoma is home to five Fortune 500 companies − Oneok, Inc., Chesapeake Energy Corporation, Devon Energy Corporation, NGL Energy Partners and Williams Companies. Love’s Travel Stops & Country Stores, which is one of Forbes’ most highly ranked private companies, is also headquartered in Oklahoma. The aerospace industry is one of Oklahoma’s largest and generates approximately $11 billion in annual revenue. Additionally, Oklahoma is home to the global maintenance and engineering headquarters for American Airlines, which is the largest airline maintenance base in the world. The state is one of the top five producers of wheat and natural gas in the United States. Our headquarters are in Oklahoma City, which is both the capital of Oklahoma and the largest city in the state, with a population of over 640,000 according to the 2017 U.S. Census. The city was named the most “recession proof city in America” in 2008 (during the Great Recession) by Forbes and had consistent increases in employment, a strong housing market, and stable growth in the energy, agriculture, and manufacturing industries. The State of Oklahoma is a leading force in livestock production as well as the refinement and distribution of oil, natural gas, and petroleum-based products. The oil and gas industry contributes more than $30 billion per year to Oklahoma’s gross domestic product, and employees of Oklahoma oil-related companies earn nearly twice as much as the state average for other employees according to the Center for Applied Economic Research at Oklahoma State University.

   Dallas / Fort Worth metropolitan area

We operate one full-service branch in the Dallas/Fort Worth metropolitan area, which serves as one of the economic hubs of Texas and one of the most significant economies in the United States. The Dallas/Fort Worth metropolitan area is the fourth largest metropolitan area in the United States by population, with nearly 7.5 million residents according to the 2017 U.S. Census, and is home to 22 Fortune 500 companies, including ExxonMobil, AT&T, American Airlines, Texas Instruments, Kimberly-Clark and Yum! Brands. Per the U.S. Bureau of Economic Analysis, the Dallas/Fort Worth metropolitan area was responsible for producing nearly 32% of the state’s total gross domestic product in 2016 (the latest data available). According to the City of Dallas Office of Economic Development, the Dallas/Fort Worth metropolitan area is home to over 65,000 businesses. For the 12 months ended May 2018, the Dallas/Fort Worth metropolitan area added 122,000 nonfarm jobs, representing a growth rate of 3.4%, according to the U.S. Bureau of Labor Statistics. Additionally, the Dallas/Fort Worth metropolitan area has the largest workforce of any metropolitan area in Texas according to the U.S. Bureau of Labor Statistics, and its population is projected to grow 7.7% from 2018 to 2023 according to data obtained through S&P Global.

   Kansas

We operate two branches in southwest Kansas − one in Montezuma and one in Copeland. Kansas is one of the largest states by area in the United States, and nearly 90% of the land is dedicated to agriculture according to The New Food Economy. Wheat production is a leading economic contributor, and the eastern portion of the state is part of the “Grain Belt,” which is a major area of grain production in the United States. More than 40% of all winter wheat in the United States is produced in Kansas, and based on conservative estimates, farmers cultivate eight million acres of wheat per year in the state according to The New Food Economy. Kansas is also productive in a number of industrial fields, including transportation equipment, commercial and private aircraft, food processing, publishing, chemical products, machinery, apparel, petroleum and mining.

Lending Activities

Our lending strategy is to maintain a broadly diversified loan portfolio based on the type of customer (i.e., business versus individual), type of loan product (for example, construction and development, CRE, commercial, agricultural and consumer), geographic location and industries in which our business customers are engaged (for example, energy, retail and hospitality, among others). We principally focus on serving the credit needs of business owners and entrepreneurs in the communities that we serve.

We offer a variety of loans, including CRE loans (which include loans secured by owner occupied commercial properties), commercial loans and agricultural loans. We also offer various consumer loans to individuals, including term loans and lines of credit, such as auto loans and loans for other personal purposes. Lending activities originate from the relationships and efforts of our bankers, with an emphasis on providing banking solutions tailored to meet our customers’ needs while maintaining our disciplined underwriting standards.

As of March 31, 2018, our loan portfolio, excluding loans held for sale, consisted of the following:

(Dollars in thousands)	March 31, 2018
Construction & development	$107,275
1-4 family real estate	48,595
Commercial real estate	148,256
Total real estate	304,126

Commercial	232,647
Agricultural	24,916
Consumer	2,361
Gross loans	564,050
Less unearned income, net	(1,887)
Total loans	562,163
Allowance for loan and lease losses	(7,699)
Net loans	$554,464

For additional information concerning our loan portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loans.”

Concentrations of Credit Risk. Most of our lending activity is conducted with businesses and individuals in our market areas. As of March 31, 2018, our loan portfolio consisted primarily of real estate loans, which constituted 53.9% of our gross loans, and commercial loans, which constituted 41.2% of our gross loans. Within these loan categories, we also have concentrations of CRE loans, which were $148.3 million and constituted 26.3% of our gross loans, energy loans, which were $129.0 million and constituted 22.9% of our gross loans, and hospitality loans, which were $108.9 million and constituted 19.3% of our gross loans, each as of March 31, 2018. Our geographic concentration subjects the loan portfolio to the general economic conditions within Oklahoma, the Dallas/Fort Worth metropolitan area and southwest Kansas. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance. Management believes the allowance is adequate to cover incurred losses in our loan portfolio as of March 31, 2018.

Loan Underwriting and Approval. Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. We have loan policies designed to assist us in managing this business risk. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated.

Managing credit risk is an enterprise-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices that include:

•	maintaining close relationships between our customers and their designated banker to ensure early-stage and ongoing credit monitoring and loan servicing;
•	granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;
•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;
•	developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category;
•	monitoring loan covenants; and
•	ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Our Chief Credit Officer provides bank-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that our credit standards are followed. The Bank’s board of directors delegates loan authority up to board-approved limits collectively to its Commercial Loan Committee, or CLC, which is comprised of a cross-representation of the Bank’s staff, including our Chairman of the Board, Chief Executive Officer, Chief Credit Officer, senior lenders, loan review staff, mid and junior-level lenders, credit analysts, high level loan administrative managers and our in-house attorney. Individual lending authority is managed below the CLC and is approved annually by our board of directors.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal and state law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level. The dollar amounts of the Bank’s lending limit increases or decreases as the Bank’s capital increases or decreases. The Bank is able to sell participations in its larger loans to financial counterparties and other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers that require extensions of credit in excess of these limits.

The Bank’s legal lending limit on loans to a single borrower was $24.8 million as of March 31, 2018, which is expected to increase following completion of this offering.

Our loan policies provide general guidelines for LTV ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal LTV limitations follow limits established by applicable law. Our policies also include limits on the amount of credit the Bank will extend on a single project, the excess of which it participates to other institutions.

We provide a variety of loans to meet our customers’ needs. The sections below discuss our general loan categories:

Real Estate Loans. Our real estate portfolio is comprised of construction and development loans, 1-4 family loans and CRE loans. As of March 31, 2018, our real estate loans represented 53.9% of our loan portfolio.

Commercial Real Estate Loans. We offer CRE loans, which may be collateralized by owner occupied or non-owner occupied real estate. CRE lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. We believe that our management team has extensive knowledge of our borrowers and the markets where we operate and takes a conservative approach to CRE lending, focusing on what we believe to be high quality credits with low LTV ratios, income-producing properties with strong cash flow characteristics and strong collateral profiles.

Rigorous risk management practices, escalating policies, reporting, sufficient credit loss reserves and appropriate levels of capital are essential elements of a sound CRE lending program. Interagency guidance on CRE concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards and credit risk review functions. Management has implemented these practices in order to monitor concentrations in CRE our loan portfolio. We require our CRE loans to be secured by what we believe to be well-managed properties with adequate margins, and we generally obtain a guarantee from responsible parties. Our CRE loans are secured by professional office buildings, shopping centers, manufacturing facilities, hotel and motels, strip retail centers and special purpose properties such as restaurants, retail operations and service stations. We originate both fixed- and adjustable-rate loans with terms generally up to five years. Adjustable-rate loans are typically based on the prime rate and adjust with the prime rate. At March 31, 2018, approximately 8.5% of the CRE loan portfolio consisted of fixed-rate loans. Loan amounts generally do not exceed 80.0% of the lesser of the appraised value or the purchase price.

In underwriting CRE loans, we seek to minimize these risks in a variety of ways, including giving consideration to the property’s age, condition, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis includes credit verification, bank reference checks, reviews of appraisals and environmental hazard reports, the borrower’s liquidity and leverage, management experience of the owners or principals, economic conditions and industry trends and face-to-face meeting of borrowers and guarantors.

The CRE loan portfolio totaled $148.3 million at March 31, 2018, and we had $546,000 of nonperforming CRE loans as of March 31, 2018.

Construction and Development Loans. Construction and development lending affords us the opportunity to achieve higher interest rates and fees with shorter terms to maturity. We originate residential construction and development loans for the construction of single-family residences, condominiums, townhouses and residential developments. Our commercial construction loans are for the development of business properties, including multi-family, retail, office/warehouse, industrial, storage facilities, hotels and office buildings. Our land, lots and development loans are predominately for the purchase or refinance of unimproved land held for future residential development, improved residential lots held for speculative investment purposes and for the future construction of speculative one-to-four family or CRE.

At March 31, 2018, our construction and development loans totaled $107.3 million, or 19.0%, of our total loan portfolio. Almost all of our construction and development loans require interest-only payments which are underwritten up-front. These construction and development loans provide for interest payments to be paid out of an interest reserve, which is established in connection with the origination of the loan pursuant to which we will fund the borrower’s monthly interest payments.

Commercial construction loans are underwritten with preference given to loans with strong secondary support. The maximum LTV limit applicable to these loans is generally 80% of the appraised post-construction value. Disbursement of funds is at our sole discretion and is based on the progress of construction. At March 31, 2018, we had $68.9 million of non-residential construction loans included in our commercial construction and development loan portfolio.

Residential construction loans are generally underwritten pursuant to the same credit standards used for originating permanent residential mortgage loans. Residential construction loans generally have initial terms of 12 months (subject to extension). The maximum LTV ratio of these construction loans is typically 80% of the appraised value of the completed property. Upon completion of construction, these loans are paid in full, generally with permanent financing on the completed residence which we work to provide. As of March 31, 2018, we had $33.9 million residential construction loans, or 6.0% of total loans. Our strategy is to stay in the lower home price segment of the market with approximately 67% of our residential construction portfolio consisting of loans equal to or less than $350,000. During quarterly CQC meetings, we review multiple economic reports designed to monitor the housing markets in our lending areas to identify weaknesses early enough to protect our portfolio from losses.

We require all real estate securing construction and development loans to be appraised by an independent Bank-approved state-licensed or state-certified real estate appraiser, which appraisals are subsequently independently reviewed. Such appraisals are ordered independent of individual lending authority. General liability, builder’s risk hazard insurance, title insurance and flood insurance (for properties located or to be built in a designated flood hazard area) are also required on all construction and development loans.

1-4 Family Real Estate Loans. We originate residential real estate loans collateralized by owner occupied and non-owner occupied 1-4 family properties located in our market areas. The single-family residential real estate loan portfolio held for investment totaled $48.6 million (including home equity lines of credit, or HELOCs) at March 31, 2018. HELOCs were $230,000 at March 31, 2018. HELOCs are normally originated with six-year terms, including up to a six-year draw period during which the borrower makes monthly interest-only payments, followed by an amortizing period of up to 15 years during which no new draws are allowed. The interest rate is fixed. These loans are collateralized by single-family residential real estate and generally are originated in amounts of no more than 90% of appraised value.

Hospitality Loans. Our hospitality lending is targeted toward South Asian entrepreneurs based in the Dallas/Fort Worth metropolitan area who are seasoned veterans in the hospitality industry. Our senior lender in that market and our President and Chief Executive Officer each has significant experience from years of lending in this sector. We are comfortable with hospitality lending because our underwriting is disciplined and we know our customers well. As of March 31, 2018, we had 21 hospitality loans representing $61.0 million in outstanding balances, which is included in our CRE portfolio and seven hospitality construction loans representing $47.9 million in outstanding balances, which is included in our construction and development portfolio.

We maintain a strict underwriting and monitoring process with respect to our hospitality loans. Almost every hospitality loan we originate amortizes over an approximate 15-year period. As of March 31, 2018, 96% of our hospitality loans required payments of principal utilizing a 15-year amortization schedule. Those exceptions are to borrowers who have deep and broad cash flow from multiple sources. We require every hospitality loan to have a balloon maturity of a maximum of five years, and we have several hospitality loans that have balloon maturities within three years. We also require the primary operating deposit account for each borrower, the personal deposit accounts from the borrower’s principals and personal guarantees. We generally lend to flagship brands. We have two small independent hospitality loans; however, they are extended to borrowers and guarantors who have substantial cash flow, and in each case the loan amortization was shortened to 10 years. We generally require our hospitality loans to have a debt coverage ratio greater than 1.15x, but in no event less than 1.0x, tested at least annually.

All but two of our hospitality loans are in the Texas market, with most located in the Dallas/Fort Worth metropolitan area, and all of our hospitality loans are in metropolitan markets. We do not loan against hotels located in smaller towns that are heavily reliant on the energy industry.

Commercial Loans. We provide a mix of variable- and fixed-rate commercial loans across various industries, including the energy industry. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses for working capital needs and business expansions. We extend commercial business loans on an unsecured and secured basis advanced for working capital, accounts receivable and inventory financing, machinery and equipment purchases, and other business purposes. Unsecured commercial loan balances totaled $2.87 million as of March 31, 2018. Generally, short-term loans have maturities ranging from six months to two years, and “term loans” have maturities ranging from five to seven years. Loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans generally provide for floating interest rates, with monthly payments of both principal and interest. Repayment of secured and unsecured commercial loans depends substantially on the borrower’s underlying business, financial condition and cash flows, as well as the sufficiency of the collateral. Compared to real estate, the collateral may be more difficult to monitor, evaluate and sell. If the borrower is a corporation, partnership or other entity, we typically require personal guarantees from significant equity holders.

In general, commercial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial loans require extensive underwriting and servicing.

The commercial loan portfolio totaled $232.6 million at March 31, 2018, and we had $807,000 in nonperforming commercial loans as of March 31, 2018.

Energy Loans. Energy lending, which is part of our commercial loan portfolio, is an important part of our business as energy production and energy related industries are meaningful contributors to the economy in our markets of Oklahoma, southwest Kansas and the Dallas/Fort Worth Metropolitan area. As of March 31, 2018, we had $129.0 million in energy-related loans outstanding, which was 22.9% of our total loan portfolio.

Our energy lending portfolio is broken down into two primary categories, direct lending and indirect lending. Direct lending includes loans in the exploration and production segment. Indirect lending includes loans to mid-stream companies, service providers and purchasers of mineral and royalty interests.

Exploration and production. Loans in this category are extended based on independent engineering of reserves and require rapid amortization within the economic half-life of the proven reserves. We also require stress simulations based on low oil and gas prices, and during underwriting we ensure that loans would still amortize in times of stress in conformance with our policy.

Purchasers of mineral and royalty interests. Loans in this category are secured by producing and non-producing mineral/royalty interests covering oil and gas interests in well-established fields in Oklahoma, and a smaller portion of approximately $10.0 million in the Marcellus/Utica region of Pennsylvania and West Virginia. Mineral and royalty interest valuations have increased as horizontal drilling and modern completion techniques have increased the pace and total volume of oil and gas recovered from shale fields in the large U.S. basins. As a result, loan demand has increased for this type of financing as institutional investors and private equity firms seeking passive income expand their mineral and royalty interest holdings. Our activity is split between buy and hold privately-owned local companies and buy and sell privately-owned local companies.

Service providers. Loans in this category represent a broad group of companies in the energy service industry and include a crude oil hauling company, two drilling companies, one directional drilling support company, a rig hauling company, a manufacturer of high pressure hoses, and a few other energy services related companies. Most of the companies are long-time customers of the Bank. Approximately $5 million of loans in this category are secured with cash and/or marketable securities.

Midstream companies. Loans in this category are secured by facilities, pipelines, rights-of-way and related equipment or assets that are used for traditional processing, storage and transportation of crude oil and natural gas or water-specific transportation and treatment or disposal. We require amortization periods well short of the expected useful life of these assets with minimum performance requirements that allow for significant volume reductions that could occur in the event of a prolonged decrease in oil and gas prices.

Agricultural Loans. We offer both fixed-rate and adjustable-rate agricultural real estate loans to our customers. We also make loans to finance the purchase of machinery, equipment and breeding stock, seasonal crop operating loans used to fund the borrower’s crop production operating expenses, livestock operating and revolving loans used to purchase livestock for resale and related livestock production expense.

Generally, our agricultural real estate loans amortize over periods not in excess of 20 years and have a LTV ratio of 80.0% or less. We also originate agricultural real estate loans directly and through programs sponsored by the Farmers Home Administration, an agency of the United States Department of Agriculture, or FHA, which provides a partial guarantee on loans underwritten to FHA standards. Agricultural real estate loans generally carry higher interest rates and have shorter terms than 1-4 family residential real estate loans. Agricultural real estate loans, however, entail additional credit risks compared to 1-4 family residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. We generally require agricultural borrowers to obtain multi-peril crop insurance coverage through a program partially subsidized by the federal government to help mitigate the risk of crop failures.

Agricultural operating loans are generally originated at an adjustable- or fixed-rate of interest and generally for a term of one year. In the case of agricultural operating loans secured by breeding livestock or farm equipment, such loans are originated at an adjustable- or fixed-rate of interest and generally for a term of up to five years. We typically originate agricultural operating loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s agricultural business. As a result, the availability of funds for the repayment of agricultural operating loans may be substantially dependent on the success of the business itself and the general economic environment. A significant number of agricultural borrowers with these types of loans may qualify for relief under provisions of the U.S. Bankruptcy Code that are designed specifically for the reorganization of financial obligations of family farmers and which provides certain preferential procedures to agricultural borrowers compared to traditional bankruptcy proceedings pursuant to other provisions of the U.S. Bankruptcy Code.

The agricultural loan portfolio totaled $63.8 million at March 31, 2018. We had no nonperforming agricultural loans as of March 31, 2018.

Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than do 1-4 family residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, death, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

The consumer loan portfolio totaled $2.4 million at March 31, 2018, and we had nonperforming consumer loans of $10,000 as of March 31, 2018.

Loan Participations. On occasion, we sell loan participations to reduce risk and manage credit concentrations in particular businesses and industries. We do not participate in syndicated loans, which are loans made by a group of lenders who share or participate in a specific loan. At March 31, 2018, we had one loan participation sold to another institution totaling $7.0 million, which is serviced by us. We had no purchased loan participations from other financial institutions at March 31, 2018.

Deposit Products

We offer customers traditional retail deposit products through our branch network and the ability to access their accounts through online and mobile banking platforms. We offer a variety of deposit accounts with a range of interest rates and terms including demand, savings, money market and certificates of deposit with the goal of attracting a wide variety of customers, including small- to medium-sized businesses. We consider our core deposits, which we define as relationship-based and exclude listing services, and reciprocal or non-reciprocal brokered deposits that are not relationship-based, to be our primary and most valuable low-cost funding source for our lending business, and as of March 31, 2018, core deposits represented 79.2% of our total deposits. We strive to retain an attractive deposit mix from both large and small customers as well as a broad market reach. We believe our competitive pricing and products, convenient branch locations and quality personal customer service enable us to attract and retain deposits. We employ conventional marketing initiatives and advertising and, in addition, leverage our community commitment activities to generate new accounts. Our bankers offer our deposit products to our loan customers in an effort to cross-sell our services to existing relationships. Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements and our deposit growth goals. As of March 31, 2018, we had $622.7 million of deposits, and our cost of interest-bearing deposits was 1.25% for the quarter ended March 31, 2018.

Investment Activities

We currently do not have a securities portfolio.

Other Products and Services

We offer banking products and services that are competitively priced with a focus on convenience and accessibility. We offer a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, mobile banking solutions, including remote check deposit with mobile bill pay. We offer ATMs and banking by telephone, mail and personal appointment. We offer debit cards with no ATM surcharges within our network for checking customers, direct deposit, cashier’s checks, as well as wire transfer services and automated clearing house, or ACH, services.

We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of remote deposit capture, positive pay, zero balance accounts and sweep accounts.

We evaluate our services on an ongoing basis, and will add or remove services based upon the perceived needs and financial requirements of our customers, competitive factors and our financial and other capabilities. Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal laws and regulations.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology, or Fintech, companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality customer service culture, our positive reputation and our long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Information Technology Systems

We have made and continue to make significant investments in our information technology systems and staff for our banking and lending operations and treasury management activities. We believe that these investments are essential to enhance our capabilities to offer new products and the overall customer experience, to provide scale for future growth and acquisitions and to increase controls and efficiencies in our back-office operations. We have obtained our core data processing platform from a nationally recognized bank processing vendor providing us with capabilities to support the continued growth of the Bank. Our internal network and e-mail systems are maintained in-house. We leverage the capabilities of a third-party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan. We strive to follow all recommendations outlined by the Federal Financial Institutions Examination Council in an effort to establish that we have effectively identified our risks and documented contingency plans for key functions and systems, including providing for back-up sites for all critical applications. We perform tests of the adequacy of these contingency plans on at least an annual basis.

Many of our other systems, including electronic funds transfer, transaction processing, mortgage processing and our online banking services, are hosted by third-party service providers. The scalability of this infrastructure is designed to support our growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow us to recover our systems and provide business continuity quickly in case of a disaster. These critical business applications and processes are included in the business continuity plans referenced above.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. Our comprehensive risk management framework and risk identification is a continuous process and occurs at both the transaction level and the portfolio level. We control risks through limits that are communicated through policies, standards, procedures and processes that define responsibility and authority. Such limits serve as a means to control exposures to the various risks associated with our activities, and are meaningful management tools that can be adjusted if conditions or risk tolerances change. In addition, we maintain a process to authorize exceptions or changes to risk limits when warranted. These risk management practices help to ensure effective reporting, compliance with all laws, rules and regulations, avoid damage to our reputation and related consequences, and attain our strategic goals while avoiding pitfalls and surprises along the way.

The board of directors of the Bank approves policies that set operational standards and risk limits, and any changes require approval by the Bank’s board of directors. Executive Management is responsible for the implementation, integrity and maintenance of our risk management systems ensuring the directives are implemented and administered in compliance with the approved policy. Our CEO supervises the overall management of our risk management program.

Our focus on risk management covers all major functions within the Bank, including the loan underwriting function, continuous asset quality monitoring, asset/liability management, regulatory compliance, strategic and operational risk, cyber risk, and reputational risk. With regard to interest rate risk, we have implemented an extensive asset/liability management process, and utilize a well-known interest rate risk model to evaluate interest rate risk on a quarterly basis. We have also established a management compliance committee that is responsible for the Bank’s state and federal regulatory compliance performance. Major functions of the committee include oversight of all consumer related compliance, including, but not limited to: the Home Mortgage Disclosure Act, the CRA, the Truth-in-Lending Act / Real Estate Settlement Procedures Act, the Truth in Savings Act, Regulation H (flood matters), the Fair Credit Reporting Act / Fair and Accurate Credit Transactions Act, Fair Lending and Redlining. The committee members are all stakeholders from all areas of the Bank who work together to execute, monitor, and report on all compliance related aspects of the Bank’s operation. The full committee meets on a monthly basis to report on the previous month’s activities, review open action items, and to discuss upcoming regulatory implementations and changes. A selected member of the committee reports the activities of the committee to the Bank’s board of directors on a monthly basis.

Employees

As of March 31, 2018, we had approximately 75 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

The Company’s corporate offices are located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. The Company’s corporate office space is owned by the Bank’s wholly-owned subsidiary, 1039 NW 63rd, LLC, and consists of approximately 6,600 square feet, as well as an annex of approximately 4,400 square feet. The Bank operates from our corporate office, three full-service branch offices located in Oklahoma, two full-service branch offices located in southwest Kansas and one full-service branch office located in the Dallas/Fort Worth metropolitan area. Of these seven locations, two are leased and five are owned by the Bank. All branches are equipped with ATMs and all Oklahoma branches provide for drive-up access. Additionally, we maintain a warehouse building in Oklahoma City for future expansionary activities, which is owned by 1039 NW 63rd, LLC, and an administrative office located in the Dallas/Fort Worth metropolitan area, which is leased by the Bank.

We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, including the lease for our Woodward branch in Oklahoma that is owned and managed by an affiliated entity of our Chairman of the Board. See “Certain Relationships and Related Party Transactions.” We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Litigation

From time to time, the Company or the Bank is a party to claims and legal proceedings arising in the ordinary course of business. Management does not believe any present litigation or the resolution thereof will have a material adverse effect on the business, consolidated financial condition or results of operations of the Company.

SUPERVISION AND REGULATION

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the OBD, the Federal Reserve, the FDIC and the CFPB. Furthermore, tax laws administered by the IRS and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities and AML laws enforced by the U.S. Department of the Treasury, or Treasury, also impact our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our financial condition and results of operations. Further, the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the DIF rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management’s ability and performance, earnings, liquidity and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Regulatory Capital Requirements

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. These risk-based capital adequacy requirements are intended to provide a measure of capital adequacy that reflects the perceived degree of risk associated with a banking organization’s operations, both for transactions reported on the banking organization’s balance sheet as assets and for transactions that are recorded as off-balance sheet items, such as letters of credit and recourse arrangements. In 2013, the federal bank regulatory agencies issued final rules, or the Basel III Capital Rules, establishing a new comprehensive capital framework for banking organizations. The Basel III Capital Rules implement the Basel Committee’s December 2010 framework for strengthening international capital standards and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules became effective on January 1, 2015.

The Basel III Capital Rules require the Bank and, upon completion of this offering, the Company, to comply with four minimum capital standards: a Tier 1 leverage ratio of at least 4.0%; a CET1 to risk-weighted assets of 4.5%; a Tier 1 capital to risk-weighted assets of at least 6.0%; and a total capital to risk-weighted assets of at least 8.0%. CET1 capital is generally comprised of common shareholders’ equity and retained earnings. Tier 1 capital is generally comprised of CET1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (CET1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is generally comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, or AOCI, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into CET1 capital (including unrealized gains and losses on available-for-sale-securities). The calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

The Basel III Capital Rules also establish a “capital conservation buffer” of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer requirement was phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffered ratio.

The Basel III minimum capital ratios as applicable to the Bank, and to the Company upon completion of this offering, in 2019 after the full phase-in period of the capital conservation buffer are summarized in the table below.

	Basel III Minimum for Capital Adequacy Purposes	Basel III Additional Capital Conservation Buffer	Basel III Ratio with Capital Conservation Buffer
Total risk based capital (total capital to risk-weighted assets)	8.00%	2.50%	10.50%
Tier 1 risk based capital (tier 1 to risk-weighted assets)	6.00%	2.50%	8.50%
Common equity tier 1 risk based capital (CET1 to risk-weighted assets)	4.50%	2.50%	7.00%
Tier 1 leverage ratio (tier 1 to average assets)	4.00%	—%	4.00%

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a banking organization’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. As a result, higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien 1-4 family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors. The Basel III Capital Rules increased the risk weights for a variety of asset classes, including certain CRE mortgages. Additional aspects of the Basel III Capital Rules’ risk-weighting requirements that are relevant to the Company and the Bank include:

•	assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;
•	providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (increased from 0% under the previous risk-based capital rules);
•	assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (increased from 100% under the previous risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the previous risk-based capital rules;

•	applying a 150% risk weight instead of a 100% risk weight for certain high volatility CRE acquisition, development and construction loans; and
•	applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (increased from 100% under the previous risk-based capital rules).

As of March 31, 2018, the Company’s and the Bank’s capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules on a fully phased-in basis.

Prompt Corrective Action

The Federal Deposit Insurance Act requires federal banking agencies to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier depends on its capital levels and certain other factors established by regulation. The applicable FDIC regulations have been amended to incorporate the increased capital requirements required by the Basel III Capital Rules that became effective on January 1, 2015. Under the amended regulations, an institution is deemed to be “well-capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater and a leverage ratio of 5.0% or greater.

At each successively lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank “undercapitalized.” Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. “Critically undercapitalized” are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.

The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank’s capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank’s overall financial condition or prospects.

As of March 31, 2018, the Bank met the requirements for being deemed “well-capitalized” for purposes of the prompt corrective action regulations.

Enforcement Powers of Federal and State Banking Agencies

The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “—Prompt Corrective Actions,” the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The OBD also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

The Company

General. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Pursuant to Section 502(H) of the Oklahoma Banking Code, the Company is required to furnish the OBD with a copy of the annual report of operations of the Company as submitted to the Federal Reserve for each fiscal year.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company’s acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the Federal Reserve considers, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant’s performance record under the CRA and the effectiveness of all organizations involved in the merger or acquisition in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to complete interstate mergers or acquisitions. For a discussion of the capital requirements, see “—Regulatory Capital Requirements” above.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5.00% and 24.99% ownership.

Permitted Activities. The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking as to be a proper incident thereto.” This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

If the Company should elect to become a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and have a least a satisfactory CRA rating. If the Company were to become a financial holding company and the Federal Reserve subsequently determined that the Company, as a financial holding company, is not well-capitalized or well-managed, the Company would have a period of time during which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company that the Federal Reserve believes to be appropriate. Furthermore, if the Company became a financial holding company and the Federal Reserve subsequently determined that the Bank, as a financial holding company subsidiary, has not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Source of Strength. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company’s failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve’s regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company’s subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company’s bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safe and Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Tie in Arrangements. Federal law prohibits bank holding companies and any subsidiary banks from engaging in certain tie in arrangements in connection with the extension of credit. For example, the Bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that (i) the customer must obtain or provide some additional credit, property or services from or to the Bank other than a loan, discount, deposit or trust services, (ii) the customer must obtain or provide some additional credit, property or service from or to the Company or the Bank, or (iii) the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

Dividend Payments, Stock Redemptions and Repurchases. The Company’s ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, an Oklahoma corporation may not make distributions to its shareholders if (i) after giving effect to the dividend, the corporation would be insolvent, or (ii) the amount of the dividend exceeds the surplus of the corporation. Dividends may be declared and paid in a corporation’s own treasury shares that have been reacquired by the corporation out of surplus. Dividends may be declared and paid in a corporation’s own authorized but unissued shares out of the surplus of the corporation upon the satisfaction of certain conditions.

It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization’s capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

S Corporation Status. Since August 3, 2004, the Company has elected to be taxed for U.S. federal and applicable state income tax purposes as an “S Corporation” under the provisions of Sections 1361 to 1379 of the Code. As a result, our earnings have not been subject to, and we have not paid, U.S. federal income tax, and no provision or liability for U.S. federal income tax has been included in our consolidated financial statements. Instead, for U.S. federal income tax purposes our taxable income is “passed through” to our shareholders. Unless specifically noted otherwise, no amount of our consolidated net income or our earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in this prospectus, reflects any provision for or accrual of any expense for U.S. federal income tax liability for any period presented. In connection with the consummation of this offering, our status as an S Corporation will terminate and we will be taxed as a C Corporation under the provisions of Sections 301 to 385 of the Code. Thereafter, our taxable earnings will be subject to U.S. federal income tax and we will bear the liability for those taxes.

The Bank

General. The Bank is an Oklahoma state member bank and is subject to supervision and regulation by the OBD and the Federal Reserve. The Bank is also subject to certain regulations of the FDIC and the CFPB. As an Oklahoma-chartered member bank, the Bank is subject to the examination, supervision and regulation by the OBD, the chartering authority for Oklahoma banks, by the Federal Reserve, and by the FDIC. As a member of the Federal Reserve, the Bank owns $423,000 of stock in the Federal Reserve as of March 31, 2018.

The OBD supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The Federal Reserve is the Bank’s primary federal regulatory agency, and periodically examines the Bank’s operations and financial condition and compliance with federal law. In addition, the Bank’s deposit accounts are insured by the DIF to the maximum extent provided under federal law and FDIC regulations, and the FDIC has certain enforcement powers over the Bank.

Depositor Preference. In the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Brokered Deposit Restrictions. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew, or roll over brokered deposits. As of March 31, 2018, the Bank was eligible to accept brokered deposits without a waiver from the FDIC.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an insured depository institution is placed in one of four risk categories each quarter. An institution’s assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 1.5 basis points to 40 basis points. While in the past an insured depository institution’s assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC has until September 3, 2020 to meet the 1.35% reserve ratio target. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates, following notice and comment on proposed rulemaking. As a result, the Bank’s FDIC deposit insurance premiums could increase. During the year ended December 31, 2017, the Bank paid $394,000 in FDIC deposit insurance premiums.

FICO Assessments. In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board to recapitalize the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year non-callable bonds of approximately $8.1 billion that mature in 2017 through 2019. Since 1996, federal legislation requires that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. During the year ended December 31, 2017, the Bank did not pay any FICO assessments.

Examination Assessments. Oklahoma-chartered banks are required to pay an annual fee of $1,000 to the OBD to fund its operations. In addition, Oklahoma-chartered banks are charged an examination assessment calculated based on the amount of the Bank’s assets at rates established by the Oklahoma Banking Board. During the year ended December 31, 2017, the Bank paid examination assessments to the OBD totaling $56,000.

Capital Requirements. Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see “—Regulatory Capital Requirements” above.

Bank Reserves. The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve “discount window” as a secondary source of funds if the institution meets the Federal Reserve’s credit standards.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Unless the approval of the Federal Reserve is obtained, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years. Oklahoma law also places restrictions on the declaration of dividends by Oklahoma state-chartered banks, including the Bank, to their shareholders. Before any dividend may be declared by the Bank, not less than 10% of the net profits of the Bank must be transferred to a surplus fund until the surplus equals 100% of the Bank’s capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Bank fail to comply with this limitation. Furthermore, the approval of the Commissioner of the OBD is required if the total of all dividends declared by the Bank in any calendar year exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Federal Reserve and the OBD also may, under certain circumstances, prohibit the payment of dividends to us from the Bank. Oklahoma corporate law also requires that dividends can only be paid out of funds legally available therefor.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of March 31, 2018.

Transactions with Affiliates. The Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve’s implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to 10% of the Bank’s capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank’s capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve’s Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits the amount of loans the Bank may make to directors and other insiders and require that the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, that the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank; and that the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Bank. Furthermore, the Bank must periodically report all loans made to directors and other insiders to the bank regulators. As of March 31, 2018, the Bank had lines of credit for loans to insiders of $14.2 million and loans outstanding to insiders of $12.5 million.

Limits on Loans to One Borrower. As an Oklahoma state-chartered bank, the Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from Oklahoma state-chartered banks outstanding to any borrower (including certain related entities of the borrower) at any one time may not exceed 30% of the capital of the bank. An Oklahoma state-chartered bank may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the United States. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the bank. The Bank’s legal lending limit to any one borrower was $24.8 million as of March 31, 2018.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Branching Authority. Deposit-taking banking offices must be approved by the Federal Reserve and, if such office is established within the State of Oklahoma, the OBD, which consider a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, we may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Interstate Deposit Restrictions. The Interstate Act, together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.

Section 109 of the Interstate Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production. To determine compliance with Section 109, the appropriate Federal banking agency first compares a bank’s estimated statewide loan-to-deposit ratio to the estimated host state loan-to-deposit ratio for a particular state. If a bank’s statewide loan-to-deposit ratio is at least one-half of the published host state loan-to-deposit ratio, the bank has complied with Section 109. A second step is conducted if a bank’s estimated statewide loan-to-deposit ratio is less than one-half of the published ratio for that state. The second step requires the appropriate agency to determine whether the bank is reasonably helping to meet the credit needs of the communities served by the bank’s interstate branches. A bank that fails both steps is in violation of Section 109 and subject to sanctions by the appropriate agency. Those sanctions may include requiring the bank’s interstate branches in the non-compliance state be closed or not permitting the bank to open new branches in the non-compliance state.

For purposes of Section 109, the Bank’s home state is Oklahoma and the Bank operates branches in two host states: Texas and Kansas. The most recently published host state loan-to-deposit ratios using data as of June 30, 2017 reflect statewide loan-to-deposit ratios in Texas and Kansas of 76% and 84%, respectively. As of March 31, 2018, the Bank’s statewide loan-to-deposit ratios in Texas and Kansas were 261% and 28%, respectively. Accordingly, management believes that the Bank is in compliance with Section 109 in Texas after application of the first step of the two-step test. With respect to the Bank’s Kansas operations, the Kansas branches were acquired by the Bank as a result of the acquisition of Montezuma State Bank in March 2014. As of December 31, 2013 (the last date for which Montezuma State Bank reported its financial results before it was acquired by the Bank), Montezuma State Bank’s loan-to-deposit ratio was 34% according to S&P Global. Since the Bank acquired its Kansas branches, the Bank’s loan-to-deposit ratio in Kansas has decreased to 28%. Nevertheless, management believes that the Bank is reasonably helping to meet the credit needs of the communities served by the Bank’s Kansas branches. If, however, the Federal Reserve were to determine that the Bank is not reasonably helping to meet the credit needs of the communities served by the Bank’s Kansas branches, then the Federal Reserve could require the Bank’s Kansas branches be closed or not permit the Bank to open new branches in Kansas.

Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” The Bank had a CRA rating of “satisfactory” as of its most recent CRA assessment.

Anti-Money Laundering and the Office of Foreign Assets Control Regulation. The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of United States AML laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with the USA PATRIOT Act or its regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.

Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish AML programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the bank’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;
•	systems and procedures for monitoring and reporting of suspicious transactions and activities;
•	a designated compliance officer;

•	employee training;
•	an independent audit function to test the AML program;
•	procedures to verify the identity of each customer upon the opening of accounts; and
•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its AML program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of and transactions with such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. Concentration risk exists when financial institutions deploy too many assets to any one industry or segment. Concentration stemming from CRE is one area of regulatory concern. The CRE Concentration Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (i) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Concentration Guidance does not limit banks’ levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. See also “Risk Factors – We have a concentration in CRE lending that could cause our regulators to restrict our ability to grow” on page 16 of this prospectus.

Consumer Financial Services

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the ECOA, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws’ respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

Rulemaking authority for most federal consumer protection laws was transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the Federal Trade Commission and the DOJ also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer protection laws and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit UDAAP. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Mortgage and Mortgage-Related Products, Generally. Because abuses in connection with home mortgages were a significant factor contributing to the financial crisis, many provisions of the Dodd-Frank Act and rules issued thereunder address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expands underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to strongly encourage lenders to verify a borrower’s ability to repay, while also establishing a presumption of compliance for certain “qualified mortgages.” The Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The Bank does not currently expect these provisions of the Dodd-Frank Act or any related regulations to have a significant impact on its operations, except for higher compliance costs.

Ability-to-Repay Requirement and Qualified Mortgage Rule. In January 2013, the CFPB issued a final rule implementing the Dodd-Frank Act’s ability-to-repay requirements. Under this rule, lenders, in assessing a borrower’s ability to repay a mortgage-related obligation, must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and (viii) credit history. This rule also includes guidance regarding the application of, and methodology for evaluating, these factors. The Bank does not currently expect this rule to have a significant impact on its operations.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III capital rules limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in 2016 related to incentive compensation for all banks with more than $1.0 billion in assets, those rules have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say-on-pay” vote in their proxy statement by which shareholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Other provisions of the Dodd-Frank Act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have a compensation committee consisting solely of independent directors, subject to certain exceptions, including controlled companies. In addition, the Dodd-Frank Act requires the SEC to adopt rules requiring all exchange-traded companies to adopt claw-back policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements. Those rules, however, have not yet been finalized. Additionally, we are an “emerging growth company” under the JOBS Act and therefore subject to reduced disclosure requirements related to, among other things, executive compensation.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general may be proposed or introduced before the U.S. Congress, the Oklahoma Legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Company or the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Although the majority of the Dodd-Frank Act’s rulemaking requirements have been met with finalized rules, approximately one-fifth of the rulemaking requirements are either still in the proposal stage or have not yet been proposed. On February 2, 2017, the President signed an executive order calling for the administration to review various U.S. financial laws and regulations. The full scope of the current administration’s legislative and regulatory agenda is not yet fully known, but it may include further deregulatory measures for the banking industry, including the structure and powers of the CFPB and other areas under the Dodd-Frank Act.

The Economic Growth, Regulatory Relief, and Consumer Protection Act was signed into law in May 2018 and directs the federal banking agencies to develop a specified Community Bank Leverage Ratio (i.e., the ratio of a bank’s equity capital to its consolidated assets) of not less than 8% and not more than 10%. Banks and bank holding companies with less than $10 billion in total assets that maintain capital in excess of this ratio will be deemed to be in compliance with all other capital and leverage requirements. Federal banking agencies may consider a company’s risk profile when evaluating whether it qualifies as a community bank for purposes of the Community Bank Leverage Ratio.

At this time, it is difficult to anticipate the continued impact this expansive legislation will have on the Company, its customers and the financial industry generally. To the extent the Dodd-Frank Act remains in place or is not further amended, it is likely to continue to increase the Company’s cost of doing business, limit the Bank’s permissible activities, and affect the competitive balance within the industry and market.

MANAGEMENT

Board of Directors

The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a director of the Company and the Bank.

Name	Age	Position with the Company	Company Director Since	Bank Director Since	Class
William B. Haines	68	Chairman of the Board	2004	2004	III
Thomas L. Travis	61	Director; President and Chief Executive Officer	2018	2014	I
John T. Phillips	49	Director; Senior Executive Vice President; Chief Operating Officer and Secretary	2004	2004	II
Bobby J. Alexander	63	Director	2018	2004	I
Charles W. Brown	68	Director	2018	2016	II
Gary D. Whitcomb	71	Director	2018	2010	III
Lonny D. Wilson	67	Director	2018	2016	III

The board of directors oversees our business and monitors the performance of management. In accordance with corporate governance principles, the independent members of the board do not involve themselves in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the Chief Executive Officer, other key executives and our principal outside advisors (legal counsel, outside auditors, and other consultants), by reading reports and other materials that we send them and by participating in board and committee meetings.

Pursuant to our certificate of incorporation and bylaws, our board of directors is authorized to have not less than three members or more than 15 members, and is currently comprised of seven members. The exact number of directors may be fixed from time to time within the range set forth in our bylaws by resolution of our board.

Our board of directors is classified into the following three classes, with members of each class serving a three-year term: (i) Class I, which consists of two directors elected for a term expiring at the annual shareholders’ meeting to be held in 2019; (ii) Class II, which consists of two directors elected for a term expiring at the annual shareholders’ meeting to be held in 2020; and (iii) Class III, which consists of three directors elected for a term expiring at the annual shareholders’ meeting to be held in 2021. At each succeeding annual shareholders’ meeting, commencing with the annual shareholders’ meeting to be held in 2019, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual shareholders’ meeting after their election. Our directors hold office until their successors are elected and qualified, or until such director’s earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal.

As discussed in greater detail below, our board of directors has affirmatively determined that four of our seven current directors qualify as independent directors based upon the rules of the NASDAQ Stock Market and the SEC. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

A brief description of the background of each of our directors, together with the experience, qualifications, attributes or skills that qualify each to serve as a director, is set forth below.

William B. “Brad” Haines – Mr. Haines is the founder of the Company and has served as the Chairman of the board of directors of the Company since its inception and the board of directors of the Bank since the Company acquired it in 2004. Mr. Haines has served as Chief Executive Officer and President of the bank and has owned and operated various private companies in the construction, real estate, ranching, aerospace, aviation, energy and finance industries. He is the founder and owner of Haines Capital Group, where he has served as Chief Executive Officer since 1999. Mr. Haines’ long-term presence on our board of directors, his reputable position in the community and his extensive experience managing businesses qualify him to serve on our board of directors and as Chairman of the Board.

Thomas L. “Tom” Travis – Mr. Travis has served on the board of directors of the Company since 2018 and the board of directors of the Bank since 2014. He has served as the President and Chief Executive Officer of the Bank since 2014, and he was appointed President and Chief Executive Officer of the Company in 2018. He has over 35 years of experience in the Texas and Oklahoma banking communities. Prior to joining the Bank, Mr. Travis worked for 22 years at IBC Bank, a Texas-based financial institution, where he served in various roles, including President of IBC Bank San Antonio and IBC Bank Oklahoma. Mr. Travis has extensive knowledge and experience running a large commercial bank. His community involvement includes having served in Texas and Oklahoma in various civic, business and philanthropic organizations, including as a United Way Trustee, Trustee of Southwest Research Institute, board member of the San Antonio Chamber of Commerce, Oklahoma City Chamber of Commerce, Oklahoma State Chamber of Commerce, Oklahoma Business Roundtable, Paseo Del Rio Association and many others. Mr. Travis holds a General Business degree from Schreiner University in Kerrville, Texas. Mr. Travis’ many years of banking experience provide invaluable leadership and insight to the board of directors, beginning with the establishment of our strategic direction all the way through the oversight of our execution in all major areas, which qualify him to serve on our board of directors.

John T. “J.T.” Phillips – Mr. Phillips has served on the board of directors of each of the Company and Bank since 2004 and actively participates in the execution of our business strategy. Mr. Phillips has served as Senior Executive Vice President and Chief Operating Officer of the Bank since 2015 and as Secretary of the Company since 2004. He served as President of the Company from 2004 to 2018 and as Chief Financial Officer of the Bank from 2004 to 2015. He was appointed as Senior Executive Vice President and Chief Operating Officer of the Company in 2018. Additionally, Mr. Phillips has served as the Chief Financial Officer of Haines Capital Group since 2003 and as an executive and director of various construction, real estate, ranching, aerospace, aviation, energy and finance companies. Mr. Phillips holds a B.S. in Finance/Accounting from Southwestern Oklahoma State University. Mr. Phillips’ leadership experience and understanding of finance and accounting qualify him to serve on our board of directors.

Bobby J. Alexander – Mr. Alexander has served on the board of directors of the Bank since 2004 and was appointed to our board of directors in 2018. Mr. Alexander is the Chief Executive Officer at Power Rig, LLC, an oil and gas drilling company, which he founded in 2007. In addition, Mr. Alexander serves as Oklahoma Transportation Commissioner for District Six, a nine-county area in northwestern Oklahoma. He has held various executive management positions at one public company and several private companies. In 2013, he was named Citizen of the Year by the Woodward Chamber of Commerce. Mr. Alexander holds an Associate’s degree in Petroleum Technology from Kilgore College in Texas. Mr. Alexander was selected to serve on our board of directors because of his operating and management experience in a range of energy related companies combined with his active role in the community.

Charles W. Brown – Charles W. Brown has served on the board of directors of the Bank since 2016 and was appointed to our board of directors in 2018. Mr. Brown is the owner and Chief Executive Officer of Greenbrier Royalty Fund, Black Hawk Mineral Partners, and Century 2000 Mtg. In addition to these companies, Mr. Brown has owned and served as the Chief Executive Officer of various companies in the energy industry over a 40-year career. Mr. Brown was selected to serve on our board of directors because he provides insight from his experience in the energy space, specifically his knowledge of oil and gas, mineral and royalty interests, and as a successful business owner.

Gary D. Whitcomb – Mr. Whitcomb has served on the board of directors of the Bank since 2010 and was appointed to our board of directors in 2018. Mr. Whitcomb has over 30 years of experience as a real estate broker and real estate investor. He has owned and operated Whitcomb Real Estate Sales & Consulting, selling real estate and investment properties, since 1986. Before beginning his real estate career, Mr. Whitcomb served as a First Lieutenant in the U.S. Air Force. Mr. Whitcomb has served as the Mayor and City Commissioner of Woodward, Oklahoma, and has also served on the board of directors of the Woodward Industrial Foundation, United Way, and Kid’s Inc. Mr. Whitcomb holds a B.S. in Business Administration from the University of Oklahoma with an emphasis in finance, accounting and economics. Mr. Whitcomb was selected to serve on our board of directors because of his leadership expertise and his knowledge of the real estate markets in which we operate.

Lonny D. Wilson – Mr. Wilson has served on the board of directors of the Bank since 2016 and was appointed to our board of directors in 2018. Mr. Wilson recently retired as Chief Executive Officer of Pharmacy

Providers of Oklahoma, a leading information manager and claim processor for independent pharmacies. Over the course of his career, he has owned and operated multiple pharmacies. He has served as president of the National Community Pharmacist Association, or NCPA, president of RxLinc (a national claims and data management provider), and chairman of Mirxa (an innovative clinical solutions developer), and he has chaired various NCPA committees for the past 25 years. Mr. Wilson is a graduate of the Southwestern Oklahoma State University College of Pharmacy. In 2012, Mr. Wilson was selected as the first-ever recipient of the SWOSU College of Pharmacy Dean’s Distinguished Service Award and received the 2016 Calvin J. Anthony Lifetime Achievement Award by the NCPA. Mr. Wilson has previously served as a director for three other community banks. He was selected to serve on our board of directors because of his experience in the banking industry, knowledge of corporate governance matters and his distinguished career.

Executive Officers

The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
William B. Haines	68	Chairman of the Board for the Company and the Bank
Thomas L. Travis	61	President and Chief Executive Officer of the Company and the Bank
Kelly J. Harris	38	Senior Vice President and Chief Financial Officer of the Company and the Bank
John T. Phillips	49	Senior Executive Vice President and Chief Operating Officer of the Company and the Bank and Secretary of the Company
Jason E. Estes	39	Executive Vice President and Chief Credit Officer of the Company and the Bank
Douglas A. Haines	61	Regional President of Western Oklahoma and Kansas of the Bank
Lisa K. Haines	47	Executive Vice President and Chief Marketing Officer of the Bank

The business experience of each of our executive officers, other than Mr. Travis and Mr. Phillips, is set forth below. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

Kelly J. Harris – Mr. Harris joined the Bank in 2012, initially as Controller and then as Vice President and Chief Financial Officer beginning in 2015. He was appointed as Senior Vice President and Chief Financial Officer of the Company in 2018. Prior to joining the Bank, Mr. Harris worked in the tax and audit departments at Cole & Reed P.C. Mr. Harris is involved in the local community and serves as the Treasurer of Health Alliance for the Uninsured. Mr. Harris is a licensed Certified Public Accountant and a member of the AICPA and the Oklahoma Society of CPAs. Mr. Harris holds a B.S. in Accounting from the University of Central Oklahoma and a B.A. in Sociology from the University of Oklahoma.

Jason E. Estes – Mr. Estes has served as director, Executive Vice President and Commercial Loan Manager of the Bank since 2016. He was appointed as Chief Credit Officer of the Company and the Bank in 2018. Mr. Estes has 17 years of experience in the banking industry. He began his career at Local Oklahoma Bank in 2001 and became an officer of IBC Bank-Oklahoma in 2004 when it acquired Local Oklahoma Bank. He was later promoted to Executive Vice President and Commercial Lending Manager of IBC Bank-Oklahoma. Mr. Estes has extensive ties to the Oklahoma City community. Mr. Estes earned a B.B.A. degree, with a focus in Finance, at the University of Central Oklahoma, and an A.S. degree in General Studies at Northern Oklahoma College. Mr. Estes was selected to serve on the board of directors of the Bank because of his banking experience and leadership skills.

Douglas A. Haines – Mr. Haines has served as a director and Regional President for Western Oklahoma and Kansas of the Bank since 2016. Prior to joining the Bank, he spent 12 years as Chief Financial Officer and Assistant City Manager for the City of Woodward, Oklahoma, managing its finances and assisting with oversight of all departments. Mr. Haines has served on a number of local and state boards, including as president of the City Management Association of Oklahoma. In addition, he was appointed to serve on a special task force by Governor Mary Fallin, and he shared the honor as co-recipient for the Oklahoma Public Official of the Year in 2005. Mr. Haines holds a B.S. in Business Administration from Southern Nazarene University with a minor in Accounting. Mr. Haines was selected to serve on the board of directors of the Bank because of his knowledge of the Western Oklahoma market and his diverse background in leading both private companies and a municipality.

Lisa K. Haines – Ms. Haines has served on the board of directors of each of the Company and the Bank since 2004. Ms. Haines has served as Senior Vice President and Chief Marketing Officer of the Bank since it was acquired by the Company in 2004. Ms. Haines resigned from the board of directors of the Company in 2018 but continues to serve as director of the Bank. Before joining the Bank, Ms. Haines spent over 10 years working in sound mixing and sound engineering. Ms. Haines holds a B.A. in Journalism, Radio, TV, and Film from the University of Oklahoma. Ms. Haines was selected to serve on the board of directors of the Bank because of her leadership skills and marketing expertise.

In addition to the executive officers listed above, the Bank is managed by a team of highly qualified and experienced bankers who oversee various aspects of our organization including lending, credit administration, treasury services, wealth management, marketing, finance, operations, information technology, regulatory compliance, risk management and human resources. Our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions. The depth of our team’s experience, market knowledge and long-term relationships in Oklahoma, southwest Kansas and the Dallas/Fort Worth metropolitan area provide us with a steady source of referral business.

Corporate Governance Principles and Board of Directors Matters

Corporate Governance Guidelines. We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines, which will become effective upon completion of this offering, that set forth the framework within which our board of directors, assisted by the committees of our board of directors, directs the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, committees of our board of directors and selection of new directors.

Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in areas relevant to our business. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill set, specific business background and experience in the context of our needs and those of the board of directors.

Controlled Company. The Haines Family Trusts will continue to control a majority of our outstanding voting power after the completion of this offering and are expected to make a filing as a group under Section 13(d) of the Exchange Act. Accordingly, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ Stock Market. As a result, although the members of our audit committee are required to be independent, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function under the rules of the NASDAQ Stock Market. Notwithstanding the foregoing, we expect that we will be in full compliance with NASDAQ Global Select Market listing requirements for board independence and committee independence as of the date of completion of the offering. We reserve the right, however, to take advantage of the controlled company exemptions at any time while we remain a controlled company.

Director Independence. We have applied to list our common stock on the NASDAQ Global Select Market and, upon successful listing, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time after this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that each of Bobby J. Alexander, Charles W. Brown, Gary D. Whitcomb and Lonny D. Wilson is an independent director, as defined under the applicable rules. The board determined that each of Chairman Haines, Mr. Travis and Mr. Phillips does not qualify as an independent director because each is an executive officer of the Company. The board of directors has also determined that the members of the Audit Committee and Compensation Committee are independent under the heightened standards of independence required by Sections 5605(c)(2)(A) and 5605(d)(2)(A), respectively, of the NASDAQ rules. In making these determinations, the board of directors considered the banking relationships with directors and their related interests which we enter into in the ordinary course of our business, the arrangements which are disclosed under “Certain Relationships and Related Transactions,” and the compensation arrangements described under “Executive Compensation” and “Director Compensation.”

Family Relationships. There are no family relationships among the directors of the Company, as defined in Item 401 of Regulation S-K. Our Chairman of the Board is the father of Lisa K. Haines, the Bank’s Executive Vice President and Chief Marketing Officer. In addition, our Chairman of the Board is the brother of Doug Haines, the Bank’s Regional President for Western Oklahoma and Kansas, the uncle of Drew Haines, our Bank’s Vice President – Commercial Lending, and the grandfather of one of the Bank’s employees working in the operations department.

Board of Directors Leadership Structure. It is the practice of the Company to separate the roles of Chairman of the Board and Chief Executive Officer in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction and the day-to-day leadership and performance. The Chairman of the Board provides guidance to the Chief Executive Officer, sets the agenda for board meetings, presides over meetings of the full board (including executive sessions), and facilitates communication among the independent directors and between the independent directors and the Chief Executive Officer. The board of directors further believes that the separation of the duties of the Chief Executive Officer and the Chairman of the Board eliminates any inherent conflict of interest that may arise when the roles are combined.

Historically, the Company’s board of directors has met once a year and the Bank’s board of directors have twelve regular meetings per year. After the completion of this offering, both boards will meet at least twelve times per year. To further strengthen the oversight of the board of directors, our board of directors will hold regular executive sessions. The executive sessions are scheduled in connection with regularly scheduled board meetings at least twice a year. The executive sessions will be presided over by the Chairman of the audit committee of the board of directors.

Code of Conduct and Code of Ethics. Our board of directors has adopted a Code of Conduct that applies to all of our directors, officers and employees. The Code of Conduct sets forth the standard of conduct that we expect all of our directors, officers and employees to follow, including our Chief Executive Officer and Chief Financial Officer. In addition, our board of directors has adopted a Code of Ethics for the Chief Executive Officer and senior financial officers that applies to our Chief Executive Officer, our Chief Financial Officer and any other officer serving in a finance function and sets forth specific standards of conduct and ethics that we expect from such individuals in addition to those set forth in the Code of Conduct. Our Code of Conduct and our Code of Ethics for the Chief Executive Officer and senior financial officers will be available on our website at www.bank7.com upon completion of this offering. We expect that any amendments to the Code of Conduct or the Code of Ethics for the Chief Executive Officer and senior financial officers, or any waivers of their respective requirements, will be disclosed on our website, as well as any other means required by NASDAQ Global Select Market rules or the SEC.

Compensation Committee Interlocks and Insider Participation. Upon completion of this offering, none of the members of our Compensation Committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Risk Management and Oversight. The board of directors has ultimate authority and responsibility for overseeing our risk management. The board of directors monitors, reviews and reacts to material enterprise risks identified by management. The board receives specific reports from executive management on credit, interest rate, liquidity, transactional, compliance and legal, strategic, and reputational risks and the degree of exposure to those risks. The board of directors helps ensure that management is properly focused on risk by, among other things, reviewing and discussing the performance of senior management and business line leaders. Committees of the board of directors have responsibility for risk oversight in specific areas. The Audit Committee oversees financial, accounting and internal control risk management policies. The Audit Committee also oversees the risk and compliance programs, adherence to management policies and procedures, compliance with regulatory requirements and information technology strategies and activities. The Compensation Committee assesses and monitors risks in our compensation program.

Committees of the Board of Directors

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee and the Compensation Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of incorporation and bylaws.

Audit Committee. The Company has a separately designated standing Audit Committee as required by the rules of the NASDAQ Stock Market. The Audit Committee charter adopted by the board sets out the responsibilities, authority and specific duties of the Audit Committee. The Audit Committee charter will be available on the Company’s website at www.bank7.com under the “Investor Relations” tab upon completion of this offering.

The responsibilities of the Audit Committee include the following:

•	overseeing the quality and integrity of regulatory and financial accounting, financial statements, financial reporting processes and systems of internal accounting and financial controls;
•	overseeing the annual independent audit of the Company’s financial statements and internal control over financial reporting, the engagement, compensation and retention of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications, independence and performance;
•	resolving any disagreements regarding financial reporting between management and the independent auditor;
•	overseeing and evaluating the performance of the internal audit function and review;
•	meeting with management and the independent auditor to review the effectiveness of our system of internal control and internal audit procedures, and to address any deficiencies in such procedures;
•	overseeing the effectiveness of the system for monitoring compliance with laws and regulations and the results of any investigation by management;
•	instituting and overseeing any special investigations;
•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns, regarding questionable accounting or auditing matters;
•	reviewing our earnings releases and reports filed with the SEC;
•	preparing the Audit Committee report required by SEC rules to be included in our annual report;
•	reviewing the design of the Company’s enterprise-wide risk management framework, including the process for assessing and managing risks, benchmarks for and major financial risk exposures from such risks, supporting methods, risk policies, and risk inventories, as they relate to credit, interest rate, liquidity, transactional, compliance and legal, strategic and reputational risks;
•	reviewing reports and recommendations provided by senior management or third-party consultants retained by the committee related to Company’s financial, operational, credit, strategic, market, investment, liquidity, reputational and compliance risks;
•	reviewing significant aggregate risk concentrations and other escalations, and approving significant corrective actions recommended by senior management; and
•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

The members of the Audit Committee are Gary D. Whitcomb (Committee Chairman), Bobby J. Alexander, Charles W. Brown and Lonny D. Wilson. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an independent director under NASDAQ Stock Market rules, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements.

The board of directors has determined that the Audit Committee does not have an “audit committee financial expert,” as defined by the SEC. The board of directors believes that the members of the Audit Committee are able to read and understand the consolidated financial statements of the Company, are familiar with the Company and its business, and are capable of fulfilling the duties and responsibilities of an Audit Committee without the necessity of having an “audit committee financial expert” as a member.

Compensation Committee. The Company has a separately designated Compensation Committee, which consists entirely of independent directors as defined by the applicable rules and regulations of the NASDAQ Stock Market. The Compensation Committee charter adopted by the board sets out the responsibilities, authority and specific duties of the Compensation Committee. The Compensation Committee charter will be available on our website at www.bank7.com under the “Investor Relations” tab upon completion of this offering.

The Compensation Committee has the following responsibilities:

•	reviewing, determining, and recommending to the board for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of the Company’s executive officers;
•	monitoring and evaluating the risks related to the Company’s compensation programs and practices;
•	reviewing and comparing compensation practices of any relevant peer group in order to assist in the committee’s evaluation of the appropriateness of the Company’s compensation practices and programs;
•	reviewing, approving and administering each of the Company’s non-qualified deferred compensation plans and annual incentive plans, and performing such other duties and responsibilities as may be assigned to the committee under the terms of those plans;
•	annually reviewing and recommending to the board the annual director’s compensation and any additional compensation for services on committees of the board, service as a committee or board chairman, meeting fees or any other benefit payable by virtue of the director’s position as a member of the board;
•	reviewing the performance of the executive officers for each fiscal year;
•	producing the Compensation Committee Report on executive compensation required for inclusion in the Company’s annual meeting proxy statement in compliance with the rules and regulations promulgated by the SEC;
•	reviewing and determining, and recommending to the board of directors for its confirmation, the establishment of the performance measures applicable to each performance-based cash incentive and equity incentive award to be made under any plan, and the applicable performance targets for each such performance measure for each such award granted under any plan;
•	overseeing and making recommendations to the board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation, and the requirement under the NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans; and
•	performing any other duties or responsibilities the board may expressly delegate to the committee from time to time on matters relating to the Company’s compensation programs.

The members of the Compensation Committee are Bobby J. Alexander (Committee Chairman), Gary D. Whitcomb and Charles W. Brown. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under NASDAQ Stock Market rules.

Our board of directors has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act. All compensation, equity awards and transactions subject to Section 16 of the Exchange Act will be approved by a committee or subcommittee of the board of directors that is composed solely of two or more “non-employee directors.”

Nominating and Corporate Governance Committee. We currently do not have a nominating and corporate governance committee and the independent members of our board of directors perform the principal functions of a nominating and corporate governance committee. Pursuant to NASDAQ Listing Rule 5605(e), our board of directors designated the independent directors of our board of directors, Messrs. Whitcomb, Alexander, Brown and Wilson, as well as any future members of the board of directors that qualify as independent directors, or the Nominating Directors, as the independent directors responsible for, among other things, (i) determining the qualifications, qualities and skills required to be a director of the Company and evaluating, selecting and approving nominees to serve as directors, (ii) periodically reviewing, assessing and making recommendations for changes to the board of directors and (iii) overseeing the process for evaluation of the board of directors. In addition, the Nominating Directors will have unrestricted access to and assistance from our officers, employees and independent auditors and the authority to employ experts, consultants and professionals to assist with performance of their duties.

The Nominating Directors will also consider director nominees put forward by shareholders. Our bylaws contain provisions that address the process by which a shareholder may nominate an individual to stand for election to the board of directors at an annual or special meeting. The Nominating Directors do not have any specific minimum qualifications that director nominees must have in order to be considered to serve on the board of directors. However, the Nominating Directors do take into consideration areas of expertise that director nominees may be able to offer, including professional experience, knowledge, abilities and industry knowledge or expertise. The Nominating Directors also consider the director nominees’ potential contribution to the overall composition and diversity of the board of directors.

EXECUTIVE COMPENSATION

Our named executive officers for 2017, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	William B. Haines, Chairman of the Board of the Company and the Bank;
•	Thomas L. Travis, President and Chief Executive Officer of the Company and the Bank; and
•	John T. Phillips, Executive Vice President and Chief Operating Officer of the Company and the Bank.

Summary Compensation Table

The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2017 and 2016 for each of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Compensation ($)(2)	Total Compensation ($)
William B. Haines Chairman of the Board	2017	250,000	150,000	29,478	429,478
	2016	250,000	0	26,063	276,063

Thomas L. Travis President and Chief Executive Officer	2017	357,800	100,000	36,317	494,117
	2016	357,800	250,000	34,460	642,260

John T. Phillips Executive Vice President and Chief Operating Officer	2017	218,762	140,000	23,394	382,156	(3)
	2016	192,800	75,000	20,004	288,004	(4)
(1)	Discretionary cash bonuses.
(2)	Other Compensation for 2017 includes the following:
Name	Perquisites(i)	Company 401(k) Match(ii)	Life Insurance Premiums	Director Fees Earned or Paid in Cash	Total “Other Compensation”
William B. Haines	$2,920	$12,500	$6,858	$7,200	$29,478
Thomas L. Travis	$10,960	$13,500	$4,657	$7,200	$36,317
John T. Phillips	$4,558	$10,938	$698	$7,200	$23,394
(i)	Amounts reflect automobile and cell phone allowances and country club membership fees.
(ii)	Amounts reflect Company matching contributions under the Company’s 401(k) plan.
(3)	Amount includes $336,736 for served rendered to the Company and the Bank and $45,420 for services rendered to Haines Capital Group.
(4)	Amount includes $240,779 for served rendered to the Company and the Bank and $47,225 for services rendered to Haines Capital Group.

General

We compensate our named executive officers through a combination of base salary, annual discretionary bonuses, and other benefits, including perquisites. Our board of directors believes the executive compensation packages that we provide to our executives, including the named executive officers, should reward performance. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

We provide each of our named executive officers with a competitive fixed annual base salary. The base salaries for our named executive officers are reviewed annually by the board of directors by taking into account the results achieved by each executive, his or her future potential, scope of responsibilities and experience, and competitive pay practices. Based upon the comprehensive review, the board of directors has determined the base salaries to be equitable and competitive for our market.

Bonuses

Historically, the board of directors has provided discretionary cash bonuses after the end of each fiscal year. The amount of these discretionary awards, if any, has been based on an overall assessment of our performance, while taking into consideration other factors such as market conditions, regulatory changes, accounting changes, tax law changes and other items that may impact our strategic direction. Based on the profitability of the Company, we set aside on a monthly basis a bonus pool to be allocated among the employees at the end of the fiscal year.

We intend to continue to provide annual cash bonuses to reward achievement of financial or operational goals so that total compensation is reflective of actual company and individual performance. Our board of directors is currently working to provide incentive targets that tie compensation to our performance in 2018. These performance criteria may include a discretionary provision for factors such as successful capital raises, acquisitions, and stock price performance.

Other Benefits and Perquisites

The named executive officers participate in the Bank’s broad-based employee welfare benefit plans, such as medical, dental, vision, supplemental disability and term life insurance. The named executive officers also participate in the Bank’s 401(k) plan. The Bank matches 100% of an employee’s contribution up to 5% of such employee’s salary (excluding bonuses). The named executive officers are provided the same benefits, and participate in the cost at the same rate, as all other employees.

We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee will review the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites will be awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2017 included an automobile and cell phone allowance and the use of the Bank-owned country club membership.

Employment Agreements

Our named executive officers are not subject to employment agreements with the Company or the Bank.

Change in Control Agreements

We anticipate that, prior to the offering, we will enter into change in control agreements with Mr. Travis and Mr. Phillips, as well as certain other senior officers.

Equity Based Plans

2018 Equity Incentive Plan

We anticipate that prior to the offering, we will adopt, and the existing shareholders of the Company will approve, a new omnibus equity incentive plan in which our employees, executive officers and/or directors may participate.

The Bank7 Corp. 2018 Equity Incentive Plan, or the 2018 Plan, is expected to be adopted prior to the completion of the offering and approved by our existing shareholders. The 2018 Plan is expected to provide for the issuance of up to           shares of common stock pursuant to awards of incentive stock options, within the meaning of Section 422 of the Code, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock and stock unit awards, and other forms of equity or cash compensation. The purpose of the 2018 Plan will be to provide selected present and future employees and directors of the Company and its subsidiaries and affiliates with stock based incentives and other equity interests in the Company, thereby giving them a stake in the growth and prosperity of the Company and encouraging the continuance of their services with the Company.

The maximum number of shares that may be issued upon the exercise of incentive stock options under the 2018 Plan is          . The maximum aggregate number of shares that may be subject to stock options granted in any fiscal year to any one participant is          . The maximum aggregate number of shares that may be subject to stock appreciation rights granted in any fiscal year to any one participant is          . The maximum aggregate fair market value of shares granted as restricted stock or restricted stock units granted in any fiscal year to any one participant is          . The maximum aggregate value, measured at target, for awards of performance shares or performance units granted in any fiscal year to any one participant is          . The maximum aggregate amount awarded with respect to cash-based awards made in any fiscal year to any one participant is          . The maximum aggregate value awarded with respect to any equity or cash awards made in any fiscal year to any one non-employee director is          . The maximum aggregate fair market value with respect to other stock-based awards made in any fiscal year to any one participant will be          . The 2018 Plan will have a term of ten years from the date of shareholder approval of the 2018 Plan, subject to earlier termination.

The 2018 Plan will be administered by the Compensation Committee. The Compensation Committee will have the ability to make awards under the 2018 Plan, and to select employees and directors who may participate in the 2018 Plan, determine the amount and types of awards, determine the terms and conditions of awards, grant awards as an alternative to, or as the form of payment for grants or rights earned or payable under, other bonus or compensation plans, arrangements or policies of the Company; grant substitute awards on terms and conditions as the Compensation Committee may prescribe; make all determinations under the 2018 Plan concerning termination of any participant’s employment or service with the Company; determine whether or not a change-in-control has occurred under the 2018 Plan; construe and interpret the 2018 Plan and any agreement or instrument under the 2018 Plan; establish and administer any terms, conditions, restrictions, limitations, forfeiture, vesting or exercise schedule, and other provisions of or relating to any award; establish and administer any performance goals, including related performance measures or performance criteria and applicable performance periods, determine the extent to which any performance goals and/or other terms and conditions of an award are attained or are not attained, and certify whether, and to what extent, any such performance goals and other material terms applicable to awards under the 2018 Plan intended to qualify as performance-based compensation were in fact satisfied; construe any ambiguous provisions, correct any defects, supply any omissions and reconcile any inconsistencies in the 2018 Plan and/or any award agreement; establish, adopt, amend, waive and/or rescind rules, regulations, procedures, guidelines, forms and/or instruments for the 2018 Plan’s operation or administration; make all valuation determinations relating to awards and the payment or settlement thereof; and grant waivers of terms, conditions, restrictions and limitations under the 2018 Plan or applicable to any award, or accelerate the vesting or exercisability of any award.

Outstanding Equity Awards at Fiscal Year End

Prior to 2018, the Company did not have an equity incentive plan. Accordingly, there were no awards to report as of the year ended December 31, 2017.

Director Compensation

The members of the Company board of directors did not receive compensation for their service as directors for 2017. The following table sets forth compensation paid or awarded to, or earned by, each of the directors of the Bank during 2017.

Name	Fees Earned or Paid in Cash ($)	Total ($)
William B. Haines	7,200	7,200
Bobby J. Alexander	35,000	35,000
Charles W. Brown	25,000	25,000
Jason E. Estes	7,200	7,200
Douglas A. Haines	7,200	7,200
Lisa K. Haines	7,200	7,200
John T. Phillips	7,200	7,200
Thomas L. Travis	7,200	7,200
Gary D. Whitcomb	35,000	35,000
Lonny D. Wilson	25,000	25,000

Those directors that are employees of the Bank or members of the Haines family received $600 per meeting of the Bank board of directors. The four outside directors of the Bank received $1,200 per meeting of the Bank board of directors, plus an annual bonus based on Bank performance and length of service on the Bank board of directors. In addition, upon request, our directors receive reimbursement for their out-of-pocket expenses incurred in connection with their duties as directors. The members of the Bank board of directors are not compensated for their service on various committees of the Bank board of directors. The Bank board of directors elected not to increase meeting fees for its members for 2018.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Person Transactions

Transactions by us or the Bank with related persons are subject to regulatory requirements and restrictions. These requirements and restrictions include the Affiliates Act and the Federal Reserve’s Regulation W (which governs certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. In determining whether to approve a related person transaction, that committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of the offering, our Related Person Transactions Policy will be available on our website at www.bank7.com.

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2016, and each proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Employment Arrangements

We currently employ certain immediate family members of our Chairman of the Board in the following capacities: Douglas A. Haines, the Bank’s Regional President for Western Oklahoma and Kansas, is the brother of our Chairman of the Board, Lisa K. Haines, the Bank’s Executive Vice President and Chief Marketing Officer, is the daughter of our Chairman of the Board and Drew Haines, the Bank’s Vice President – Commercial Lending, is the nephew of our Chairman of the Board. The background experience of Douglas A. Haines and Lisa K. Haines is discussed elsewhere in the prospectus. Drew Haines studied finance at Oklahoma State University and has been a loan officer for the past seven years after beginning his career at the Bank in an entry level position. Drew Haines handles the second largest loan portfolio in the Bank and is a key producer in the Oklahoma City market. During the year ended 2017, we paid Douglas A. Haines $250,000, Lisa K. Haines $259,278 and Drew Haines $124,838 cash compensation for their services as employees. These individuals are also entitled to participate in the general welfare programs of the Bank to the same extent as the other Bank employees.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with the Haines Family Trusts. The agreement will provide the Haines Family Trusts with certain demand and piggyback registration rights in respect of any registrable shares of our common stock held by them, subject to various conditions and limitations as set forth in the agreement.

Other Transactions

Chairman Haines is the manager of Haines Realty Investments Co., LLC, or Haines Realty, a business entity owned by trusts established for Lisa K. Haines and Julee S. Thummel, his daughters. The Bank leases its branch located in Woodward, Oklahoma from Haines Realty. During 2016 and 2017, lease and common area maintenance payments to Haines Realty totaled $179,634 and $184,170, respectively, which we believe to be consistent with prevailing market terms.

Historically, the Bank has also processed payroll for certain entities affiliated with the Haines family. During 2016 and 2017, the Bank made payroll payments to employees of certain Haines family affiliated entities in the amount of $210,501 and $486,713, respectively, for which the Bank was fully reimbursed by the Haines family affiliated entities. This payroll service has been outsourced by the Bank beginning in 2018.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us or the Bank in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the Bank’s regulatory requirements.

As of the date of this prospectus, no related party loans were categorized as non-accrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to          % of the shares offered by this prospectus for sale to our directors, executive officers, employees and business associates and certain other related persons who have expressed an interest in purchasing our common stock in this offering through a directed share program. See “Underwriting—Directed Share Program” for additional information regarding the directed share program.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of June 30, 2018, and as adjusted to reflect the completion of this offering, for:

•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each shareholder who beneficially owns more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The percentage of beneficial ownership is based on 7,287,500 shares of our common stock outstanding as of June 30, 2018 and       shares to be outstanding after the completion of this offering. The table does not reflect any shares of common stock that may be purchased in this offering by the individuals listed below.

Except as indicated below, the address for each shareholder listed in the table below is: Bank7 Corp., 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116.

				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Shares Offered Number		If Option Not Exercised	If Option Exercised in Full
Name	Number	%		Number	%	%
Directors and named executive officers:
William B. Haines(1)	3,662,500	50.26%
Bobby J. Alexander	—	—	—
Charles W. Brown	—	—	—
John T. Phillips(2)	1,812,500	24.87%	—
Thomas L. Travis	—	—	—
Gary D. Whitcomb	—	—	—
Lonny D. Wilson	—	—	—
Directors & executive officers as a group (11 individuals)	5,475,500	75.13%	—

Principal shareholders:
William Bradford Haines Financial Services Trust, Mr. Haines as trustee	3,662,500	50.26%
Lisa K. Haines Financial Services Trust, Ms. Haines as trustee	1,812,500	24.87%
Julee S. Lawrence Financial Services Trust, Ms. Thummel and Mr. Phillips as co-trustees	1,812,500	24.87%

The following table provides information regarding the beneficial ownership of our common stock as of June 30, 2018, and as adjusted to reflect the completion of this offering, for each of our selling shareholders. The percentage of beneficial ownership is based on 7,287,500 shares of our common stock outstanding as of June 30, 2018 and shares to be outstanding after the completion of this offering. The table does not reflect any shares of common stock that may be purchased in this offering by the Haines Family Trusts.

				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Shares Offered Number		If Option Not Exercised	If Option Exercised in Full
Name	Number	%		Number	%	%
Selling shareholders:
William Bradford Haines Financial Services Trust, Mr. Haines as trustee	3,662,500	50.26%
Lisa K. Haines Financial Services Trust, Ms. Haines as trustee	1,812,500	24.87%
Julee S. Lawrence Financial Services Trust, Ms. Thummel and Mr. Phillips as co-trustees	1,812,500	24.87%

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our certificate of incorporation and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

Our certificate of incorporation authorize the issuance of up to 50,000,000 shares of voting common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share, or non-voting common stock, and up to 1,000,000 shares of preferred stock, par value $0.01 per share, or preferred stock. On July 9, 2018, we effected a 24-for-1 stock dividend. As of July 9, 2018, we had issued and outstanding 7,287,500 shares of our common stock, and no shares of non-voting common stock or preferred stock outstanding. We have reserved          shares for issuance upon the exercise of outstanding stock options, restricted stock and other awards that are available for issuance under the 2018 Plan.

Common Stock

Each share of common stock has the same rights, privileges and preferences as every other share of common stock, and there is no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.

Dividend Rights. Subject to the rights of preferred stock we may use in the future, each share of common stock will participate equally in dividends, which are payable when and as declared by our board of directors. Further, the agreements pursuant to which we borrow money and the regulations to which we are subject as a bank holding company may limit our ability to pay dividends or other distributions with respect to the common stock or non-voting common stock or to repurchase our capital stock. The board of directors has the discretion to determine the amount of dividends to be paid.

Liquidation and Dissolution. Upon any liquidation, dissolution or winding up of the Company, after the payment of all liabilities and of the liquidation preferences with respect to any issued and outstanding preferred shares, we will distribute our remaining assets to the holders of our voting common stock and non-voting common stock on a pro rata basis.

Voting Rights. Each holder of common stock is entitled to one vote per share on any issue requiring a vote. Shareholders may not cumulate their votes in the election of directors.

Absence of Preemptive Rights. Our common stock does not have preemptive rights or other rights to subscribe for additional shares.

Stock Exchange Listing. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “BSVN.”

Non-Voting Common Stock and Preferred Stock

We do not have any non-voting common stock or preferred stock outstanding as of the date of this prospectus. In our certificate of incorporation, we reserve the right to issue one or more series of non-voting common stock or preferred stock, fix the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series, including, without limitation, voting rights, dividend rate, conversion rights, redemption price and liquidation preference, as may be permitted by the OGCA, to fix the number of shares constituting any series and to increase or decrease the number of shares of any series (but not below the number of shares of such series then outstanding).

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their common stock over our then-market price.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Bylaws and Oklahoma Law

Certain provisions of our certificate of incorporation and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Certain provisions of the OGCA found at § 18-1145 through § 18-1155, or the Oklahoma Control Shares Acquisition Act, and at § 18-1090.3, relating to business combinations with interested shareholders, may have the effect of deterring hostile takeovers or delaying or preventing control or management of a company. However, we are not subject to the Oklahoma Control Shares Acquisition Act or § 18-1090.3 of the OGCA because, pursuant to § 18-1148(E) and § 18-1090.3(B)(3) of the OGCA, respectively, we elected in our certificate of incorporation not to be subject to the Oklahoma Control Shares Acquisition Act or the limitations on business combinations with interested shareholders set forth in § 18-1090.3 of the OGCA.

Authorized but Unissued Capital Stock. As of the date of this document, we had 42,712,500 shares of authorized but unissued shares of common stock. We also have 20,000,000 shares of authorized but unissued shares of non-voting common stock and 1,000,000 shares of authorized but unissued shares of preferred stock. Our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Classified Board. Our board of directors is divided into three groups, one group of which is elected each year by our shareholders. The directors in each group serve for three-year terms. For more information on the classified board, see “Management—Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for shareholders to replace a majority of the directors on a classified board.

Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that, except as otherwise required by the OGCA and subject to our certificate of incorporation, special meetings of shareholders may be called only by the Chairman of the Board, the President, the board of directors acting pursuant to a resolution adopted by a majority of the board of directors or the holders of not less than 30% of all shares entitled to vote at the meeting.

Advance Notice Provisions. Our bylaws include specific advance notice procedures for shareholder proposals, including proposed nominations for directors, to be brought at an annual or special meeting of shareholders. For instance, in the case of an annual meeting of shareholders, a shareholder’s notice must generally be delivered not earlier than 120 days and not later than 90 days prior to the first anniversary of the prior year’s annual meeting, and, in the case of a special meeting of shareholders, a shareholder’s notice must generally be delivered to the secretary at the principal executive offices of the Company not earlier than 120 days prior to the date of such special meeting and not later than 90 days prior to the date of such special meeting.

Filling of Board Vacancies. Any vacancy occurring in the board of directors may be filled by a majority of the directors then in office, though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and will hold office until such director’s successor has been elected and qualified or until such director’s earlier death, resignation or removal.

Amendment of the Bylaws or Adoption of New Bylaws. Our bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at a meeting at which quorum is present, without approval of our shareholders. Accordingly, our board of directors could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Voting Provisions. Our certificate of incorporation does not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.

Elimination of Liability and Indemnification. Our certificate of incorporation provides that no director of the Company will be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation of liability is not permitted under the OGCA. Our certificate of incorporation and bylaws also provide, among other things, for mandatory indemnification of a director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director or officer of the Company. The Company will indemnify such a person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Company may also choose to indemnify an employee or agent of the Company who has been successful on the merits of such an action against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with defense against that action.

Exclusive Forum. Our bylaws provide that the United States District Court for the Western District of Oklahoma (or, if the federal district court does not have jurisdiction, a state court of the State of Oklahoma located in Oklahoma County) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty and any action asserting a claim pursuant to the OGCA, our certificate of incorporation, our bylaws or under the internal affairs doctrine.

The foregoing is qualified in its entirety by reference to our certificate of incorporation and bylaws, both of which are on file with the SEC.

Oklahoma and Federal Banking Law. Under the Oklahoma Banking Code, whenever a “change in control” occurs or is about to occur in the outstanding voting stock of any bank or bank holding company, the president or other chief executive officer of such bank or bank holding company, immediately upon obtaining such knowledge of such change in the control or such contemplated or consummated sale or transfer of such stock, shall notify the Commissioner of the OBD. For purposes of this law, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policy of a bank or bank holding company, and the term “change of control” means a change in ownership of 10% or more of the voting stock of a bank or bank holding company.

The BHCA generally prohibits any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. For purposes of this law, “control” generally means ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of any class of our voting securities. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company after completion of the offering, could constitute acquisition of control of the bank holding company.

The foregoing provisions of Oklahoma and federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our Company or other changes in our management.

Transfer Agent

The Company’s transfer agent is Broadridge Financial Solutions, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established trading market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have          shares of common stock outstanding. In addition, we have reserved          shares of common stock for issuance in connection with share-based payment awards that may be granted under the 2018 Plan.

All of the          shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining          outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the United States only if they are registered for resale under the Securities Act or an exemption from registration is available.

Lock-up Agreements

We, each of our directors and executive officers and the holders of all of our currently outstanding shares of common stock, who will own in the aggregate approximately          shares, or approximately       % of our common stock after the completion of this offering (assuming they do not purchase any shares in this offering) are entering into lock-up agreements under which we and they will generally agree not to sell or otherwise transfer our or their shares for a period of 180 days after the date of this prospectus. These lock-up agreements are subject to certain exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

In addition, we have reserved up to       shares of our common stock offered by this prospectus for sale through a directed share program, at the initial public offering price, to our directors, executive officers, employees and business associates and certain other related persons who have expressed an interest in purchasing our common stock in this offering. Any shares sold in the directed share program will be subject to the 180-day lock-up agreement. See “Underwriting—Lock-Up Agreements.”

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, subject only to the availability of current public information regarding us. A person who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares under Rule 144 without regard to the current public information requirements of Rule 144.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration rights agreement

As described under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” we will enter into a registration rights agreement for the benefit of the Haines Family Trusts prior to or upon completion of this offering. Under this agreement, we will agree, among other things, to provide the Haines Family Trusts with certain demand and piggyback registration rights in respect of any registrable shares of our common stock held by them, subject to various conditions and limitations set forth in the agreement.

Registration Statement on Form S-8

In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of          shares of our common stock reserved for future issuance under the 2018 Plan. That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below and the Rule 144 restrictions described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on the provisions of the Code, the applicable United States federal income tax regulations promulgated or proposed under the Code, or the Treasury Regulations, and judicial and administrative authority as of the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought and do not plan to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions. This summary does not consider the consequences related to state, local, gift, estate, or foreign tax or the Medicare tax on certain investment income, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund), partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities or foreign currencies, persons liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, United States expatriates or United States expatriated entities, those who are subject to the United States anti-inversion rules, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons deemed to sell our common stock under the constructive sale provisions of the Code, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security or other integrated investment or risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this document, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

(1)	an individual who is a citizen or resident of the United States (and certain former citizens and residents of the United States subject to U.S. tax as expatriates);
(2)	a corporation (or other entity that is taxable as a corporation) created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);
(3)	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
(4)	a trust: (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity or arrangement holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions of cash or property (other than certain stock distributions) with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as of the end of our taxable year of the distribution, determined for United States federal income tax purposes. To the extent any such distributions exceed both our current and accumulated earnings and profits, such excess amount will first be treated as a tax-free return of capital reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “Gain on Disposition of Shares of Common Stock.” Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced (but not below zero) by the amount of such prior tax free returns of capital.

Dividends paid to a Non-U.S. Holder with respect to shares of our common stock that are not “effectively connected” with the conduct of a trade or business within the U.S. by the Non-U.S. Holder will be subject to withholding of United States federal income tax at a 30% gross rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

To claim the benefit of a lower treaty rate with respect to dividends paid to you, you must furnish to us or our paying agent:

•	a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or
•	if our common stock is held through certain foreign intermediaries or foreign partnerships, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury Regulations.

This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment (or, in the case of an individual, a fixed base) that you maintain in the United States, you will be taxed on a net income basis at applicable graduated individual or corporate tax rates in generally the same manner as if you were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. However, we generally are not required to withhold tax from effectively connected dividends, provided that you have furnished to us or our paying agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and
•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

If you are a corporate non-U.S. holder, effectively connected dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate, or at a lower rate if you are eligible for the benefits of an applicable income tax treaty.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below regarding backup withholding and FATCA, as a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist, (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or, in the case of a non-U.S. individual, a fixed base) that you maintain in the United States, if such permanent establishment or fixed base is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation, or USRPHC, for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock, and certain other conditions are met.

If you are an individual described in (i) above, you will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale, which may be offset by certain United States source capital losses, if any, recognized in the taxable year of the disposition of our common stock. If you are a non-U.S. holder described in (ii) above, gain recognized on the sale generally will be subject to United States federal income tax at graduated United States federal income tax rates on a net income basis and in generally the same manner as if the non-U.S. holder were a U.S. person as defined in the Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although we have not made a determination, we believe that we are not currently and we do not expect to become a USRPHC in the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition unless the holder is able to obtain a withholding certificate from the IRS reducing or eliminating the amount to be withheld, or otherwise qualifies for an exemption (such as in the case of certain nonrecognition transactions).

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership of our stock.

Information Reporting and Backup Withholding

Payments of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding generally will apply to payments of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related entities and financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against the non-U.S. holder’s United States federal income tax liability, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

FATCA Withholding

The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to foreign financial institutions, or FFIs, and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and, from and after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of an FFI that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement; (ii) the foreign entity is not an FFI and either certifies that it does not have any “substantial” U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign entity qualifies for an exemption from these rules. In certain cases, a “substantial” United States owner can mean an owner of any interest in the foreign entity.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would be exempt from withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available).

Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership, and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult with your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders and Keefe, Bruyette & Woods, Inc. and Stephens Inc., as representatives of the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally and not jointly agreed to sell, the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.
Stephens Inc.
Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including (among other things) that the representations and warranties made by us and the selling shareholders to the underwriters in the underwriting agreement are true, that there is no material adverse change in the financial markets, that we and the selling shareholders deliver customary closing documents and legal opinions to the underwriters and receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement further provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”

Underwriting Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the U.S. may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discounts and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional          shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds to us, before expenses	$	$	$
Proceeds to selling shareholders, before expenses	$	$	$

We and the selling shareholders estimate the expenses of this offering, not including the underwriting discounts, to be approximately $          million, and such expenses are payable by us. We also have agreed to reimburse the underwriters for certain expenses incurred in connection with the offering, including out-of-pocket expenses in an amount not to exceed $          , and fees and expenses of counsel for the underwriters with respect to blue sky, Financial Industry Regulatory Authority, or FINRA, and directed share program matters in an amount not to exceed $       without our prior written consent. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

The selling shareholders have granted the underwriters an option to purchase up to          additional shares of our common stock, at the initial public offering price, less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. The selling shareholders will be obligated to sell these shares to the underwriters to the extent the overallotment option is exercised. Furthermore, if the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of common stock from the selling shareholders proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

We, our executive officers and directors and the selling shareholders, will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;
•	enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or
•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to our common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly-traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “BSVN.”

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may, but are not obligated to, engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;
•	short sales; and
•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and the selling group members, if any, who are qualified market markers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to       shares of our common stock, which represents       % of the shares of our common stock offered by this prospectus, for sale to our directors, executive officers, employees and business associates and certain other related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We do not know if these persons will choose to purchase all or any portion of these reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

Hunton Andrews Kurth LLP, Dallas, Texas has advised us and the selling shareholders in connection with certain legal matters in connection with this offering. Paul Foster Law Offices, P.C., Oklahoma City, Oklahoma will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters are represented by Bracewell LLP, Houston, Texas.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2017 and 2016 appearing in this prospectus and registration statement have been audited by BKD, LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet site at www.bank7.com. Information on, or accessible through, our website is not part of this prospectus.

Bank7 Corp.
Consolidated Balance Sheets

	March 31, 2018 (unaudited)	December 31, 2017
Assets

Cash and due from banks	$104,128,812	$100,054,312
Interest-bearing time deposits in other banks	30,418,000	30,168,000
Loans, net of allowance for loan losses of $7,699,226 and $7,654,218 at March 31, 2018 and December 31, 2017, respectively	554,464,171	555,346,754
Loans held for sale	—	388,386
Premises and equipment, net	9,425,647	9,601,758
Nonmarketable equity securities	1,050,856	1,048,956
Foreclosed assets held for sale	99,579	99,579
Goodwill and intangibles	2,149,369	2,200,881
Interest receivable and other assets	4,829,016	4,685,550
Total assets	$706,565,450	$703,594,176

Liabilities and Shareholders’ Equity

Deposits
Noninterest-bearing	$164,816,847	$165,910,788
Interest-bearing	457,894,193	459,920,396
Total deposits	622,711,040	625,831,184

Borrowings	4,800,000	5,600,000
Interest payable and other liabilities	3,530,281	2,987,224
Total liabilities	631,041,321	634,418,408

Shareholders’ equity
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized; 7,287,500 shares issued and outstanding at March 31, 2018 and December 31, 2017	72,875	72,875
Additional paid-in capital	6,986,669	6,986,669
Retained earnings	68,464,585	62,116,224
Total shareholders’ equity	75,524,129	69,175,768
Total liabilities and shareholders’ equity	$706,565,450	$703,594,176

See Notes to Unaudited Consolidated Financial Statements

Bank7 Corp.
Unaudited Consolidated Statements of Income

	For the three months ended March 31,
	2018	2017
Interest Income
Loans, including fees	$10,824,633	$10,416,770
Interest-bearing time deposits in other banks	149,430	138,559
Interest-bearing deposits in other banks	365,927	146,669
Total interest income	11,339,990	10,701,998

Interest Expense
Deposits	1,418,961	946,503
Other borrowings	60,225	61,841
Total interest expense	1,479,186	1,008,344

Net Interest Income	9,860,804	9,693,654

Provision for Loan Losses	100,000	160,298

Net Interest Income After Provision for Loan Losses	9,760,804	9,533,356

Noninterest Income
Secondary market income	40,253	26,385
Service charges on deposit accounts	79,744	81,450
Other	143,657	374,681
Total noninterest income	263,654	482,516

Noninterest Expense
Salaries and employee benefits	2,149,916	1,877,847
Furniture and equipment	156,744	160,119
Occupancy	290,875	248,910
Data and item processing	232,878	200,124
Accounting, marketing and legal fees	34,511	69,135
Regulatory assessments	125,546	164,145
Advertising and public relations	187,085	123,122
Travel, lodging and entertainment	193,510	237,584
Other	305,032	352,144
Total noninterest expense	3,676,097	3,433,130

Net Income	$6,348,361	$6,582,742

Basic and diluted earnings per common share	$0.87	$0.90

See Notes to Unaudited Consolidated Financial Statements

Bank7 Corp.
Unaudited Consolidated Statements of Shareholders’ Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2016	$72,875	$6,986,669	$48,076,423	$55,135,967

Net income	—	—	6,582,742	6,582,742

Balance at March 31, 2017	72,875	6,986,669	54,659,165	61,718,709

Balance at December 31, 2017	72,875	6,986,669	62,116,224	69,175,768

Net income	—	—	6,348,361	6,348,361

Balance at March 31, 2018	$72,875	$6,986,669	$68,464,585	$75,524,129

See Notes to Unaudited Consolidated Financial Statements

Bank7 Corp.
Unaudited Consolidated Statements of Cash Flows

	For the months ended March 31,
	2018	2017
Operating Activities
Net income	$6,348,361	$6,582,742
Items not requiring (providing) cash
Depreciation and amortization	302,082	271,698
Provision for loan losses	100,000	160,298
Gain on sales of loans	(40,253)	(26,385)
Cash receipts from the sale of loans originated for sale	1,554,213	1,420,878
Cash disbursements for loans originated for sale	(1,125,574)	(1,330,900)
Gain loss on sale of other real estate owned	—	(24,965)
Changes in
Interest receivable and other assets	(143,466)	54,037
Interest payable and other liabilities	543,057	586,082
Net cash provided by operating activities	7,538,420	7,693,485

Investing Activities
Maturities of interest-bearing time deposits in other banks	248,000	249,000
Purchases of interest-bearing time deposits in other banks	(498,000)	(1,245,000)
Net change in loans	782,583	(25,233,424)
Purchases of premises and equipment	(74,459)	(93,636)
Purchase of nonmarketable equity securities	(1,900)	(1,200)
Proceeds from sale of foreclosed assets	—	166,377
Net cash provided by (used in) investing activities	456,224	(26,157,883)

Financing Activities
Net change in deposits	(3,120,144)	26,743,094
Repayment of Borrowed Funds	(800,000)	(800,000)
Net cash (used in) provided by financing activities	(3,920,144)	25,943,094

Increase in Cash and Due from Banks	4,074,500	7,478,696

Cash and Due from Banks, Beginning of Year	100,054,312	74,244,017

Cash and Due from Banks, End of Year	$104,128,812	$81,722,713

Supplemental Disclosure of Cash Flows Information
Interest paid	$1,316,035	$978,499

Supplemental Disclosures of Non-Cash Investing Activities
Foreclosed assets acquired in settlement of loans	$—	$300,060

See Notes to Unaudited Consolidated Financial Statements

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Bank7 Corp. (the Company), formerly known as Haines Financial Corp, is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Bank 7 (the Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers located in Oklahoma, Kansas, and Texas. The Bank is subject to competition from other financial institutions. The Company is subject to the regulation of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements contained herein reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of the financial position, results of operations, and cash flows of the Company for the interim periods presented. All such adjustments are of a normal and recurring nature. There have been no significant changes in the accounting policies of the Company since December 31, 2017, the date of the most recent annual report. The information contained in the financial statements and footnotes included in Company’s annual report for the year ended December 31, 2017, should be referred to in connection with these unaudited interim consolidated financial statements. Operating results for the interim periods disclosed herein are not necessarily indicative of the results that may be expected for a full year or any future period.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and its subsidiary. The subsidiary of the Bank includes 1039 N.W. 63rd which holds real estate utilized by the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of other real estate owned, other-than-temporary impairments and fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Interest-Bearing Time Deposits in Other Banks

Interest-bearing time deposits in other banks totaled $30,418,000 and $30,168,000 at March 31, 2018 and December 31, 2017, respectively, and have original maturities generally ranging from one to five years.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

For debt securities with fair value below amortized cost when the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The Company had no “available-for-sale” or held to maturity investments as of March 31, 2018 and December 31, 2017.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized over the respective term of the loan.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay and estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral-dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the estimated useful lives of the improvements.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Buildings and improvements	15–30 years
Furniture and equipment	5–10 years
Aircraft	5-7 years
Automobiles	3–5 years

Non-Marketable Equity Securities

Non-marketable equity securities consist primarily of Federal Home Loan Bank of Topeka (FHLB) stock and Federal Reserve Bank of Kansas City stock and are required investments for financial institutions that are members of the FHLB and Federal Reserve systems. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carry value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows is expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the period ended March 31, 2018 and year ended December 31, 2017.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale consist of assets acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in current operations.

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Goodwill and Intangible Assets

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the accompanying consolidated financial statements.

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on an estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Discrete financial information is not available other than on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Income Taxes

The Company’s shareholders have elected to have the Company’s income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of Oklahoma state income tax law. Therefore, taxable income or loss is reported to the individual shareholders for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements. The net difference between the federal income tax basis and the reported amount of the Company’s assets and liabilities was approximately $2,590,000 at March 31, 2018.

The Company files income tax returns in the U.S. federal jurisdiction. The Company’s U.S. federal income tax returns are open and subject to examinations from the 2014 tax year and forward. The Company’s various state income tax returns are generally open from the 2014 and later tax return years based on individual state statute of limitations.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, and establishes a new control-based revenue recognition model for revenue from contracts with customers. The revenue line items in scope of this ASU have been identified and final assessment is pending, however the majority of the Company’s financial instruments are not within the scope of Topic 606. Material revenue streams within the scope of Topic 606 include service charges on deposits. The guidance in the ASU is effective for reporting periods beginning after December 15, 2018. Based on the revenue streams impacted, this ASU is not expected to have a material impact on the Company’s financial condition or results of operation. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires certain equity investments to be measured at fair value with changes recognized in net income. It also requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purpose and eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value disclosed for financial instruments measured at amortized cost. The guidance in the ASU is effective for reporting periods beginning after December 15, 2018. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires lessees to recognize a lease liability and a right-of-use asset for all leases, excluding short-term leases, at the commencement date. The guidance in the ASU is effective for reporting periods beginning after December 15, 2019. Additionally, a modified retrospective transition approach is required for a leases existing at the earliest

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

comparative period presented. Management is assessing the impact of this ASU, however it is not expected to have a material impact on the Company’s financial condition, results of operation, or capital position, but will impact the presentation on the balance sheet of the Company’s current operating leases.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU requires the replacement of the current incurred loss model with an expected loss model, referred to as the current expected credit loss (CECL) model. The guidance in the ASU is effective for reporting periods beginning after December 15, 2020 with a cumulative-effect adjustment to retained earnings required for the first reporting period. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations as this modifies the calculation of the allowance by accelerating the recognition of losses.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU amends existing guidance to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The guidance in the ASU is effective for reporting periods beginning after December 15, 2021 with prospective application. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations.

Note 2:	Change in Capital Structure

On June 26, 2018, the Company amended and restated its Certificate of Incorporation. The original Certificate of Incorporation was amended to change the name of the Company from Haines Financial Corp to Bank7 Corp. In addition, the amendment changed the capital structure to authorize the issuance of 50,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), 20,000,000 shares of non-voting common stock, par value $0.01 per share (the “Non-voting Common Stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

The Company completed a 24 to 1 stock split of the Company’s outstanding shares of common stock for shareholders on record as of July 6, 2018. The stock was payable in the form of a dividend on or about July 9, 2018. Shareholders received 24 additional shares for each share held. All share and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect this stock split for all periods presented.

Note 3:	Restriction on Cash and Due from Banks

The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at March 31, 2018, was $11,765,000.

Note 4:	Earnings Per Share

Earnings per common share is computed using the two-class method prescribed by ASC 260, Earnings Per Share. Using the two class method, basic earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic earnings per common share computation plus the dilutive effect of additional potential common shares issuable, such as through the exercise of stock options or warrants. The Company did not have any potential common shares issuable for the period ended March 31, 2018 and year ended December 31, 2017.

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

The following table shows the computation of basic and diluted earnings per share:

	March 31, 2018	March 31, 2017
Numerator
Net income	$6,348,361	$6,582,742

Denominator
Weighted average common shares outstanding	7,287,500	7,287,500

Earnings per common share
Basic and diluted	$0.87	$0.90
Note 5:	Loans and Allowance for Loan Losses

A summary of loans at March 31, 2018 and December 31, 2017, are as follows:

	March 31, 2018	March 31, 2017
Real estate	$304,126,242	$323,216,151
Commercial	232,646,674	205,228,876
Agricultural	24,916,282	33,760,109
Consumer	2,361,039	2,371,492
Gross loans	564,050,237	564,576,628

Less allowance for loan losses	(7,699,226)	(7,654,218)
Less deferred loan fees	(1,886,840)	(1,575,656)
Net loans	$554,464,171	$555,346,754

The following table presents, by portfolio segment, the activity in the allowance for loan losses for the three months ended March 31, 2018 and 2017:

	Real Estate	Commercial	Agricultural	Consumer	Total
March 31, 2018
Balance, beginning of period	$4,381,986	$2,782,380	$457,701	$32,151	$7,654,218
Charge-offs	—	(54,992)	—	—	(54,992)
Recoveries	—	—	—	—	—
Net charge-offs	—	(54,992)	—	—	(54,992)
Provision (credit) for loan losses	(230,695)	448,214	(117,596)	77	100,000
Balance, end of period	$4,151,291	$3,175,602	$340,105	$32,228	$7,699,226

March 31, 2017
Balance, beginning of period	$3,753,904	$2,512,458	$537,040	$70,015	$6,873,417
Charge-offs	—	—	—	—	—
Recoveries	3,688	200			3,888
Net charge-offs	3,688	200	—	—	3,888
Provision (credit) for loan losses	129,438	167,008	(103,878)	(32,270)	160,298
Balance, end of period	$3,887,030	$2,679,666	$433,162	$37,745	$7,037,603

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

The following table presents, by portfolio segment, the balance in allowance for loan losses and the gross loans based upon portfolio segment and impairment method as of March 31, 2018 and December 31, 2017.

	Real Estate	Commercial	Agricultural	Consumer	Total
March 31, 2018
Allowance Balance
Ending balance
Individually evaluated for impairment	$—	$21,387	$—	$2,607	$23,994
Collectively evaluated for impairment	4,151,291	3,154,215	340,105	29,621	7,675,232
Total	$4,151,291	$3,175,602	$340,105	$32,228	$7,699,226
Gross Loans
Ending balance
Individually evaluated for impairment	$2,313,483	$8,657,921	$15,017	$10,034	$10,996,455
Collectively evaluated for impairment	301,812,759	223,988,753	24,901,265	2,351,005	553,053,782
Total	$304,126,242	$232,646,674	$24,916,282	$2,361,039	$564,050,237

December 31, 2017
Allowance Balance
Ending balance
Individually evaluated for impairment	$300,000	$22,000	$63,653	$10,000	$395,653
Collectively evaluated for impairment	4,081,986	2,760,380	394,048	22,151	7,258,565
Total	$4,381,986	$2,782,380	$457,701	$32,151	$7,654,218

Gross Loans
Ending balance
Individually evaluated for impairment	$1,517,540	$1,030,601	$1,893,475	$14,760	$4,456,376
Collectively evaluated for impairment	321,698,611	204,198,275	31,866,634	2,356,732	560,120,252
Total	$323,216,151	$205,228,876	$33,760,109	$2,371,492	$564,576,628

Internal Risk Categories

Risk characteristics applicable to each segment of the loan portfolio are described as follows.

Real Estate – The real estate portfolio consists of residential and commercial properties. Residential loans are generally secured by owner occupied 1–4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the Company’s market areas that might impact either property values or a borrower’s personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers. Commercial real estate loans in this category typically involve larger principal

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

amounts and are repaid primarily from the cash flow of a borrower’s principal business operation, the sale of the real estate or income independent of the loan purpose. Credit risk in these loans is driven by the creditworthiness of a borrower, property values, the local economy and other economic conditions impacting a borrower’s business or personal income.

Commercial – The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

Agricultural – Loans secured by agricultural assets are generally made for the purpose of acquiring land devoted to crop production, cattle or poultry or the operation of a similar type of business on the secured property. Sources of repayment for these loans generally include income generated from operations of a business on the property, rental income or sales of the property. Credit risk in these loans may be impacted by crop and commodity prices, the creditworthiness of a borrower, and changes in economic conditions which might affect underlying property values and the local economies in the Company’s market areas.

Consumer – The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors, such as unemployment and general economic conditions in the Company’s market area and the creditworthiness of a borrower.

Loan grades are numbered 1 through 4. Grade 1 is considered satisfactory. The grades of 2 and 3, or Watch and Special Mention, respectively, represent loans of lower quality and are considered criticized. Grade of 4, or Substandard, refers to loans that are classified.

•	Grade 1 (Pass) – These loans generally conform to Bank policies, and are characterized by policy conforming advance rates on collateral, and have well defined repayment sources. In addition, these credits are extended to Borrowers and/or Guarantors with a strong balance sheet and either substantial liquidity or a reliable income history.
•	Grade 2 (Watch) – These loans are still considered “Pass” credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the Lending Officer, Commercial Loan Committee (CLC), or Credit Quality Committee (CQC) warrant a heightened sense and frequency of monitoring.
•	Grade 3 (Special Mention) – These loans must have observable weaknesses or evidence imprudent handling or structural issues. The weaknesses require close attention and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to a “2” or a “4” as this is viewed as a transitory loan grade.
•	Grade 4 (Substandard) – These loans are not adequately protected by the sound worth and debt service capacity of the Borrower, but may be well secured. They have defined weaknesses relative to cash flow, collateral, financial condition, or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.

The Company evaluates the definitions of loan grades and the allowance for loan losses methodology on an ongoing basis. No changes were made to either during period ended March 31, 2018.

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

The following table presents the credit risk profile of the Company’s loan portfolio based on internal rating category as of March 31, 2018 and December 31, 2017:

	Real Estate	Commercial	Agricultural	Consumer	Total
March 31, 2018
Grade
1 (Pass)	$279,180,407	$216,289,306	$24,677,896	$2,351,005	$522,498,614
2 (Watch)	15,846,589	5,243,526	88,508	—	21,178,623
3 (Special Mention)	6,785,763	2,455,921	134,861		9,376,545
4 (Substandard)	2,313,483	8,657,921	15,017	10,034	10,996,455
Total	$304,126,242	$232,646,674	$24,916,282	$2,361,039	$564,050,237
	Real Estate	Commercial	Agricultural	Consumer	Total
December 31, 2017
Grade
1 (Pass)	$296,828,044	$192,287,464	$31,675,787	$2,356,732	$523,148,027
2 (Watch)	17,744,061	7,764,370	89,847	—	25,598,278
3 (Special Mention)	7,126,506	4,146,441	101,000	—	11,373,947
4 (Substandard)	1,517,540	1,030,601	1,893,475	14,760	4,456,376
Total	$323,216,151	$205,228,876	$33,760,109	$2,371,492	$564,576,628

The following table presents the Company’s loan portfolio aging analysis of the recorded investment in loans as of March 31, 2018 and December 31, 2017:

	Past Due						Total Loans > 90 Days & Accruing
	30–59 Days	60–89 Days	Greater than 90 Days	Total	Current	Total Loans
March 31, 2018
Real estate	$173,049	$—	$—	$173,049	$303,953,193	$304,126,242	$—
Commercial	—	—	—	—	232,646,674	232,646,674	—
Agricultural	—	—	—	—	24,916,282	24,916,282	—
Consumer	—	—	—	—	2,361,039	2,361,039	—
Total	$173,049	$—	$—	$173,049	$563,877,188	$564,050,237	$—

December 31, 2017
Real estate	$47,344	$—	$111,075	$158,419	$323,057,732	$323,216,151	$—
Commercial	1,835	—	—	1,835	205,227,041	205,228,876	—
Agricultural	—	—	—	—	33,760,109	33,760,109	—
Consumer	6,635	—	—	6,635	2,364,857	2,371,492	—
Total	$55,814	$—	$111,075	$166,889	$564,409,739	$564,576,628	$—

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

The following table presents impaired loans as of March 31, 2018 and December 31, 2017:

	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with an Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
March 31, 2018
Real estate	$2,313,483	$2,313,483	$—	$2,313,483	$—	$1,751,200	$43,385
Commercial	8,849,232	8,621,792	36,129	8,657,921	21,387	3,534,865	139,173
Agricultural	14,510	15,017	—	15,017	—	524,443	353
Consumer	15,017	—	10,034	10,034	2,607	13,270	308
	$11,192,242	$10,950,292	$46,163	$10,996,455	$23,994	$5,823,778	$183,219

December 31, 2017
Real estate	$1,525,395	$355,162	$675,439	$1,030,601	$300,000	$2,698,949	$101,657
Commercial	1,207,149	1,476,923	40,617	1,517,540	22,000	2,628,184	108,957
Agricultural	1,907,826	1,603,722	289,753	1,893,475	63,653	1,719,695	129,715
Consumer	18,883	—	14,760	14,760	10,000	19,781	1,633
	$4,659,253	$3,435,807	$1,020,569	$4,456,376	$395,653	$7,066,609	$341,962

Impaired loans include nonperforming loans and also include loans modified in troubled-debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At March 31, 2018, the Company had $1,211,467 of commercial loans that were modified in troubled-debt restructurings and impaired and $1,536,188 in modifications as of December 31, 2017.

The following table presents information regarding troubled-debt restructurings by class for the periods ended March 31, 2018 and December 31, 2017:

	Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance
March 31, 2018
Commercial	2	$1,393,240	$1,211,467
Total	2	$1,393,240	$1,211,467

December 31, 2017
Commercial	2	$1,704,142	$1,536,188
Total	2	$1,704,142	$1,536,188

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

The restructurings described above did not result in significant increases to the allowance for loan losses, nor result in charge-offs for periods ended March 31, 2018 and December 31, 2017.

Newly restructured loans by type of modification:

	Interest Only	Term	Combination	Total Modification
March 31, 2018
Commercial	$1,211,467	$—	$—	$1,211,467
Total	$1,211,467	$—	$—	$1,211,467
December 31, 2017
Commercial	$1,536,188	$—	$—	$1,536,188
Total	$1,536,188	$—	$—	$1,536,188

There were no troubled-debt restructurings modified in the past 3 months that subsequently defaulted for the period ended March 31, 2018.

Note 6:	Premises and Equipment

Major classifications of premises and equipment, stated at cost and net of accumulated depreciation are as follows:

	March 31, 2018	December 31, 2017
Land, buildings and improvements	$8,282,535	$8,224,604
Furniture and equipment	1,576,381	1,553,851
Aircraft	2,082,654	2,082,654
Automobiles	693,294	699,294
	12,634,864	12,560,403
Less accumulated depreciation	(3,209,217)	(2,958,645)
Net premises and equipment	$9,425,647	$9,601,758
Note 7:	Intangible Assets

The gross carrying amount and accumulated amortization of recognized intangible assets at March 31, 2018 and December 31, 2017, were:

	March 31, 2018		December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangible	$2,060,540	$(922,353)	$2,060,540	$(870,841)

Amortization expense for the periods ended March 31, 2018 and 2017, totaled $51,512. Estimated amortization expense for each of the following five years is as follows:

2018	$154,537
2019	206,049
2020	206,049
2021	206,049
2022	206,049
Thereafter	159,454
$1,138,187

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Note 8:	Interest-Bearing Deposits

Interest-bearing time deposits in denominations of $250,000 or more were $63,024,000 and $58,700,000 at March 31, 2018 and December 31, 2017, respectively.

At March 31, 2018, the scheduled maturities of interest-bearing time deposits were as follows:

2018	$159,996,066
2019	65,029,286
2020	11,934,503
Thereafter	3,006,814
$239,966,669

Some interest-bearing deposits are obtained through brokered transactions and the Company participates in the Certificate of Deposit Account Registry Service (“CDARS”). CDARS deposits totaled $86,415,000 at March 31, 2018 and $86,542,000 at December 31, 2017.

Note 9:	Letters of Credit

The Bank has entered into an arrangement with the FHLB resulting in the FHLB issuing letters of credit on behalf of the Bank with the resulting beneficiary being certain public funds in connection with these deposits. Outstanding letters of credit to secure these public funds at March 31, 2018 and December 31, 2017, were $26,522,420 and $25,272,000, respectively. Loans with a collateral value of approximately $26,522,420 were used to secure the letters of credit.

Note 10:	Advances and Borrowings

The Bank has a blanket floating lien security agreement with a maximum borrowing capacity of $33,337,884 at March 31, 2018, with the FHLB, under which the Bank is required to maintain collateral for any advances, including its stock in the FHLB, as well as qualifying first mortgage and other loans. The Bank had no advances from the FHLB at March 31, 2018 or December 31, 2017.

The Company had debt outstanding with The Bankers Bank of $4,800,000 and $5,600,000 at March 31, 2018 and December 31, 2017, respectively. The note bears interest at 4.75%, which adjusts quarterly or more often to the Wall Street Journal Prime and requires quarterly interest payments and annual principal payments of $800,000. The note matures on March 5, 2020. The note is secured by certain shares of common stock of the Bank held by the Company. The purpose of this transaction was to facilitate the purchase of The Montezuma State Bank in 2014 and to inject capital into the Bank. Scheduled principal payment of $800,000 is due March 5, 2019 and a final balloon payment of $4,000,000 due on March 5, 2020.

Note 11:	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under accounting principles generally accepted in the United States of America (U.S. GAAP), regulatory reporting requirements and regulatory capital standards. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company’s and the Bank’s regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total, Tier I , and Common Equity capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

(as defined). Management believes, as of March 31, 2018, that the Bank meets all capital adequacy requirements to which it is subject and maintain capital conservation buffers that allow the Company and Bank to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to certain executive officers.

As of March 31, 2018, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the following table (in thousands):

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2018
Total capital (to risk-weighted assets)	$82,866	14.51%	$45,676	8.00%	$57,095	10.00%
Tier I capital (to risk-weighted assets)	$75,723	13.26%	$34,257	6.00%	$45,676	8.00%
Common Equity Tier I capital (to risk-weighted assets)	$75,723	13.26%	$25,693	4.50%	$37,112	6.50%
Tier I capital (to average assets)	$75,723	10.84%	$27,953	4.00%	$34,942	5.00%

As of December 31, 2017
Total capital (to risk-weighted assets)	$79,740	13.83%	$46,123	8.00%	$57,654	10.00%
Tier I capital (to risk-weighted assets)	$72,528	12.58%	$34,593	6.00%	$46,123	8.00%
Common Equity Tier I capital (to risk-weighted assets)	$72,528	12.58%	$25,944	4.50%	$37,475	6.50%
Tier I capital (to average assets)	$72,528	10.53%	$27,549	4.00%	$34,436	5.00%

In July 2013, the federal regulatory authorities issued a new capital rule based, in part, on revisions developed by the Basel Committee on Banking Supervision to the Basel capital framework (Basel III). The Bank became subject to the new rule effective January 1, 2015. Generally, the new rule implements higher minimum capital requirements, revises the definition of regulatory capital components and related calculations, adds a new common equity tier 1 capital ratio, implements a new capital conservation buffer, increases the risk weighting for past due loans and provides a transition period for several aspects of the new rule.

The current (new) capital rule provides that, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to risk-weighted assets. Phase-in of the capital conservation buffer requirements became effective January 1, 2016. The transition schedule for new ratios, including the capital conservation buffer, is as follows:

As of January 1:	2015	2016	2017	2018	2019
Capital conservation buffer	0.00%	0.625%	1.25%	1.875%	2.50%
Minimum total capital plus capital conservation buffer	8.00%	8.625%	9.25%	9.875%	10.50%
Minimum Tier 1 capital plus capital conservation buffer	6.00%	6.625%	7.25%	7.875%	8.50%
Minimum Common Equity Tier 1 capital plus capital conservation buffer	4.50%	5.125%	5.75%	6.375%	7.00%

As fully phased in, a banking organization with a buffer greater than 2.5% would not be subject to additional limits on dividend payments or discretionary bonus payments; however, a banking organization with a buffer less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. The

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

new rule also prohibits a banking organization from making dividend payments or discretionary bonus payments if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% as the beginning of that quarter. Eligible net income is defined as net income for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income. A summary of payout restrictions based on the capital conservation buffer is as follows:

Capital Conservation Buffer (as a % or risk-weighted assets)	Maximum Payout (as a % of eligible retained income)
Greater than 2.5%	No payout limitations applies
≤2.5% and >1.875%	60%
≤1.875% and >1.25%	40%
≤1.25% and >0.625%	20%

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At March 31, 2018, approximately $28,397,411 of retained earnings was available for dividend declaration from the Bank without prior regulatory approval.

Note 12:	Related-Party Transactions

At March 31, 2018 and December 31, 2017, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) approximating $12,511,592 and $6,683,794, respectively. A summary of these loans is as follows:

	Balance Beginning of the Period	Additions	Collections/ Terminations	Balance End of the Period
Period ended March 31, 2018	$6,683,794	$5,817,022	$(10,776)	$12,490,040
Year ended December 31, 2017	$3,445,584	$341,396	$(2,896,814)	$6,683,794

Deposits from related parties held by the Company at March 31, 2018 and December 31, 2017, totaled $5,696,000 and $5,508,000, respectively.

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Transactions resulting from rental payments to a related party for the Woodward branch approximated $184,170 and $179,634 for the periods ended March 31, 2018 and March 31, 2017, respectively.

Note 13:	Employee Benefits

401(k) Savings Plan

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to the maximum legal limit with the Bank matching up to 5% of the employee’s salary. Employer contributions charged to expense for the periods ended March 31, 2018 and 2017 totaled $50,415 and $42,062, respectively.

Note 14:	Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs supported by little or no market activity and significant to the fair value of the assets or liabilities

Recurring Measurements

There were no assets measured at fair value on a recurring basis for periods ended March 31, 2018 and December 31, 2017.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2018 and December 31, 2017:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
March 31, 2018
Impaired loans (collateral-dependent)	$46,163	$—	$—	$46,163
Foreclosed assets held for sale	$99,579	$—	$—	$99,579

December 31, 2017
Impaired loans (collateral-dependent)	$1,020,569	$—	$—	$1,020,569
Foreclosed assets held for sale	$99,579	$—	$—	$99,579

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral-Dependent Impaired Loans, Net of Allowance for Loan Losses

The estimated fair value of collateral-dependent impaired loans is based on fair value, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers evaluation analysis as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Values of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by executive management and loan administration. Values are reviewed for accuracy and consistency by executive management and loan administration. The ultimate collateral values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the asset is acquired. Estimated fair value of foreclosed assets is based on appraisals or evaluations. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy.

Appraisals of foreclosed assets held for sale are obtained when the asset is acquired and subsequently as deemed necessary by the Company. Appraisals are reviewed for accuracy and consistency by executive management and loan administration.

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value	Valuation Technique	Unobservable Inputs	Weighted- Average
March 31, 2018
Collateral-dependent impaired loans	$46,163	Appraisals from comparable properties	Estimated cost to sell	5-20%
Foreclosed assets held for sale	$99,579	Appraisals from comparable properties	Estimated cost to sell	5-20%
December 31, 2017
Collateral-dependent impaired loans	$1,020,569	Appraisals from comparable properties	Estimated cost to sell	5-20%
Foreclosed assets held for sale	$99,579	Appraisals from comparable properties	Estimated cost to sell	5-20%

The following tables presents estimated fair values of the Company’s financial instruments not recorded at fair value at March 31, 2018 and December 31, 2017:

	Carrying Amount	Fair Value Measurements
		Level 1	Level 2	Level 3	Total
March 31, 2018
Financial Assets
Cash and due from banks	$104,128,812	$104,128,812	$—	$—	$104,128,812
Interest-bearing time deposits in other banks	$30,418,000	$—	$30,417,000	$—	$30,417,000
Loans, net of allowance	$554,464,171	$—	$554,066,911	$46,163	$554,113,074
Nonmarketable equity securities	$1,050,856	$—	$1,050,856	$—	$1,050,856
Interest receivable	$3,649,529	$—	$3,649,529	$—	$3,649,529

Financial Liabilities
Deposits	$622,711,040	$—	$621,876,918	$—	$621,876,918
Borrowings	$4,800,000	$—	$4,800,000	$—	$4,800,000
Interest payable	$568,257	$—	$568,257	$—	$568,257

December 31, 2017
Financial Assets
Cash and due from banks	$100,054,312	$100,054,312	$—	$—	$100,054,312
Interest-bearing time deposits in other banks	$30,168,000	$—	$30,176,000	$—	$30,176,000
Loans, net of allowance	$555,346,754	$—	$553,875,245	$1,020,569	$554,895,814
Mortgage loans held for sale	$388,386	$—	$388,386	$—	$388,386
Nonmarketable equity securities	$1,048,956	$—	$1,048,956	$—	$1,048,956
Interest receivable	$3,673,710	$—	$3,673,710	$—	$3,673,710

Financial Liabilities
Deposits	$625,831,184	$—	$625,012,643	$—	$625,012,643
Borrowings	$5,600,000	$—	$5,600,000	$—	$5,600,000
Interest payable	$403,537	$—	$403,537	$—	$403,537

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value.

Cash and Due from Banks, Interest-Bearing Time Deposits in Other Banks, Nonmarketable Equity Securities, Interest Receivable, Interest Payable and Borrowings

The carrying amount approximates fair value.

Loans and Mortgage Loans Held for Sale

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit, Lines of Credit and Standby Letters of Credit

The fair values of unfunded commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair values of standby letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The estimated fair values of the Company’s commitments to extend credit, lines of credit and standby letters of credit were not material at March 31, 2018 or December 31, 2017.

Note 15:	Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying consolidated balance sheets. The following summarizes those financial instruments with contract amounts representing credit risk as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Commitments to extend credit	$130,865,364	$145,888,043
Financial and performance standby letters of credit	1,544,420	1,544,420
	$132,409,784	$147,432,463

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Each instrument generally has fixed expiration dates or other termination clauses. Since many of the instruments are expected to expire without being drawn upon, total commitments to extend credit amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management’s credit evaluation of the customer. Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Note 16:	Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in Note 5 regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in Note 15 regarding off-balance sheet risk.

As of March 31, 2018, hotel loans were 19% of gross total loans with outstanding balances of $108,873,000 and unfunded commitments of $21,319,000; energy loans were 23% of gross total loans with outstanding balances of $129,000,467 and unfunded commitments of $33,905,141.

Note 17:	Operating Leases

The Company leases certain of its branch facilities and office equipment under operating leases. Rental expense for these leases was $113,577 and $109,982 for the period ended March 31, 2018 and 2017, respectively.

Future minimum rental commitments of branch facilities and office equipment due under non-cancelable operating leases at March 31, 2018, were as follows:

2018	$341,484
2019	455,707
2020	348,920
2021	203,219
Thereafter	47,351
$1,396,682
Note 18:	Parent-only Financial Statements
Condensed Balance Sheets	March 31, 2018	December 31, 2017
Assets
Cash and due from banks	$2,467,744	$64,487
Investment in bank subsidiary	76,860,590	73,717,052
Goodwill	1,011,182	1,011,182
Total assets	$80,339,516	$74,792,721

Liabilities and Shareholders’ Equity

Borrowings	$4,800,000	$5,600,000
Other liabilities	15,387	16,953
Total liabilities	4,815,387	5,616,953

Shareholders’ equity
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized; 7,287,500 shares issued and outstanding at March 31, 2018 and December 31, 2017	72,875	72,875
Additional paid-in capital	6,986,669	6,986,669
Retained earnings	68,464,585	62,116,224
Total shareholders’ equity	75,524,129	69,175,768
Total liabilities and shareholders’ equity	$80,339,516	$74,792,721

Bank7 Corp.
Notes to Unaudited Consolidated Financial Statements

Condensed Statements of Income	March 31, 2018	March 31, 2017
Income
Dividends received from subsidiary bank	$3,265,000	$3,465,000

Expense
Interest expense	60,225	61,841
Total expense	60,225	61,841

Income before income taxes and equity in undistributed net income bank subsidiary	3,204,775	3,403,159
Equity in undistributed net income of bank subsidiary	3,143,586	3,179,583
Net Income Available to Common Shareholders	$6,348,361	$6,582,742
Condensed Statements of Cash Flows	March 31, 2018	March 31, 2017
Operating Activities
Net income	$6,348,361	$6,582,742
Items not requiring (providing) cash
Equity in undistributed net income of bank subsidiary	(3,143,586)	(3,179,583)

Changes in
Other liabilities	(1,518)	(1,282)
Net cash provided by operating activities	3,203,257	3,401,877
Financing Activities
Repayment of borrowed funds	(800,000)	(800,000)
Net cash used in financing activities	(800,000)	(800,000)

Increase in Cash and Due from Banks	2,403,257	2,601,877

Cash and Due from Banks, Beginning of Period	64,487	87,932

Cash and Due from Banks, End of Period	$2,467,744	$2,689,809

Supplemental Disclosure of Cash Flows Information
Interest paid	$61,791	$61,841

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors and Audit Committee
Bank7 Corp.
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bank7 Corp. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011.

/s/ BKD, LLP

Oklahoma City, Oklahoma
July 11, 2018

Bank7 Corp.
Consolidated Balance Sheets
December 31, 2017 and 2016

	2017	2016
Assets

Cash and due from banks	$100,054,312	$74,244,017
Interest-bearing time deposits in other banks	30,168,000	29,421,000
Loans, net of allowance for loan losses of $7,654,218 and $6,873,417 at December 31, 2017 and 2016, respectively	555,346,754	495,609,079
Loans held for sale	388,386	157,593
Premises and equipment, net	9,601,758	6,514,517
Nonmarketable equity securities	1,048,956	1,043,456
Foreclosed assets held for sale	99,579	103,443
Goodwill and intangibles	2,200,881	2,406,930
Interest receivable and other assets	4,685,550	4,270,812
Total assets	$703,594,176	$613,770,847

Liabilities and Shareholders’ Equity

Deposits
Noninterest-bearing	$165,910,788	$127,434,218
Interest-bearing	459,920,396	422,121,381
Total deposits	625,831,184	549,555,599

Borrowings	5,600,000	6,400,000
Interest payable and other liabilities	2,987,224	2,679,281
Total liabilities	634,418,408	558,634,880

Shareholders’ equity
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized; 7,287,500 shares issued and outstanding at December 31, 2017 and 2016	72,875	72,875
Additional paid-in capital	6,986,669	6,986,669
Retained earnings	62,116,224	48,076,423
Total shareholders’ equity	69,175,768	55,135,967
Total liabilities and shareholders’ equity	$703,594,176	$613,770,847

See Notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Income
Years Ended December 31, 2017 and 2016

	2017	2016
Interest Income
Loans, including fees	$41,449,831	$32,253,525
Interest-bearing time deposits in other banks	592,037	573,677
Federal funds sold	827,736	325,395
Total interest income	42,869,604	33,152,597

Interest Expense
Deposits	4,501,457	3,040,669
Other borrowings	237,331	262,312
Total interest expense	4,738,788	3,302,981

Net Interest Income	38,130,816	29,849,616

Provision for Loan Losses	1,245,713	1,554,305

Net Interest Income After Provision for Loan Losses	36,885,103	28,295,311

Noninterest Income
Secondary market income	182,825	55,751
Service charges on deposit accounts	336,268	345,933
Other	916,178	1,241,568
Total noninterest income	1,435,271	1,643,252

Noninterest Expense
Salaries and employee benefits	7,611,382	6,515,557
Furniture and equipment	830,895	693,199
Occupancy	1,048,790	1,005,968
Data and item processing	891,387	949,613
Accounting, marketing and legal fees	284,422	246,370
Regulatory assessments	450,012	637,617
Advertising and public relations	433,008	533,956
Travel, lodging and entertainment	1,040,686	542,620
Other	1,940,507	1,996,271
Total noninterest expense	14,531,089	13,121,171

Net Income	$23,789,285	$16,817,392

Basic and diluted earnings per common share	$3.26	$2.31

See Notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2016	$72,875	$6,986,669	$38,254,031	$45,313,575

Net income	—	—	16,817,392	16,817,392

Cash distributions declared, $0.96 per share	—	—	(6,995,000)	(6,995,000)

Balance at December 31, 2016	72,875	6,986,669	48,076,423	55,135,967

Net income	—	—	23,789,285	23,789,285

Cash distributions declared, $1.34 per share	—	—	(9,749,484)	(9,749,484)

Balance at December 31, 2017	$72,875	$6,986,669	$62,116,224	$69,175,768

See Notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Operating Activities
Net income	$23,789,285	$16,817,392
Items not requiring (providing) cash
Depreciation and amortization	1,088,291	799,059
Provision for loan losses	1,245,713	1,554,305
Gain on sales of loans	(182,825)	(55,751)
Cash receipts from the sale of loans originated for sale	9,059,847	2,115,422
Cash disbursements for loans originated for sale	(9,107,815)	(2,217,264)
(Gain) loss on sale of other real estate owned	91,490	(147,139)
Changes in
Interest receivable and other assets	(414,738)	41,225
Interest payable and other liabilities	307,943	449,575
Net cash provided by operating activities	25,877,191	19,356,824

Investing Activities
Maturities of interest-bearing time deposits in other banks	1,743,000	1,494,000
Purchases of interest-bearing time deposits in other banks	(2,490,000)	(1,734,000)
Net loans originated	(61,667,598)	(42,579,134)
Purchases of premises and equipment	(3,969,483)	(2,319,085)
Purchase of nonmarketable equity securities	(5,500)	(38,000)
Proceeds from sale of foreclosed assets	596,584	896,524
Net cash used in investing activities	(65,792,997)	(44,279,695)

Financing Activities
Net change in deposits	76,275,585	40,785,725
Repayment of borrowed funds	(800,000)	(800,000)
Cash dividends paid	(9,749,484)	(6,995,000)
Net cash provided by financing activities	65,726,101	32,990,725

Increase in Cash and Due from Banks	25,810,295	8,067,854

Cash and Due from Banks, Beginning of Year	74,244,017	66,176,163

Cash and Due from Banks, End of Year	$100,054,312	$74,244,017

Supplemental Disclosure of Cash Flows Information
Interest paid	$4,738,788	$3,302,981

Supplemental Disclosures of Non-Cash Investing Activities
Foreclosed assets acquired in settlement of loans	$684,210	$3,865

See Notes to Consolidated Financial Statements

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Bank7 Corp. (the Company), formerly known as Haines Financial Corp, is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Bank 7 (the Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers located in Oklahoma, Kansas, and Texas. The Bank is subject to competition from other financial institutions. The Company is subject to the regulation of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and its subsidiary. The subsidiary of the Bank includes 1039 N.W. 63rd which holds real estate utilized by the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of other real estate owned, other-than-temporary impairments and fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Interest-Bearing Time Deposits in Other Banks

Interest-bearing time deposits in other banks totaled $30,168,000 and $29,421,000 at December 31, 2017 and 2016, respectively, and have original maturities generally ranging from one to five years.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

For debt securities with fair value below amortized cost when the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The Company had no “available-for-sale” or held to maturity investments as of December 31, 2017 and 2016.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized over the respective term of the loan.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay and estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral-dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the estimated useful lives of the improvements.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Buildings and improvements	15–30 years
Furniture and equipment	5–10 years
Aircraft	5–7 years
Automobiles	3–5 years

Non-Marketable Equity Securities

Non-marketable equity securities consist primarily of Federal Home Loan Bank of Topeka (FHLB) stock and Federal Reserve Bank of Kansas City stock and are required investments for financial institutions that are members of the FHLB and Federal Reserve systems. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carry value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows is expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2017 and 2016.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale consist of assets acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in current operations.

Goodwill and Intangible Assets

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the accompanying consolidated financial statements.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on an estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Discrete financial information is not available other than on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Income Taxes

The Company’s shareholders have elected to have the Company’s income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of Oklahoma state income tax law. Therefore, taxable income or loss is reported to the individual shareholders for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements. The net difference between the federal income tax basis and the reported amount of the Company’s assets and liabilities was approximately $2,870,000 at December 31, 2017.

The Company files income tax returns in the U.S. federal jurisdiction. The Company’s U.S. federal income tax returns are open and subject to examinations from the 2014 tax year and forward.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, and establishes a new control-based revenue recognition model for revenue from contracts with customers. The revenue line items in scope of this ASU have been identified and final assessment is pending, however the majority of the Company’s financial instruments are not within the scope of Topic 606. Material revenue streams within the scope of Topic 606 include service charges on deposits. The guidance in the ASU is effective for reporting periods beginning after December 15, 2018. Based on the revenue streams impacted, this ASU is not expected to have a material impact on the Company’s financial condition or results of operation. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires certain equity investments to be measured at fair value with changes recognized in net income. It also requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purpose and eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value disclosed for financial instruments measured at amortized cost. The guidance in the ASU is effective for reporting periods beginning after December 15, 2018. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires lessees to recognize a lease liability and a right-of-use asset for all leases, excluding short-term leases, at the commencement date. The guidance in the ASU is effective for reporting periods beginning after December 15, 2019. Additionally, a modified retrospective transition approach is required for a leases existing at the earliest comparative period presented. Management is assessing the impact of this ASU, however it is not expected to have a material impact on the Company’s financial condition, results of operation, or capital position, but will impact the presentation on the balance sheet of the Company’s current operating leases.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU requires the replacement of the current incurred loss model with an expected loss model, referred to as the current expected credit loss (CECL) model. The guidance in the ASU is effective for reporting periods beginning

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

after December 15, 2020 with a cumulative-effect adjustment to retained earnings required for the first reporting period. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations as this modifies the calculation of the allowance by accelerating the recognition of losses.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU amends existing guidance to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The guidance in the ASU is effective for reporting periods beginning after December 15, 2021 with prospective application. Management is still assessing the impact of this ASU, however it is expected that it will not have a significant impact on the Company’s financial condition and results of operations.

Note 2:	Change in Capital Structure

On June 26, 2018, the Company amended and restated its Certificate of Incorporation. The original Certificate of Incorporation was amended to change the name of the Company from Haines Financial Corp to Bank7 Corp. In addition, the amendment changed the capital structure to authorize the issuance of 50,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), 20,000,000 shares of non-voting common stock, par value $0.01 per share (the “Non-voting Common Stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

The Company completed a 24 to 1 stock split of the Company’s outstanding shares of common stock for shareholders on record as of July 6, 2018. The stock was payable in the form of a dividend on or about July 9, 2018. Shareholders received 24 additional shares for each share held. All share and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect this stock split for all periods presented.

Note 3:	Restriction on Cash and Due from Banks

The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2017, was $13,433,000.

Note 4:	Earnings Per Share

Earnings per common share is computed using the two-class method prescribed by ASC 260, Earnings Per Share. Using the two class method, basic earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic earnings per common share computation plus the dilutive effect of additional potential common shares issuable, such as through the exercise of stock options or warrants. The Company did not have any potential common shares issuable for the years ended December 31, 2017 and 2016.

The following table shows the computation of basic and diluted earnings per share:

	2017	2016
Numerator
Net income	$23,789,285	$16,817,392

Denominator
Weighted average common shares outstanding	7,287,500	7,287,500

Earnings per common share
Basic and diluted	$3.26	$2.31

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 5:	Loans and Allowance for Loan Losses

A summary of loans at December 31, 2017 and 2016, are as follows:

	2017	2016
Real estate	$323,216,151	$278,208,658
Commercial	205,228,876	183,586,278
Agricultural	33,760,109	38,913,444
Consumer	2,371,492	3,089,820
Gross loans	564,576,628	503,798,200

Less allowance for loan losses	(7,654,218)	(6,873,417)
Less deferred loan fees	(1,575,656)	(1,315,704)
Net loans	$555,346,754	$495,609,079

The following table presents, by portfolio segment, the activity in the allowance for loan losses for the years ended December 31, 2017 and 2016:

	Real Estate	Commercial	Agricultural	Consumer	Total
December 31, 2017
Balance, beginning of year	$3,753,904	$2,512,458	$537,040	$70,015	$6,873,417
Charge-offs	(254,694)	(242,217)	—	(15,246)	(512,157)
Recoveries	36,019	6,276	—	4,950	47,245
Net charge-offs	(218,675)	(235,941)	—	(10,296)	(464,912)
Provision (credit) for loan losses	846,757	505,863	(79,339)	(27,568)	1,245,713
Balance, end of year	$4,381,986	$2,782,380	$457,701	$32,151	$7,654,218

December 31, 2016
Balance, beginning of year	$2,541,428	$2,378,286	$648,393	$108,268	$5,676,375
Charge-offs	(243,651)	(331,438)	—	(12,604)	(587,693)
Recoveries	7,591	208,068	—	14,771	230,430
Net charge-offs	(236,060)	(123,370)	—	2,167	(357,263)
Provision (credit) for loan losses	1,448,536	257,542	(111,353)	(40,420)	1,554,305
Balance, end of year	$3,753,904	$2,512,458	$537,040	$70,015	$6,873,417

The following table presents, by portfolio segment, the balance in allowance for loan losses and gross loans based upon portfolio segment and impairment method as of December 31, 2017 and 2016:

	Real Estate	Commercial	Agricultural	Consumer	Total
December 31, 2017
Allowance Balance
Ending balance
Individually evaluated for impairment	$300,000	$22,000	$63,653	$10,000	$395,653
Collectively evaluated for impairment	4,081,986	2,760,380	394,048	22,151	7,258,565
Total	$4,381,986	$2,782,380	$457,701	$32,151	$7,654,218

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

	Real Estate	Commercial	Agricultural	Consumer	Total
Gross Loans
Ending balance
Individually evaluated for impairment	$1,517,540	$1,030,601	$1,893,475	$14,760	$4,456,376
Collectively evaluated for impairment	321,698,611	204,198,275	31,866,634	2,356,732	560,120,252
Total	$323,216,151	$205,228,876	$33,760,109	$2,371,492	$564,576,628

December 31, 2016
Allowance Balance
Ending balance
Individually evaluated for impairment	$—	$60,790	$—	$27,755	$88,545
Collectively evaluated for impairment	3,753,904	2,451,668	537,040	42,260	6,784,872
Total	$3,753,904	$2,512,458	$537,040	$70,015	$6,873,417

Gross Loans
Ending balance
Individually evaluated for impairment	$6,204,257	$5,940,684	$—	$27,755	$12,172,696
Collectively evaluated for impairment	272,004,401	177,645,594	38,913,444	3,062,065	491,625,504
Total	$278,208,658	$183,586,278	$38,913,444	$3,089,820	$503,798,200

Internal Risk Categories

Risk characteristics applicable to each segment of the loan portfolio are described as follows.

Real Estate – The real estate portfolio consists of residential and commercial properties. Residential loans are generally secured by owner occupied 1–4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the Company’s market areas that might impact either property values or a borrower’s personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers. Commercial real estate loans in this category typically involve larger principal amounts and are repaid primarily from the cash flow of a borrower’s principal business operation, the sale of the real estate or income independent of the loan purpose. Credit risk in these loans is driven by the creditworthiness of a borrower, property values, the local economy and other economic conditions impacting a borrower’s business or personal income.

Commercial – The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

Agricultural – Loans secured by agricultural assets are generally made for the purpose of acquiring land devoted to crop production, cattle or poultry or the operation of a similar type of business on the secured property. Sources of repayment for these loans generally include income generated from operations of a business on the property, rental income or sales of the property. Credit risk in these loans may be impacted by crop and commodity prices, the creditworthiness of a borrower, and changes in economic conditions which might affect underlying property values and the local economies in the Company’s market areas.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Consumer – The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors, such as unemployment and general economic conditions in the Company’s market area and the creditworthiness of a borrower.

Loan grades are numbered 1 through 4. Grade 1 is considered satisfactory. The grades of 2 and 3, or Watch and Special Mention, respectively, represent loans of lower quality and are considered criticized. Grade of 4, or Substandard, refers to loans that are classified.

•	Grade 1 (Pass) – These loans generally conform to Bank policies, and are characterized by policy conforming advance rates on collateral, and have well defined repayment sources. In addition, these credits are extended to Borrowers and/or Guarantors with a strong Balance Sheet and either substantial liquidity or a reliable income history.
•	Grade 2 (Watch) – These loans are still considered “Pass” credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the Lending Officer, Commercial Loan Committee (CLC), or Credit Quality Committee (CQC) warrant a heightened sense and frequency of monitoring.
•	Grade 3 (Special Mention) – These loans must have observable weaknesses or evidence imprudent handling or structural issues. The weaknesses require close attention and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to a “2” or a “4” as this is viewed as a transitory loan grade.
•	Grade 4 (Substandard) – These loans are not adequately protected by the sound worth and debt service capacity of the Borrower, but may be well secured. They have defined weaknesses relative to cash flow, collateral, financial condition, or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.

The Company evaluates the definitions of loan grades and the allowance for loan losses methodology on an ongoing basis. No significant changes were made to either during 2017.

The following table presents the credit risk profile of the Company’s loan portfolio based on internal rating category as of December 31, 2017 and 2016:

	Real Estate	Commercial	Agricultural	Consumer	Total
December 31, 2017
Grade
1 (Pass)	$296,828,044	$192,287,464	$31,675,787	$2,356,732	$523,148,027
2 (Watch)	17,744,061	7,764,370	89,847	—	25,598,278
3 (Special Mention)	7,126,506	4,146,441	101,000	—	11,373,947
4 (Substandard)	1,517,540	1,030,601	1,893,475	14,760	4,456,376
Total	$323,216,151	$205,228,876	$33,760,109	$2,371,492	$564,576,628

December 31, 2016
Grade
1 (Pass)	$260,804,033	$161,747,297	$37,345,456	$3,062,065	$462,958,851
2 (Watch)	7,142,523	6,267,487	170,577	—	13,580,587
3 (Special Mention)	4,057,845	9,630,810	1,397,411	—	15,086,066
4 (Substandard)	6,204,257	5,940,684	—	27,755	12,172,696
Total	$278,208,658	$183,586,278	$38,913,444	$3,089,820	$503,798,200

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

The following table presents the Company’s loan portfolio aging analysis of gross loans as of December 31, 2017 and 2016:

	Past Due				Current	Total Loans	Total Loans > 90 Days & Accruing
	30–59 Days	60–89 Days	Greater than 90 Days	Total
December 31, 2017
Real estate	$47,344	$—	$111,075	$158,419	$323,057,732	$323,216,151	$—
Commercial	1,835	—	—	1,835	205,227,041	205,228,876	—
Agricultural	—	—	—	—	33,760,109	33,760,109	—
Consumer	6,635	—	—	6,635	2,364,857	2,371,492	—
Total	$55,814	$—	$111,075	$166,889	$564,409,739	$564,576,628	$—

December 31, 2016
Real estate	$115,134	$—	$450,557	$565,691	$277,642,967	$278,208,658	$14,297
Commercial	233,315	—	—	233,315	183,352,963	183,586,278	—
Agricultural	—	—	671,434	671,434	38,242,010	38,913,444	671,434
Consumer	—	—	—	—	3,089,820	3,089,820	—
Total	$348,449	$—	$1,121,991	$1,470,440	$502,327,760	$503,798,200	$685,731

The following table presents impaired loans for the years ended December 31, 2017 and 2016:

	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with an Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2017
Real estate	$1,525,395	$842,101	$675,439	$1,517,540	$300,000	$2,698,949	$101,657
Commercial	1,207,149	989,984	40,617	1,030,601	22,000	2,628,184	108,957
Agricultural	1,907,826	1,603,722	289,753	1,893,475	63,653	1,719,695	129,715
Consumer	18,883	—	14,760	14,760	10,000	19,781	1,633
Total	$4,659,253	$3,435,807	$1,020,569	$4,456,376	$395,653	$7,066,609	$341,962

December 31, 2016
Real estate	$6,217,691	$6,204,257	$—	$6,204,257	$—	$7,665,359	$496,234
Commercial	5,947,817	5,810,312	130,372	5,940,684	60,790	7,420,783	485,981
Agricultural	—	—	—	—		275,972	—
Consumer	30,256	—	27,755	27,755	27,755	58,647	2,490
Total	$12,195,764	$12,014,569	$158,127	$12,172,696	$88,545	$15,420,761	$984,705

Impaired loans include nonperforming loans and also include loans modified in troubled-debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2017, the Company had $1,536,188 of commercial loans that were modified in troubled-debt restructurings and impaired and $804,451 in modifications in 2016.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

The following table presents information regarding troubled-debt restructurings by class for the year ended December 31, 2017 and 2016:

	Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance
December 31, 2017
Commercial	2	$1,704,142	$1,536,188
Total	2	$1,704,142	$1,536,188

December 31, 2016
Commercial	1	$804,451	$804,451
Total	1	$804,451	$804,451

The restructurings described above did not result in significant increases to the allowance for loan losses, nor result in charge-offs for the years ended December 31, 2017 and 2016.

Newly restructured loans by type of modification:

	Interest Only	Term	Combination	Total Modification
December 31, 2017
Commercial	$1,536,188	$—	$—	$1,536,188
Total	$1,536,188	$—	$—	$1,536,188

December 31, 2016
Commercial	$804,451	$—	$—	$804,451
Total	$804,451	$—	$—	$804,451

There were no troubled-debt restructurings modified in the past 12 months that subsequently defaulted for the year ended December 31, 2017.

Note 6:	Premises and Equipment

Major classifications of premises and equipment, stated at cost and net of accumulated depreciation are as follows:

	2017	2016
Land, buildings and improvements	$8,224,604	$5,563,920
Furniture and equipment	1,553,851	3,214,050
Aircraft	2,082,654	2,082,654
Automobiles	699,294	604,273
	12,560,403	11,464,897
Less accumulated depreciation	(2,958,645)	(4,950,380)
Net premises and equipment	$9,601,758	$6,514,517

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 7:	Intangible Assets

The gross carrying amount and accumulated amortization of recognized intangible assets at December 31, 2017 and 2016, were:

	2017		2016
	Gross Carrying Amount	Gross Accumulated Amortization	Carrying Amount	Accumulated Amortization
Core deposit intangible	$2,060,540	$(870,841)	$2,060,540	$664,792

Amortization expense for the years ended December 31, 2017 and 2016, totaled $206,049. Estimated amortization expense for each of the following five years is as follows:

2018	$206,049
2019	206,049
2020	206,049
2021	206,049
2022	206,049
Thereafter	159,454
$1,189,699
Note 8:	Interest-Bearing Deposits

Interest-bearing time deposits in denominations of $250,000 or more were $58,700,000 and $49,990,000 at December 31, 2017 and 2016, respectively.

At December 31, 2017, the scheduled maturities of interest-bearing time deposits were as follows:

2018	$187,137,812
2019	45,072,790
2020	9,528,054
Thereafter	1,640,969
$243,379,625

Some of our interest-bearing deposits were obtained through brokered transactions and we participate in the Certificate of Deposit Account Registry Service (“CDARS”). CDARS deposits totaled $86,542,000 at December 31, 2017 and $21,474,000 at December 31, 2016.

Note 9:	Letters of Credit

The Bank has entered into an arrangement with the FHLB resulting in the FHLB issuing letters of credit on behalf of the Bank with the resulting beneficiary being certain public funds in connection with these deposits. Outstanding letters of credit to secure these public funds at December 31, 2017 and 2016, were $25,272,000 and $29,399,000, respectively. Loans with a collateral value of approximately $28,772,000 were used to secure the letters of credit.

Note 10:	Advances and Borrowings

The Bank has a blanket floating lien security agreement with a maximum borrowing capacity of $22,656,210 at December 31, 2017, with the FHLB, under which the Bank is required to maintain collateral for any advances, including its stock in the FHLB, as well as qualifying first mortgage and other loans. The Bank had no advances from the FHLB at December 31, 2017 or 2016.

The Company had debt outstanding with The Bankers Bank of $5,600,000 and $6,400,000 at December 31, 2017 and 2016, respectively. The note bears interest at 4.5%, which adjusts quarterly or more often to the Wall

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Street Journal Prime and requires quarterly interest payments and annual principal payments of $800,000. The note matures on March 5, 2020. The note is secured by certain shares of common stock of the Bank held by the Company. The purpose of this transaction was to facilitate the purchase of The Montezuma State Bank in 2014 and to inject capital into the Bank. Scheduled principal payments of $800,000 are due March 5, 2018 and 2019 with a final balloon payment of $4,000,000 due on March 5, 2020.

Note 11:	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under accounting principles generally accepted in the United States of America (U.S. GAAP), regulatory reporting requirements and regulatory capital standards. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company’s and the Bank’s regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total, Tier I , and Common Equity capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2017, that the Bank meets all capital adequacy requirements to which it is subject and maintain capital conservation buffers that allow the Company and Bank to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to certain executive officers.

As of December 31, 2017, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the following table (in thousands):

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Total capital (to risk-weighted assets)	$79,740	13.83%	$46,123	8.00%	$57,654	10.00%
Tier I capital (to risk-weighted assets)	$72,528	12.58%	$34,593	6.00%	$46,123	8.00%
Common Equity Tier I capital (to risk-weighted assets)	$72,528	12.58%	$25,944	4.50%	$37,475	6.50%
Tier I capital (to average assets)	$72,528	10.53%	$27,549	4.00%	$34,436	5.00%

As of December 31, 2016
Total capital (to risk-weighted assets)	$65,582	12.58%	$41,716	8.00%	$52,145	10.00%
Tier I capital (to risk-weighted assets)	$59,060	11.33%	$31,287	6.00%	$41,716	8.00%
Common Equity Tier I capital (to risk-weighted assets)	$59,060	11.33%	$23,465	4.50%	$33,894	6.50%
Tier I capital (to average assets)	$59,060	9.67%	$24,423	4.00%	$30,529	5.00%

In July 2013, the federal regulatory authorities issued a new capital rule based, in part, on revisions developed by the Basel Committee on Banking Supervision to the Basel capital framework (Basel III). The Bank

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

became subject to the new rule effective January 1, 2015. Generally, the new rule implements higher minimum capital requirements, revises the definition of regulatory capital components and related calculations, adds a new common equity tier 1 capital ratio, implements a new capital conservation buffer, increases the risk weighting for past due loans and provides a transition period for several aspects of the new rule.

The current (new) capital rule provides that, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to risk-weighted assets. Phase-in of the capital conservation buffer requirements became effective January 1, 2016. The transition schedule for new ratios, including the capital conservation buffer, is as follows:

As of January 1:	2015	2016	2017	2018	2019
Capital Conservation Buffer	0.00%	0.625%	1.25%	1.875%	2.50%
Total capital plus capital conservation buffer	8.00%	8.625%	9.25%	9.875%	10.50%
Tier 1 capital plus capital conservation buffer	6.00%	6.625%	7.25%	7.875%	8.50%
Common Equity Tier 1 capital plus capital conservation buffer	4.50%	5.125%	5.75%	6.375%	7.00%

As fully phased in, a banking organization with a buffer greater than 2.5% would not be subject to additional limits on dividend payments or discretionary bonus payments; however, a banking organization with a buffer less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. The new rule also prohibits a banking organization from making dividend payments or discretionary bonus payments if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% as the beginning of that quarter. Eligible net income is defined as net income for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income. A summary of payout restrictions based on the capital conservation buffer is as follows:

Capital Conservation Buffer (as a % or risk-weighted assets)	Maximum Payout (as a % of eligible retained income)
Greater than 2.5%	No payout limitations applies
≤2.5% and >1.875%	60%
≤1.875% and >1.25%	40%
≤1.25% and >0.625%	20%

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2017, approximately $28,862,000 of retained earnings was available for dividend declaration from the Bank without prior regulatory approval.

Note 12:	Related-Party Transactions

At December 31, 2017 and 2016, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) approximating $6,683,794 and $3,445,584, respectively. A summary of these loans is as follows:

Year Ended December 31,	Balance Beginning of the Period	Additions	Collections/ Terminations	Balance End of the Period
2017	$3,445,584	$341,396	$(2,896,814)	$6,683,794
2016	$11,848,481	$180,000	$(8,582,897)	$3,445,584

Deposits from related parties held by the Company at December 31, 2017 and 2016, totaled $5,508,000 and $5,425,000, respectively.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Transactions resulting from rental payments to a related party for the Woodward branch approximated $184,170 and $179,634 for the years ended December 31, 2017 and 2016, respectively.

Note 13:	Employee Benefits

401(k) Savings Plan

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 60% of their gross pay with the Bank matching up to 5% of the employee’s salary. Employer contributions charged to expense for 2017 and 2016 totaled $178,441 and $137,794, respectively.

Note 14:	Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs supported by little or no market activity and significant to the fair value of the assets or liabilities

Recurring Measurements

There were no assets or liabilities measured at fair value on a recurring basis for years ended December 31, 2017 and 2016.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017 and 2016:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2017
Impaired loans (collateral-dependent)	$1,020,569	$—	$—	$1,020,569
Foreclosed assets held for sale	$99,579	$—	$—	$99,579

December 31, 2016
Impaired loans (collateral-dependent)	$385,808	$—	$—	$385,808
Foreclosed assets held for sale	$103,443	$—	$—	$103,443

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral-Dependent Impaired Loans, Net of Allowance for Loan Losses

The estimated fair value of collateral-dependent impaired loans is based on fair value, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers evaluation analysis as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Values of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by executive management and loan administration. Values are reviewed for accuracy and consistency by executive management and loan administration. The ultimate collateral values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the asset is acquired. Estimated fair value of foreclosed assets is based on appraisals or evaluations. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy.

Appraisals of foreclosed assets held for sale are obtained when the asset is acquired and subsequently as deemed necessary by the Company. Appraisals are reviewed for accuracy and consistency by executive management and loan administration.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value	Valuation Technique	Unobservable Inputs	Weighted- Average
December 31, 2017
Collateral-dependent impaired loans	$1,020,569	Appraisals from comparable properties	Estimated cost to sell	5–20%
Foreclosed assets held for sale	$99,579	Appraisals from comparable properties	Estimated cost to sell	5–20%

December 31, 2016
Collateral-dependent impaired loans	$385,808	Appraisals from comparable properties	Estimated cost to sell	5-20%
Foreclosed assets held for sale	$103,443	Appraisals from comparable properties	Estimated cost to sell	5-20%

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

The following tables presents estimated fair values of the Company’s financial instruments not recorded at fair value at December 31, 2017 and 2016:

	Carrying Amount	Fair Value Measurements
		Level 1	Level 2	Level 3	Total
December 31, 2017
Financial Assets
Cash and due from banks	$100,054,312	$100,054,312	$—	$—	$100,054,312
Interest-bearing time deposits in other banks	$30,168,000	$—	$30,176,000	$—	$30,176,000
Loans, net of allowance	$555,346,754	$—	$553,875,245	$1,020,569	$554,895,814
Mortgage loans held for sale	$388,386	$—	$388,386	$—	$388,386
Nonmarketable equity securities	$1,048,956	$—	$1,048,956	$—	$1,048,956
Interest receivable	$3,673,710	$—	$3,673,710	$—	$3,673,710

Financial Liabilities
Deposits	$625,831,184	$—	$625,012,643	$—	$625,012,463
Borrowings	$5,600,000	$—	$5,600,000	$—	$5,600,000
Interest payable	$403,537	$—	$403,537	$—	$403,537

December 31, 2016
Financial Assets
Cash and due from banks	$74,244,017	$74,244,017	$—	$—	$74,244,017
Interest-bearing time deposits in other banks	$29,421,000	$—	$29,420,000	$—	$29,420,000
Loans, net of allowance	$495,609,079	$—	$494,884,647	$385,808	$495,270,455
Mortgage loans held for sale	$157,593	$—	$157,593		$157,593
Nonmarketable equity securities	$1,043,456	$—	$1,043,456	$—	$1,043,456
Interest receivable	$3,678,559	$—	$3,678,559	$—	$3,678,559

Financial Liabilities
Deposits	$549,555,599	$—	$549,079,993	$—	$549,079,993
Borrowings	$6,400,000	$—	$6,400,000	$—	$6,400,000
Interest payable	$223,117	$—	$223,117	$—	$223,117

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value.

Cash and Due from Banks, Interest-Bearing Time Deposits in Other Banks, Nonmarketable Equity Securities, Interest Receivable, Interest Payable and Borrowings

The carrying amount approximates fair value.

Loans and Mortgage Loans Held-for-Sale

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit, Lines of Credit and Standby Letters of Credit

The fair values of unfunded commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair values of standby letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The estimated fair values of the Company’s commitments to extend credit, lines of credit and standby letters of credit were not material at December 31, 2017 or 2016.

Note 15:	Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying consolidated balance sheets. The following summarizes those financial instruments with contract amounts representing credit risk:

	2017	2016
Commitments to extend credit	$145,888,043	$158,700,177
Financial and performance standby letters of credit	1,544,420	747,365
	$147,432,463	$159,447,542

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Each instrument generally has fixed expiration dates or other termination clauses. Since many of the instruments are expected to expire without being drawn upon, total commitments to extend credit amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management’s credit evaluation of the customer. Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 16:	Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in Note 5 regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in Note 15 regarding off-balance sheet risk.

As of December 31, 2017, hotel loans were 22% of gross total loans with outstanding balances of $123,020,000 and unfunded commitments of $30,042,000; energy loans were 19% of gross total loans with outstanding balances of $104,727,000 and unfunded commitments of $45,771,000.

Note 17:	Operating Leases

The Company leases certain of its branch facilities and office equipment under operating leases. Rental expense for these leases was $421,000 and $418,000 for the years ended December 31, 2017 and 2016, respectively.

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Future minimum rental commitments of branch facilities and office equipment due under non-cancellable operating leases at December 31, 2017, were as follows:

2018	$455,061
2019	455,707
2020	348,920
2021	203,219
Thereafter	57,219
$1,520,126
Note 18:	Parent-only Financial Statements
Condensed Balance Sheets	2017	2016
Assets
Cash and due from banks	$64,487	$87,884
Investment in subsidiary bank	73,717,052	60,455,136
Goodwill	1,011,182	1,011,182
Total assets	$74,792,721	$61,554,202

Liabilities and Shareholders’ Equity

Borrowings	5,600,000	6,400,000
Other liabilities	16,953	18,235
Total liabilities	5,616,953	6,418,235

Shareholders’ equity
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized; 7,287,500 shares issued and outstanding at December 31, 2017 and 2016	72,875	72,875
Additional paid-in capital	6,986,669	6,986,669
Retained earnings	62,116,224	48,076,423
Total shareholders’ equity	69,175,768	55,135,967
Total liabilities and shareholders’ equity	$74,792,721	$61,554,202

Bank7 Corp.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Condensed Statements of Income	2017	2016
Income
Dividends received from subsidiary bank	$10,765,000	$8,050,000

Expense
Interest expense	237,331	262,312
Other	300	348
Total expense	237,631	262,660

Income before income taxes and equity in undistributed net income of bank subsidiary	10,527,369	7,787,340
Equity in undistributed net income of subsidiaries	13,261,916	9,030,052
Net Income Available to Common Shareholders	$23,789,285	$16,817,392
Condensed Statements of Cash Flows	2017	2016
Operating Activities
Net income	$23,789,285	$16,817,392
Items not requiring (providing) cash
Equity in undistributed net income of bank subsidiary	(13,261,916)	(9,030,052)

Changes in
Other liabilities	(1,282)	(2,280)
Net cash provided by operating activities	10,526,087	7,785,060
Financing Activities
Repayment of Borrowed Funds	(800,000)	(800,000)
Cash dividends paid	(9,749,484)	(6,995,000)
Net cash used in financing activities	(10,549,484)	(7,795,000)

Decrease in Cash and Due from Banks	(23,397)	(9,940)

Cash and Due from Banks, Beginning of Year	87,884	97,824

Cash and Due from Banks, End of Year	$64,487	$87,884

Supplemental Disclosure of Cash Flows Information
Interest paid	$238,613	$264,592

      Shares

Bank7 Corp.

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

                  , 2018

Through and including       , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 – Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Select Market listing fee.

Amount*
SEC registration fee
FINRA filing fee
NASDAQ Global Select Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous
Total
*	Fees payable cannot be estimated at this time.

ITEM 14 – Indemnification of Directors and Officers.

Section 1031 of the Oklahoma General Corporation Act, under which we are incorporated, permits, and in some circumstances requires, us to indemnify our directors and officers. Article Seventh of our Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers under certain circumstances. In addition, our Amended and Restated Certificate of Incorporation provide for indemnification of each of our officers and directors against expenses (including attorneys’ fees), judgments, liabilities, losses, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of the Company, or of any other corporation, partnership, joint venture, trust or other enterprise at our request, other than an action by or in the right of the Company. To be entitled to such indemnification, the individual must have acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful. Subject to such limitations, our Amended and Restated Certificate of Incorporation grants indemnity to the fullest extent permissible under the law, but does not grant indemnity with respect to, matters as to which indemnification would be in contravention of the laws of the State of Oklahoma or the United States of America, whether as a matter of public policy or pursuant to statutory provision.

As permitted by the Oklahoma General Corporation Act and our Amended and Restated Certificate of Incorporation, we also have the authority to maintain insurance on behalf of our directors and officers against liability arising out of their status as such.

Prior to the offering, we also expect to enter into separate indemnification agreements with our executive officers and directors, in addition to the indemnification provided for in our Amended and Restated Certificate of Incorporation. These agreements, among other things, require us to indemnify our executive officers and directors for certain expenses, including attorneys’ fees, incurred by an executive officer or director in any action or proceeding arising out of their services as one of our an executive officers or directors, or as an executive officer or director of any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

In addition, as authorized by the Oklahoma General Corporation Act, our Amended and Restated Certificate of Incorporation provides that the directors shall not be personally liable for monetary damages to the corporation relating to their conduct as directors, except to the extent such exemption from liability or limitation thereof is not permitted under the OGCA as the same exists or may hereafter be amended. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for an alleged breach of their duties.

The form of Underwriting Agreement to be filed as Exhibit 1.1 hereto will obligate the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 15 – Recent Sales of Unregistered Securities.

Not applicable.

ITEM 16 – Exhibits and Financial Statement Schedules.

(a)	Exhibits
Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of Bank7 Corp.*
3.2	Amended and Restated Bylaws of Bank7 Corp. *
4.1	Specimen common stock certificate of Bank7 Corp.*
5.1	Form of Opinion of Paul Foster Law Offices, P.C.*
10.1	Form of Tax Sharing Agreement*
10.2†	Bank7 Corp. 2018 Equity Incentive Plan*
10.3†	Form of Change in Control Agreement*
10.4†	Form of Indemnification Agreement*
10.5	Form of Registration Rights Agreement*
21.1	Subsidiaries of Bank7 Corp.*
23.1	Consent of BKD, LLP*
23.2	Form of Consent of Paul Foster Law Offices, P.C.*
24.1	Power of Attorney*
*	To be filed by amendment.
†	Indicates a management contract or compensatory plan.
(b)	Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17 – Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on          , 2018.

BANK7 CORP.

By:
Thomas L. Travis,
President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints William B. Haines and John T. Phillips and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statement filed pursuant to Rule 462(b) under the Securities Act) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Director (Chairman)	, 2018
William B. Haines

	Director; President and Chief Executive Officer (principal executive officer)	, 2018
Thomas L. Travis

	Senior Vice President; Chief Financial Officer (principal financial and accounting officer)	, 2018
Kelly J. Harris

	Director,	, 2018
Bobby J. Alexander

	Director	, 2018
Charles W. Brown

	Director	, 2018
John T. Phillips

	Director	, 2018
Gary D. Whitcomb

	Director	, 2018
Lonny D. Wilson

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